UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Vital Images, Inc.

(Name of Subject Company)

Vital Images, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92846N104

(CUSIP Number of Class of Securities)

Michael H. Carrel
President and Chief Executive Officer
Vital Images, Inc.
5850 Opus Parkway, Suite 300
Minnetonka, Minnesota 55343-4414
 (952) 487-9500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

W. Morgan Burns
Jonathan L.H. Nygren
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.           Subject Company Information

(a) Name and Address

The name of the subject company is Vital Images, Inc., a Minnesota corporation (the “Company,” “Vital Images,” or “we,” “our,” or “us”), and the address and telephone number of its principal executive offices are 5850 Opus Parkway, Suite 300, Minnetonka, Minnesota 55343-4414, (952) 487-9500.

(b) Securities

The title of the class of equity securities to which this Solicitation/Recommendation on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Statement”) relates is the Company’s Common Stock, par value $0.01 per share (the “Shares”).  As of the close of business on May 10, 2011, there were 14,069,369 Shares outstanding.

Item 2.           Identity and Background of Filing Person

(a) Name and Address

Vital Images is the subject company and the person filing this Statement.  The Company’s name, address and business telephone number are set forth in “Item 1. Subject Company Information,” which information is incorporated herein by reference.  The Company’s website address is www.vitalimages.com.  The information on the Company’s website should not be considered a part of this Statement.

(b) Tender Offer and Merger

This Statement relates to the cash tender offer by Magenta Corporation, a Minnesota corporation (“Purchaser”), which is a wholly owned subsidiary of Toshiba Medical Systems Corporation, a company formed under the laws of Japan (“TMSC”), which is a wholly owned subsidiary of Toshiba Corporation (“Toshiba”), a company formed under the laws of Japan.  Purchaser has made an offer to purchase all outstanding Shares at a purchase price of $18.75 per Share in cash, net to the seller, without interest and subject to any required withholding of taxes (the “Offer Price”).  The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser, TMSC and Toshiba with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2011, and is subject to the terms and conditions set forth in the Offer to Purchase dated May 11, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).  The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 27, 2011 (as amended from time to time, the “Merger Agreement”), by and among TMSC, Purchaser and the Company.  A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.  The Merger Agreement is summarized in Section 13 of the Offer to Purchase.  The Merger Agreement provides, among other things, for the making of the Offer and further provides that, following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate a merger (the “Merger”) under the Minnesota Business Corporation Act (the “MBCA”) in which any remaining Shares of the Company not validly tendered pursuant to the Offer (other than Shares owned by Purchaser, TMSC or any of its subsidiaries (including Purchaser) and other than Shares for which the holder thereof has properly exercised dissenters’ rights) will be cancelled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price.  Upon consummation of the Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company continuing as the surviving corporation (the “Surviving Corporation”).

The Merger Agreement has been included as an exhibit to this Statement to provide information regarding its terms. It is not intended to modify or supplement any factual disclosures about the Company, TMSC or Purchaser in any public reports filed with the SEC by the Company, TMSC or Purchaser. In particular, the assertions embodied in the representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to TMSC and Purchaser in connection with the execution of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, TMSC or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, TMSC, or Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

TMSC formed Purchaser solely for the purpose of acquiring all outstanding Shares of the Company, and Purchaser has not engaged in any activities to date other than those incidental to its formation, entry into the Merger Agreement and commencement of the Offer.  According to the Offer to Purchase, the business address and telephone number of Toshiba, TMSC and Purchaser are as follows:

Toshiba: 1-1, Shibaura 1-chome, Minato-ku, Tokyo 105-8001, Japan, 81-3-3457-4511.

TMSC: 1385, Shimoishigami, Otawara-shi Tochigi-ken, 324-8550, Japan, 81-287-26-6211.

Purchaser: c/o Toshiba America Medical Systems, Inc., 2441 Michelle Drive, Tustin, CA 92780, 714-669-5000.

Item 3.           Past Contacts, Transactions, Negotiations and Agreements

Except as otherwise described in this Statement, including in the Information Statement included as Annex I hereto, which is incorporated herein by reference, as of the date hereof, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) TMSC, Purchaser or their respective executive officers, directors or affiliates.

The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with TMSC’s right to designate persons to the Company’s Board of Directors other than at a meeting of the shareholders after TMSC and its wholly owned subsidiaries, including Purchaser, acquire a majority of the Shares on a fully diluted basis pursuant to the Offer.

Arrangements among the Company, Purchaser and TMSC

Merger Agreement

The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by this reference, but is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by this reference.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) to this Statement and is incorporated herein by reference.

The Company and TMSC entered into a confidentiality agreement, dated January 28, 2011 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, subject to certain exceptions, TMSC agreed to keep confidential all written, electronic or oral data, reports, interpretations, forecasts, records, statements, documents and information of any kind concerning the Company and its subsidiaries that the Company provided to TMSC.

TMSC agreed under the Confidentiality Agreement not to solicit for hire certain Company employees, including the Company’s officers, for 18 months after the date of the Confidentiality Agreement. In addition, TMSC agreed, subject to certain exceptions, to a standstill provision pursuant to which TMSC agreed not to take certain acquisition-related actions for 18 months after the date of the Confidentiality Agreement, without being invited by the Company to do so.

Exclusivity Agreement

The following summary description of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(3) to this Statement and is incorporated herein by reference.

On February 28, 2011, the Company and TMSC entered into an exclusivity agreement (the “Exclusivity Agreement”) whereby, in consideration of the time, effort and money that TMSC will be required to expend, the Company agreed that, for a period beginning as of the execution of the Exclusivity Agreement and ending on 11:59 p.m. Central Time on April 29, 2011, the Company would cease any negotiations with respect to transactional alternatives to the Merger, not solicit or facilitate the submission of constitute a competing transaction, participate in any discussions or negotiations with any third party with respect to any competing transaction, enter into any agreement, arrangement or understanding with any third party with respect to a competing transaction or otherwise cooperate in any way with, or assist or participate in, encourage or facilitate any effort or attempt by any third party to do or seek to do any of the foregoing.

Marketing and Distribution Agreement

The following summary description of the Distribution Agreement is qualified in its entirety by reference to the Distribution Agreement, a copy of which is filed as Exhibit (e)(4) to this Statement and is incorporated herein by reference.

The Company and TMSC entered into a marketing and distribution agreement, dated November 21, 2008 (the “Distribution Agreement”), whereby the Company appointed TMSC and certain TMSC distributors as nonexclusive resellers of certain Company products in connection with sales of TMSC’s own scanner equipment to its customers. In connection with the Distribution Agreement, the Company’s sales team provides assistance to TMSC in its sales efforts in a similar manner to how the Company’s sales team provides assistance to its other resellers, and the Company provides back-up technical support for problems that TMSC cannot resolve.

The Distribution Agreement was amended on February 26, 2010 and July 27, 2010 to, among other things, update the products subject to the Distribution Agreement and update the pricing schedule.  From time to time, the Company has entered into related agreements with certain TMSC distributors to, among other things, amend the products and pricing schedules with respect to such distributors.

TMSC is entitled to appoint a nonvoting observer to meetings of the Company’s Board of Directors, subject to certain constraints. The TMSC observer attended four board meetings in 2009 and one in 2010, and has not attended a board meeting since February 4, 2010.

Under the Distribution Agreement, TMSC committed to purchase at least a certain minimum amount of the Company’s products each year. TMSC is obligated to pay for the Company’s maintenance and support services and each Vital Images’ product in accordance with an agreed price list. Notwithstanding the price list, under certain conditions, the Company must offer TMSC the lowest price it offers other purchasers of certain specified products.

The Distribution Agreement expires on December 31, 2013, subject to TMSC’s right, in its sole discretion after December 31, 2010, to terminate the Distribution Agreement earlier on certain dates by providing the Company prior written notice.

Development Agreement

The following summary description of the Development Agreement is qualified in its entirety by reference to the Development Agreement, a copy of which is filed as Exhibit (e)(5) to this Statement and is incorporated herein by reference.

The Company and TMSC entered into a development agreement, dated January 8, 2009 (the “Development Agreement”), whereby the Company may develop software products pursuant to development plans that are later agreed to by the Company and TMSC. TMSC is entitled to sell the developed software products, subject to the terms and conditions of the Distribution Agreement, and is granted certain exclusive reseller rights with respect to the developed software products. As of May 10, 2011, the Company and TMSC have agreed to three development plans.

Under the Development Agreement, to facilitate the development of software products, the Company contributes personnel and TMSC contributes funds. For software products that are completed and that TMSC desires to sell under the Distribution Agreement, TMSC must pay an agreed-upon price to sell the products. Pursuant to two amendments to the Development Agreement, dated November 25, 2009 and October 25, 2010, the Company agreed to pay royalties to TMSC, subject to a cap, in the event the Company licenses to third parties certain software developed pursuant to the Development Agreement.

Arrangements with the Company’s Current Executive Officers and Directors

In considering the recommendation of the Company’s Board of Directors to tender the Shares in the Offer, shareholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that differ from, or are in addition to, those of the Company’s shareholders generally. The Board of Directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Consideration Payable Pursuant to the Offer

If each of the Company’s directors and executive officers were to tender any Shares each owns for purchase pursuant to the Offer, each would receive the same cash consideration on the same terms and conditions as the Company’s other shareholders. As of May 10, 2011, the Company’s directors and executive officers (and persons and entities affiliated with them) owned in the aggregate 340,222 Shares. If the Company’s directors and executive officers (and persons and entities affiliated with them) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for payment and paid for by Purchaser, the directors and executive officers would receive an aggregate of approximately $6,379,163 in cash, subject to any withholding required by applicable tax laws. The beneficial ownership of the Company’s directors and executive officers is further described in the Information Statement under the heading “Security Ownership of Principal Shareholders and Management.”

Effect of the Merger Agreement on Restricted Stock

Pursuant to the Merger Agreement, each Share of restricted stock that is outstanding immediately prior to the date that Purchaser accepts for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) will vest at the Acceptance Time and will be converted into the right to receive a cash amount equal to the Offer Price at the effective time of the Merger (the “Effective Time”).  As of May 10, 2011, the Company’s directors and executive officers owned in the aggregate 18,750 Shares of restricted stock and would receive an aggregate of approximately $351,563 in cash, subject to any withholding required by applicable tax laws, in connection with the consummation of the Merger.

Effect of the Offer and the Merger Agreement on Stock Options

Our 1997 Stock Option and Incentive Plan (as amended, the “1997 Plan”) and 1997 Director Stock Option Plan (the “1997 Director Plan”) provide that, if a change in control occurs, then all options to purchase Shares under each plan will become immediately exercisable in full.  Purchaser’s acquisition of a majority of the Shares on a fully diluted basis pursuant to the Offer will constitute a change in control under the 1997 Plan and the 1997 Director Plan.  The Merger Agreement provides that, with respect to each stock option (a “1997 Option”) issued under either the 1997 Plan or the 1997 Director Plan, if the exercise price of the 1997 Option is less than the Offer Price, then the 1997 Option will be cancelled as of immediately after the Acceptance Time in exchange for the right to receive a lump sum cash payment for each Share subject to the 1997 Option in an amount equal to (a) the Offer Price less (b) the exercise price payable in respect of each Share issuable under the 1997 Option.  The Company must pay the amount so calculated, net of applicable taxes, as soon as practicable following the Acceptance Time, but in any event not later than three business days thereafter.  If the exercise price of any 1997 Option is equal to or greater than the Offer Price, such 1997 Option will be cancelled as of immediately after the Acceptance Time, without any consideration being payable in respect thereof, and have no further force or effect.

Pursuant to the Company’s 2006 Long-Term Incentive Plan (the “2006 Plan”), each stock option issued under the 2006 Plan (a “2006 Option”) that is outstanding immediately prior to the Acceptance Time will, if unvested, become vested in full as of immediately after the Acceptance Time.  Following the Acceptance Time or an expiration of a “subsequent offering period” (including all extensions thereof) pursuant to the SEC’s tender offer rules, if Purchaser (or TMSC on its behalf) exercises the Top-Up Option (as defined below under the heading “Top-Up Option” in “Item 8. Additional Information”), then Purchaser or TMSC may, pursuant to the Merger Agreement, require the Company to cause each 2006 Option that is then outstanding to be cancelled promptly (the time of cancellation, the “2006 Option Cancellation Time”).  If the exercise price of any 2006 Option is less than the Offer Price, then the 2006 Option will be cancelled as of the 2006 Option Cancellation Time in exchange for the right to receive a lump sum cash payment for each Share subject to the 2006 Option in an amount equal to (a) the Offer Price less (b) the exercise price payable in respect of each Share issuable under the 2006 Option.  The Company must pay the amount so calculated, net of applicable taxes, as soon as practicable following the 2006 Option Cancellation Time, but in any event not later than three business days thereafter.  If the exercise price of any 2006 Option is equal to or greater than the Offer Price, such 2006 Option will be cancelled as of immediately after the 2006 Option Cancellation Time, without any consideration being payable in respect thereof, and have no further force or effect.

With respect to each of the Company’s stock options (if any) that is outstanding immediately prior to the Effective Time of the Merger, the stock option, if unvested, shall become vested as of immediately after the Effective Time. If the exercise price of any stock option is less than the Offer Price, then the option will be cancelled as of immediately after the Effective Time in exchange for the right to a lump sum cash payment for each Share subject to the option in an amount equal to (a) the Offer Price less (b) the exercise price payable in respect of each Share issuable under the option.  The Company must pay the amount so calculated, net of applicable taxes, as soon as practicable following the Effective Time, but in any event not later than three business days thereafter. If the exercise price of any option is equal to or greater than the Offer Price, such options will be cancelled as of immediately after the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect.

The 1997 Plan and the 1997 Director Plan will terminate effective as of immediately after the Acceptance Time, and the 2006 Plan will terminate effective as of immediately after the first to occur of the 2006 Option Cancellation Time and the Effective Time.

The table below sets forth information regarding the vested and unvested stock options held by the Company’s directors and executive officers as of May 10, 2011 with an exercise price per share less than the Offer Price.

Name	Number of Shares Underlying Option	Exercise Price/ Share ($)	Aggregate Payment for Option Cancellation ($)	Total ($)
Aaron (Erkan) Akyuz	125,000	12.02	841,250
	30,000	14.79	118,800
	7,200	15.99	19,872	979,922

Name	Number of Shares Underlying Option	Exercise Price/ Share ($)	Aggregate Payment for Option Cancellation ($)	Total ($)
Stephen Andersen	23,000	15.99	63,480
	12,500	14.79	49,500
	11,700	8.79	116,532
	10,290	15.11	37,456
	10,000	15.40	33,500
	10,000	12.02	67,300
	6,938	12.599	42,676
	3,262	12.599	20,065	430,508

Steven Canakes	7,038	12.599	43,291
	5,462	12.599	33,597
	3,000	15.40	10,050
	30,000	15.11	109,200
	17,600	8.79	175,296
	15,000	15.99	41,400
	12,500	14.79	49,500	462,334

Michael Carrel	150,000	15.25	525,000
	147,500	16.57	321,550
	51,400	8.79	511,944
	42,700	15.99	117,852
	15,000	15.11	54,600
	50,000	14.79	198,000	1,728,946

Peter Goepfrich	75,000	15.25	262,500
	17,600	8.79	175,296
	16,000	14.79	63,360
	15,000	15.99	41,400
	10,000	15.11	36,400
	3,840	10.34	32,294
	630	15.40	2,111	613,361

James B. Hickey, Jr.	18,000	9.94	158,580
	9,000	15.61	28,260
	7,600	10.83	60,192
	7,500	15.36	25,425	272,457

Oran E. Muduroglu	7,500	14.45	32,250
	7,500	15.36	25,425	57,675

Gregory J. Peet	9,000	15.61	28,260
	7,600	10.83	60,192
	7,500	15.36	25,425	113,877

Name	Number of Shares Underlying Option	Exercise Price/ Share ($)	Aggregate Payment for Option Cancellation ($)	Total ($)
Richard W. Perkins	9,000	15.61	28,260
	7,600	10.83	60,192
	7,500	15.36	25,425	113,877

Douglas M. Pihl	9,000	15.61	28,260
	7,600	10.83	60,192
	7,500	15.36	25,425	113,877

Vikram Simha	150,000	15.24	526,500
	12,500	14.79	49,500
	10,000	14.58	41,700
	7,100	8.79	70,716	688,416

Michael W. Vannier, M.D.	7,600	10.83	60,192
	7,500	15.36	25,425
	5,000	15.61	15,700	101,317

Sven A. Wehrwein	9,000	15.61	28,260
	7,600	10.83	60,192
	7,500	15.36	25,425	113,877

Effect of the Merger Agreement on the Employee Stock Purchase Plan (“ESPP”)

Pursuant to the Merger Agreement, the offering period under the ESPP that most recently commenced prior to the date of the Merger Agreement will continue until the end of the current offering period on June 30, 2011.  The ESPP will terminate effective immediately after the end of that offering period, if the Acceptance Time has occurred.  If the Effective Time occurs on or before the last day of the current offering period, then, promptly after the last day of the period, the Company will pay each ESPP participant in the period a cash amount equal to the Offer Price multiplied by the number of Shares that the participant would otherwise be entitled to receive pursuant to the ESPP based on the amount of the payroll deductions credited to the participant’s account as of the last day of the period.  If the Effective Time occurs after the last day of the current offering period, then the Company will issue Shares to participants in the ESPP pursuant to the terms of the ESPP for the current offering period.  At the Effective Time, all such Shares (other than Shares for which the holder thereof has properly exercised dissenters’ rights) will be cancelled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price, without interest and subject to any required withholding taxes.

As of May 10, 2011, based on the amounts contributed to their respective accounts, their respective contribution elections as of that date, expected trading prices for Shares and the limitations of the ESPP, the Company estimates that its executive officers who participate in the ESPP would be issued the following number of Shares on June 30, 2011 pursuant to the ESPP:

•                  Michael Carrel — 377 Shares; and

•                  Erkan Akyuz — 500 Shares.

Change in Control and Retention Agreements

The Company has change in control agreements with each of Erkan Akyuz, Stephen Andersen, Steven Canakes, Michael Carrel, Peter Goepfrich and Vikram Simha.  The Company also has retention agreements with each of Erkan Akyuz, Stephen Andersen, Steven Canakes, Michael Carrel and Peter Goepfrich.  The terms and conditions of these agreements and the potential compensation to be provided to the Company’s executive officers in connection with the change in control that will result from the Offer are described below under the heading “Item 8.  Additional Information—Golden Parachute Compensation,” which information is incorporated by reference herein.

Employment Agreements

The Company has at-will employment agreements with each of its executive officers, which include confidentiality and non-competition provisions, and also provide for payment of severance compensation if the Company terminates any of these executive officers’ employment without cause, or if the executive officer resigns for good reason. Severance is equal to 12 months of base salary for Mr. Carrel, nine months of base salary for each of Messrs. Simha and Akyuz, and six months of base salary for each of Messrs. Andersen, Goepfrich and Canakes. For Mr. Carrel, the Company will also continue to pay the same portion of his employee welfare benefits as the Company was paying before his termination for a period of 12 months after his termination. For each of Messrs. Simha and Akyuz, the Company will also continue to pay the same portion of his employee welfare benefits as the Company was paying before his termination for a period of nine months after his termination. For Mr. Goepfrich, the Company will also continue to pay the same portion of his employee welfare benefits as the Company was paying before his termination for a period of six months after his termination.  If Messrs. Akyuz, Andersen, Canakes, Carrel or Goepfrich receive payments under the change in control agreements mentioned above and described in “Item 8.  Additional Information—Golden Parachute Compensation,” they will not be entitled to receive the severance compensation provided for in their employment agreements.

Employee Benefits

The Merger Agreement provides that TMSC will honor and cause the Surviving Corporation to honor all of the Company’s employee benefit plans, agreements and arrangements (other than the 1997 Plan, 1997 Director Plan, 2006 Plan and ESSP, which will be terminated as described above) and all of the Company’s employment, severance and termination plans and agreements, in each case in accordance with their terms as in effect immediately before the Effective Time.  The Merger Agreement also requires, for one year after the Closing Date, that TMSC provide to the Company’s employees, including the Company’s executive officers, as of the Effective Time, annual base salaries, incentive compensation, and other employee benefits (other than equity-based compensation) that are substantially comparable, in the aggregate, to the annual base salaries, incentive compensation and other employee benefits provided to the Company’s employees immediately before the Effective Time.  Nothing in the Merger Agreement obligates TMSC to employ any person for any period of time after the Effective Time.

For purposes of vesting, eligibility to participate and the level of benefits under the employee benefit plans of TMSC and the Company’s subsidiaries providing benefits to any of the Company’s employees after the Effective Time, each employee will be credited with his or her years of service with the Company and its predecessors before the Effective Time, to the same extent as the employee was entitled to credit for such service under any similar employee benefit plans in which the employee participated immediately prior to the Effective Time.

Indemnification of Directors and Officers

Section 302A.521 of the MBCA requires a corporation to provide for indemnification of employees, directors and officers except to the extent limited by the corporation’s charter documents. The Company’s charter documents do not limit the extent of the indemnification provided for in Section 302A.521. Pursuant to the MBCA and the Company’s Articles of Incorporation (as amended, the “Company Charter”), directors do not have personal liability to the Company for monetary damages, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 302A.559 or 80A.76 of the Minnesota Statutes; (iv) for any transaction from which the director derived an improper personal benefit; or (v) for any act or omission occurring prior to the date when the provision in the Company Charter became effective. In addition, the Company’s bylaws (as amended, the “Company Bylaws”) provide for the indemnification of the Company’s officers and directors to the fullest extent permitted by Section 302A.521 of the MBCA.  We also have purchased and maintain directors’ and officers’ liability insurance.

Pursuant to the Merger Agreement, all rights to advancement of expenses, indemnification and exculpation by the Company existing as of the date of the Merger Agreement in favor of each person who is as of such date, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company as provided in the Company Charter or the Company Bylaws will survive the Merger from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs.

Pursuant to the Merger Agreement, subject to certain limitations, TMSC will either (i) cause to be maintained in effect, for a period of six years after the Effective Time, the directors’ and officers’ liability insurance policy that is in effect on the date of the Merger (the “D&O Insurance”) covering acts or omissions at or prior to the Effective Time with respect to those persons who are covered by the D&O Insurance as of the Effective Time, or (ii) obtain, in consultation with the Company, a “tail” directors’ and officers’ liability insurance policy covering acts or omissions occurring at or prior to the Effective Time for a period of six years after the Effective Time, with respect to those persons who are covered by the D&O Insurance as of the Effective Time on terms with respect to such coverage and amounts no less favorable to such indemnified persons than those of the D&O Insurance. The persons who are covered by the D&O Insurance as of the Effective Time are intended third party beneficiaries of the provision of the Merger Agreement described in this paragraph.

Item 4.           The Solicitation or Recommendation

Solicitation/Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer with the Company’s financial and legal advisors, at meetings held on April 27, 2011, a Special Committee of the Board of Directors (the “Special Committee”) consisting solely of independent directors and the Board of Directors unanimously determined that the terms of the Offer are fair to and in the best interests of the Company’s shareholders, and the Special Committee and the Board of Directors unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option.

Accordingly, and for the reasons described in more detail below, the Special Committee and the Board of Directors has each unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up Option, including the consideration that would be payable for any Top-Up Option Shares (as defined below under the heading “Top-Up Option” in “Item 8. Additional Information”)) are fair to and in the best interests of the Company and its shareholders; (ii) approved and declared advisable the Merger Agreement, the plan of merger included in the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer, the Merger and the Top-Up Option, including the consideration that would be payable for any Top-Up Option Shares); and (iii) recommended that the shareholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the plan of merger included in the Merger Agreement.

In reaching the conclusions and in making the recommendation described above, the Special Committee and the Board of Directors consulted with the Company’s management, as well as the Company’s financial and legal advisors, and took into account a number of reasons, described under “Reasons for Recommendation” below.

The joint press release issued by the Company and TMSC is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.  A letter to the Company’s shareholders from Michael Carrel, Chief Executive Officer of the Company, relating to the recommendation of the Board of Directors is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

Background of the Offer; Reasons for Recommendation

Background of the Offer

The Company has historically sought to enter into relationships with leading medical technology companies to expand the Company’s clinical, distribution, financial and technical ability for its 3D medical imaging software products.  Toshiba is one of the technology companies with which the Company sought a relationship.  The commercial relationship between the parties steadily developed from its beginning in 1998, and Toshiba and its affiliates consistently have been the Company’s largest customer since that time.  The Company and various Toshiba affiliates have entered into various agreements relating to the marketing, distribution and resale of the Company’s products over time.  In September 2000, Toshiba America Medical Systems, Inc. (“TAMS”), the U.S. subsidiary of TMSC, and the Company entered into a marketing agreement pursuant to which a Company product became the primary 3D software for use with TAMS’ sales of TMSC CT scanners in the United States.  Effective as of October 2001, the Company entered into a marketing and distribution agreement with TMSC under which TMSC distributed the Company’s products in connection with sales of TMSC scanners on a global basis.  This agreement was extended several times, through December 31, 2006.

Effective as of January 1, 2007, the Company and TMSC entered into a new marketing and distribution agreement with a term that expired on December 31, 2008.

In connection with their existing commercial relationship, on July 16, 2007, TMSC and the Company entered into a letter agreement pursuant to which the Company agreed to cause an individual designated by TMSC to participate as an observer to the meetings of the Company’s Board of Directors, with the exception of any discussions concerning certain restricted matters, including proposed acquisitions by or involving the Company.  Fredric Friedberg, Senior Vice President and then General Counsel and now Chief Legal Officer of TAMS, was designated as TMSC’s observer.  In August 2007, Mr. Friedberg attended his first meeting of the Company’s Board of Directors as observer.  He attended a number of meetings in his observer capacity thereafter until the Board of Directors meeting on February 4, 2010 and, in accordance with the terms of the observer rights letter agreement, at no such meeting attended by Mr. Friedberg did he participate in discussions regarding restricted matters, including proposed acquisitions by or involving the Company.  After the Company Board of Directors meeting held on February 4, 2010, neither Mr. Friedberg nor any other representatives of TMSC, TAMS or their respective affiliates have attended any meetings of the Company’s Board of Directors, as observer or otherwise.

On November 21, 2008, the Company and TMSC entered into the Distribution Agreement.  The Distribution Agreement is a reseller or distribution agreement under which TMSC and its affiliates resell the Company’s imaging products in connection with sales of its own scanner equipment.  The term of the Distribution Agreement expires on December 31, 2013, subject to TMSC’s right to terminate the Distribution Agreement, in its sole discretion after December 31, 2010, on certain dates by providing the Company prior written notice of termination.

The following table contains the percentage of the Company’s revenues that are attributable to TMSC and its affiliates for the fiscal years set forth in the table:

Fiscal Year End Date	Revenue
December 31, 1998	23%
December 31, 1999	21%
December 31, 2000	27%
December 31, 2001	27%
December 31, 2002	34%
December 31, 2003	42%
December 31, 2004	50%
December 31, 2005	47%
December 31, 2006	41%
December 31, 2007	47%
December 31, 2008	52%
December 31, 2009	54%
December 31, 2010	51%

The Distribution Agreement contains minimum annual purchase orders that TMSC must place with the Company.  In 2010, due to the challenging business climate, TMSC missed its required minimum purchases by less than 10%.  Given the long history of the relationship between the parties, in the fourth quarter of 2010, the Company held discussions with TMSC about its performance against the 2010 commitment amount and agreed not to trigger the minimum purchase obligation in exchange for TMSC’s commitment to enhance its internal processes for generating and forecasting sales of the Company’s products by its local and regional subsidiaries and resellers.  Additionally, TMSC agreed to continue funding technology development with the Company during 2011 under the Development Agreement, which positively impacts the Company’s financial results because the funding amount is treated as a credit to the Company’s research and development expenses.  TMSC’s first quarter 2011 orders to the Company were negatively affected by TMSC’s business and thus were less than anticipated.  The impact of this reduced order volume caused the Company to announce revenue for the first quarter of 2011 that was slightly below analyst expectations.

While the Company was developing its relationship with TMSC and as part of its ongoing evaluation of the business of the Company, the Board of Directors and members of senior management regularly were reviewing and assessing opportunities, including potential opportunities for business combinations, acquisitions, dispositions, internal restructurings and other strategic alternatives, to achieve long-term strategic goals and the diversification of the Company’s business.

In August 2005, the Board of Directors engaged Piper Jaffray & Co. (“Piper Jaffray”) to conduct a market check to explore potential interest in an acquisition of the Company.  At that time, the Company was trading at around $20 per share with revenue growth projections of approximately 40% annually.  Piper Jaffray contacted five potential strategic acquirers, including TMSC and Company A.  No bids were received during this process.  TMSC customer concentration and valuation were cited as issues for all parties that were approached by Piper Jaffray.

After that market check was completed, the Company determined to expand organically and through acquisitions.  In November 2006, the Company completed a $104 million follow-on offering of shares of common stock at a price of $31 per share.

The Company engaged in numerous discussions with third parties, including public and private, and foreign and domestic, entities regarding potential acquisitions by the Company between November 2006 and the date on which it entered into the Exclusivity Agreement, and entered into several non-binding letters of intent relating to those acquisitions.  The Company was aware of its reliance on TMSC, and sought to diversify its business by pursuing various opportunities for business combinations.

In the second half of 2007, the Company held discussions with Company B, another U.S. public company, regarding a merger of equals and with another third party, a foreign public company, regarding a possible acquisition of that foreign company.  In each case, the parties were unable to agree upon acceptable relative valuations and determined not to pursue the proposed transactions.

In April 2008, the Company received an unsolicited verbal indication from Company A at a price of $17.00 per share.  This price represented only a 4% premium to the previous day’s closing price, and Company A informed the Company that it was not able to offer a more significant premium.  The Board of Directors rejected this offer as not being in the best interests of the Company’s shareholders.  As a result, the Company and Company A decided not to engage in any further dialogue regarding the proposed transaction.

Beginning in September 2008, the Board of Directors emphasized its focus on diversification and began discussing strategic alternatives at dinner the night before almost every meeting of the Board of Directors.

Beginning in the second half of 2009 and continuing into 2010, the Company was contacted by and entered into discussions with at least five private equity firms regarding possible acquisitions of the Company by those firms, caused in part by acquisitions of other entities in the Company’s industry by private equity firms.  Each private equity firm decided not to pursue such a transaction, and stated that the inability to cut sufficient costs from the Company’s operations or add significant leverage to the Company’s balance sheet made the Company an unattractive candidate for acquisition by a private equity firm.  These conversations led the Board of Directors to discount the possibility of an acquisition of the Company by a private equity firm.

In February 2010, the Board of Directors formed a Strategy Committee and adopted a formal charter for the Strategy Committee.  The purpose of the Strategy Committee is to oversee the development and implementation of the Company’s long-term strategic plan and business development activities and to review how the Company’s strategic plan is presented to the investment community.  During 2010, the Strategy Committee met almost every month to review the Company’s business development activities.

On several occasions after Mr. Carrel became CEO of the Company in January 2008, he and Mr. Friedberg informally discussed in non-specific terms the possibility of a TMSC acquisition of the Company or the Company’s acquisition of an installed base that had been acquired by TMSC in 2009.  These informal discussions typically coincided with Mr. Friedberg’s attendance as observer at meetings of the Board of Directors.  The last of these informal discussions occurred at the time of the February 4, 2010 meeting of the Board of Directors, which was the last such meeting attended by Mr. Friedberg.  None of these informal discussions resulted in any formal or substantive discussions between the parties or their representatives.

In October and November 2010, the Company and TMSC began discussing a possible extension of the Distribution Agreement.  The Company and TMSC were also discussing a one-year extension of the Development Agreement at this time, and the Company sought to reopen conversations regarding its acquisition of certain assets owned by TMSC.  Although the term of the Distribution Agreement did not expire until December 31, 2013, the Company also wished to discuss TMSC’s right to terminate the Distribution Agreement, in its sole discretion after December 31, 2010, on certain dates by providing the Company with prior written notice of termination.  The Company sought a new five-year marketing and distribution agreement with TMSC.  After several email communications between Mr. Friedberg and Mr. Carrel leading up to the Radiological Society of North America (“RSNA”) conference in Chicago in late November, Mr. Friedberg suggested that discussions regarding future product development activities between the parties should be deferred until after he spoke with Mr. Carrel at the RSNA conference.  The Company’s management team and Board of Directors were concerned that TMSC would seek to terminate the Distribution Agreement with the Company.

On November 28, 2010, Mr. Carrel and Mr. Friedberg met at the RSNA conference.  At that meeting, Mr. Friedberg informed Mr. Carrel of TMSC’s interest in acquiring the Company and inquired as to the Company’s interest in such a transaction.  Mr. Carrel responded that he believed that the Board of Directors would support such a proposed transaction if TMSC offered a price that was in the best interests of the Company’s shareholders, and that he, too, would be supportive of a proposed transaction at an appropriate price.  Mr. Friedberg stated that he and senior management of TMSC would like to present their interest in acquiring the Company to senior management of Toshiba to get approval to move forward with a proposal.  Mr. Friedberg said that if such approval was obtained, TMSC could be prepared to submit a proposal in mid to late January.  Mr. Carrel and Mr. Friedberg agreed that discussions regarding the development of the next generation of the Company’s products between the parties should be deferred for the time being.  Price and valuation were not discussed by Mr. Carrel and Mr. Friedberg at that meeting.  Between November 28 and December 3, Mr. Carrel informed members of the Board of Directors and of Company management of the approach by TMSC.

On December 6, the Strategy Committee met to discuss the approach from TMSC.  The Strategy Committee agreed to inform the rest of the members of the Board of Directors of the approach and to engage the Company’s financial advisor at Piper Jaffray and legal counsel at Faegre & Benson LLP (“Faegre & Benson”) to discuss market conditions, process and obligations of the Board of Directors at its upcoming December 21 meeting.  The Strategy Committee also asked Mr. Carrel to present the operating plan and an assessment of potential benefits of the proposed transaction at the December 21 Board of Directors meeting so that the Board of Directors could discuss valuation parameters and goals.  The Strategy Committee authorized Mr. Carrel to continue the conversation with Mr. Friedberg regarding TMSC’s possible proposal to acquire the Company.  Mr. Carrel then contacted Piper Jaffray to provide information regarding Toshiba’s proposal, and requested that Piper Jaffray work with Faegre & Benson to prepare presentations for the Board of Directors regarding comparative transactions, process, fiduciary duties and other issues in connection with a transaction.

On December 21, the Board of Directors discussed the approach from TMSC and the importance of the commercial relationship with TMSC to the Company.  Mr. Carrel presented the Board with a list of potential benefits that could be realized by TMSC if the transaction were to be completed and that could be used by TMSC as a rationale for valuation in the transaction.  Faegre & Benson provided the Board of Directors with guidance regarding its fiduciary duties and the potential actions it could take during the course of the possible transaction.  Piper Jaffray presented the Board of Directors with a summary prepared by Piper Jaffray detailing the Company’s trading history and various analyses regarding the Company’s valuation, with a further discussion of the possible transaction process.  A full discussion between the Board of Directors, Faegre & Benson and Piper Jaffray followed these presentations, and the Board of Directors discussed related transaction activities previously taken by the Company and the Board of Directors and possible next steps.

Beginning in mid-December and continuing through early February, Mr. Carrel and Mr. Friedberg spoke several times regarding various procedural matters relating to the potential transaction, including the expected timing of submission of TMSC’s indicative proposal, the process for obtaining internal support from TMSC and Toshiba senior management for such a proposal, preliminary due diligence matters and the need for the Company to provide certain non-public information, including projections, to allow TMSC to formulate its proposal, and the importance to TMSC of retaining the Company’s personnel in connection with any potential transaction.  Mr. Carrel and Mr. Friedberg also agreed, with respect to acquisitions that the Company was then contemplating, that the Company’s management and the Board of Directors would need to act in the best interests of the Company’s shareholders when considering proposed acquisitions without input from TMSC, and discussed the potential impact that those possible acquisitions may have on TMSC’s evaluation of the Company.  Mr. Carrel also stated that the price must be fair to the Company’s shareholders and should be significantly above the Company’s current trading price, and that the Board of Directors would not undertake an auction process at that time.  In December, at Mr. Friedberg’s request, Mr. Carrel provided the assessment he had prepared regarding potential benefits of the proposed transaction as the parties agreed that it might be useful to TMSC in beginning to formulate a proposal.  During this time period, Mr. Friedberg stated that TMSC had already engaged Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as its financial adviser and Simpson Thacher & Bartlett LLP (“Simpson Thacher”) as its legal counsel.

As a result of TMSC’s request for non-public information, between January 21 and January 28, 2011, TMSC and Vital Images, with the assistance of their respective legal counsel and financial advisors, negotiated a confidentiality and standstill agreement, which was executed by the parties on January 28, 2011.  After the non-disclosure agreement was signed, the Company began providing limited diligence materials to TMSC, which TMSC had requested to enable it to be in a position to submit an indicative proposal.  These materials included five-year financial projections of the Company, which the Company provided to TMSC on February 14.

On February 16, TMSC submitted its non-binding written indication of interest to acquire the Company at a price of $17.00-18.00 per share in cash.  The proposal was subject to satisfactory completion of due diligence, negotiation of satisfactory employment and/or retention arrangements, and negotiation and execution of mutually acceptable definitive agreements.  Furthermore, in the proposal, TMSC requested that the Company agree to a 60-day exclusivity period.  Mr. Carrel forwarded the indication of interest to members of the Board of Directors, and engaged in conversations with certain directors and with Piper Jaffray regarding the proposed price.

On February 19, the Strategy Committee of the Board of Directors met via telephone conference to discuss the indication of interest.  Piper Jaffray provided the Strategy Committee with background information regarding the indication of interest, including summaries of prior communications between the parties, the form and nature of the non-binding offer, the difference between the offer price and the Company’s stock price over historic periods, and the Company’s experience in prior discussions with other parties, including both strategic and financial parties.  The Strategy Committee then discussed various responses to the indication of interest and whether, when and how it might conduct a market check if an exclusivity period was entered into while also giving consideration to the Company’s past discussions regarding proposed acquisitions of the Company and the low level of interest expressed by other parties to those discussions, and the volume of the Company’s revenues relating to TMSC, which would cause TMSC to have influence over the viability of proposals from third parties.  Subject to prior review with the two members of the Board of Directors not present on the call, the Strategy Committee authorized Piper Jaffray to contact TMSC’s financial advisor and discuss the need for a higher price and to discuss other matters relating to the proposal, including the 60-day exclusivity period.

On February 21, a representative from Piper Jaffray contacted representatives from TMSC and Morgan Stanley to reject the offer because the price was insufficient and did not meet the Board of Directors’ expectations, which were for a price above the top end of the range.  The representatives from Morgan Stanley and TMSC responded that TMSC would be open-minded to views on a higher price, but that this would depend on the results of TMSC’s due diligence investigation, which would need to be substantially completed before any such discussion on price could be considered.  In this regard, the Morgan Stanley and TMSC representatives emphasized that the 60-day exclusivity period was important so that TMSC could conduct its due diligence and have the necessary internal discussions and seek the necessary internal approvals for the proposed transaction from senior management of TMSC and Toshiba.

On February 22, the members of the Board of Directors and representatives of the Company’s financial advisor and legal counsel met to discuss the proposed transaction.  Piper Jaffray summarized the call with Morgan Stanley and TMSC regarding their desired transaction process.  The Board of Directors discussed, among other things, the current price range indicated by TMSC, TMSC’s request for a 60-day exclusivity period, experiences of the Company in similar potential transactions, and the existing commercial relationship of the parties.  The Board of Directors also discussed typical processes for transactions similar to the proposed transaction, which often include market checks, and the ways in which the process for this potential transaction could differ.  The Board of Directors and its advisors also discussed possible responses and communications to TMSC, potential paths the deal could follow, and the relationship of the parties during the pendency of the potential transaction.  At the conclusion of the discussion, the Board of Directors authorized Piper Jaffray to agree to the exclusivity period requested by TMSC while clearly communicating that the Board’s price expectations were above the range indicated by TMSC.

On February 24, Piper Jaffray contacted representatives of Morgan Stanley and TMSC and stated that the Company was willing to enter into a 60-day exclusivity period to allow TMSC to conduct a due diligence investigation of the Company, but that the price must be higher than the price range offered to complete a transaction.  Morgan Stanley and TMSC again stated that TMSC would be open-minded to views on a higher price, but that it would depend on the outcome of due diligence and therefore such a price discussion would only make sense after due diligence had been substantially completed.  Between February 23 and February 28, internal and external legal counsel for the Company and representatives from Simpson Thacher discussed and negotiated the terms of an exclusivity agreement.  On February 28, the exclusivity agreement, which provided for a 60-day exclusivity period, was finalized and signed by the parties.  On March 4, the electronic data room was opened and made available to TMSC and its financial advisors and legal counsel.

On March 8, Mr. Friedberg and Mr. Carrel met in Minneapolis with Jen Robertson, Human Resources Director at Toshiba Medical Research Institute USA, Inc., a U.S. affiliate of TMSC, and Tonya Austin, the Company’s Senior Director of Human Resources, to discuss due diligence matters relating to the Company’s employees and their possible retention, including the Company’s organizational structure, the roles and responsibilities of the employees, and benefit plans.  Mr. Carrel and Mr. Friedberg then met briefly separately, and Mr. Carrel indicated that the top end of the price range proposed by TMSC would not be sufficient, and that the price should be significantly above the high end of the range.

On March 9, representatives of the Company, with assistance from representatives from Piper Jaffray, gave a management presentation in Minneapolis to representatives from TMSC and Morgan Stanley, regarding the Company’s business and prospects, including an overview of the Company’s business, products, finance and future plans.  The parties also discussed the five-year financial projections for the Company that previously had been provided to TMSC on February 14.  The due diligence process continued during the period from March 11 through April 27, including further calls between Mr. Carrel and Mr. Friedberg regarding, among other things, possible retention of the Company’s employees and other due diligence matters, an accounting workpaper review on March 17 and 18, a follow-up video teleconference with management on March 18, a week-long technology diligence meeting with TMSC’s external consultants on March 28 through March 31, and follow-up business due diligence calls on March 31.  There were several other follow-up calls and information exchanges regarding legal, human resources, accounting, regulatory and other matters through April 27, when the Merger Agreement was executed.

On April 6, Piper Jaffray previewed the Company’s first quarter results with Morgan Stanley.

Later on April 6, Morgan Stanley called Piper Jaffray to communicate that, as TMSC had now substantially completed its due diligence, TMSC was preparing to discuss with Toshiba a new indicative proposal.  Morgan Stanley stated that, based on the results of due diligence, the price that TMSC was currently considering may not be considered significantly above the high end of the range, as they were guided.  Morgan Stanley also noted that, as a result of the recent earthquake and tsunami in Japan, there was a possibility of a delay in the process but that no decision had yet been taken in that regard.  Piper Jaffray responded that while it was understood the tsunami may impact timing, the Board of Directors’ expectations for value remained the same as previously communicated.

Also on April 6, Simpson Thacher circulated an initial draft of the definitive agreement to Faegre & Benson.  The draft definitive agreement included a termination fee equal to 3.5% of the transaction value, payable if the Company terminated the merger agreement to accept a superior proposal, if a takeover proposal was made before certain terminations of the merger agreement, and for certain other reasons.  The draft agreement also included a reference to the entry into employment agreements by management of the Company on or before the date of the Agreement, a cash maintenance covenant requiring the Company to maintain at least $125 million in cash through the closing date of the merger, a closing condition relating to general market disruptions and a definition of material adverse effect that did not exclude effects arising from the announcement or pendency of the proposed transaction, including effects on customers and suppliers of the Company.

On April 7, Piper Jaffray contacted Morgan Stanley and stated that Mr. Carrel was disappointed with the news that Morgan Stanley had communicated to Piper Jaffray on April 6.  Piper Jaffray also communicated to Morgan Stanley that since TMSC’s proposal was only informally delivered, Mr. Carrel and Piper Jaffray believed that it was not advisable to take such a proposal back to the Board of Directors and suggested that TMSC deliberate further on the price it was prepared to offer, emphasizing that the price should be significantly above $18 per share, and to return with a more concrete proposal.

On April 8, the Board of Directors met to discuss the proposed transaction process.  Mr. Carrel provided an update to the Board of Directors regarding the Company’s first quarter results and that the results deviated from expectations primarily because revenues pertaining to TMSC were negatively affected by TMSC’s business.  Mr. Carrel and Piper Jaffray updated the Board of Directors regarding recent communications with TMSC’s representatives.  The Board of Directors determined that Piper Jaffray should inform Morgan Stanley and TMSC that no further progress on the transaction could be made until the Board of Directors received a formal written proposal from TMSC.

Later on April 8, TMSC and Toshiba had an internal meeting.  Morgan Stanley called Piper Jaffray after that meeting and stated that, having considered the previous feedback and having worked hard to find additional value, TMSC was prepared to increase its indicative price to $18.50 per share.  Morgan Stanley also indicated that, in light of events in Japan, TMSC had a desire to move quickly to maintain momentum on the proposed transaction and wished to complete its confirmatory due diligence and begin discussions on the definitive agreement.

On April 11, the Board of Directors met to review communications between the Company and TMSC and their respective advisors since the previous Board of Directors meeting and to decide next steps.  Piper Jaffray summarized the phone call from Morgan Stanley relaying the increased price of $18.50 per share and TMSC’s interest in moving quickly.  The Board of Directors discussed the lack of a financing condition, prior conversations about value between the Company and TMSC, the amount of work necessary to complete a definitive agreement, and the exclusivity period, among other topics.  Piper Jaffray recommended that the Board of Directors obtain a written offer from TMSC and seek to arrange a discussion with TMSC regarding valuation.  After discussing the relatively low valuations being applied by the stock market to companies in the Company’s industry, the outlook for the industry in the foreseeable future, other potential acquirers of the Company, and the large proportion of the Company’s business represented by TMSC, the Board of Directors determined that it was in the best interests of the shareholders to seek to enter into a transaction with TMSC with a price that was more favorable than the offered price for the Company’s shareholders.  The Board of Directors authorized Piper Jaffray and Mr. Carrel to pursue a discussion with TMSC regarding valuation and instructed Faegre & Benson to circulate an issues list and proposed revisions to the draft definitive agreement.

On April 13, TMSC submitted a written non-binding indication of interest to the Company for $18.50 per share in cash.  On April 13, Piper Jaffray informed Morgan Stanley that the Company rejected the $18.50 per share offer, stating it was insufficient.

On April 14, Faegre & Benson provided management with a revised draft of the merger agreement and an issues list identifying significant open items in the agreement, including timing of entry into employment agreements between the Company and the management team, the timing of cash out and cancellation of the Company’s outstanding equity awards, the cash maintenance covenant, limitations on the Board of Directors’ and the Company’s ability to consider and accept superior proposals, the amount and triggers for payment of a termination fee, and the conditions required to be met before TMSC and Purchaser would be obligated to close the Offer, including a condition relating to market disruptions.

On April 15, TMSC and Toshiba had another internal meeting.  After that meeting, Morgan Stanley called Piper Jaffray to communicate TMSC’s revised offer of $18.75 per share.  Morgan Stanley informed Piper Jaffray that TMSC would not be willing to increase the offer price above this price.

On April 16, the Board of Directors met again to review communications between the Company and TMSC and their respective advisors since the April 11 Board of Directors meeting and to consider the revised offer from TMSC.  Piper Jaffray discussed communications with Morgan Stanley, including that a representative from Morgan Stanley had advised Piper Jaffray that if this offer was not acceptable, then, for various reasons, TMSC’s consideration of the proposed transaction could be significantly delayed and could be derailed.  Piper Jaffray then reviewed the materials prepared for the meeting, including the history of the transaction, the premium offered by the transaction, the EBITDA multiple represented by the $18.75 price, and the stock price for the Company over the past three and a half years.  The Board of Directors also reviewed the fact that TMSC represented approximately 50% of the Company’s revenue and the impact that would have on any potential transaction from other interested buyers.  Piper Jaffray reviewed the valuation summary, and noted that the offer price of $18.75 per share was at or above the 75th percentile for every valuation methodology prepared by Piper Jaffray.  The Board of Directors then discussed the definitive agreement proposed by TMSC and its legal counsel.  Legal counsel discussed the most significant issues presented in the definitive agreement and informed the Board of Directors that TMSC’s counsel had stated that entering into revised employment agreements with the Company’s management team was the second most important issue (after price) for TMSC, and that TMSC would not enter into the transaction unless it was able to negotiate employment agreements.  After significant discussion, the Board of Directors determined to proceed with the transaction at the offered price, and instructed management and advisors to proceed with negotiating the transaction.  The Board of Directors also authorized management, as required by TMSC, to begin having conversations with TMSC regarding retention arrangements and employment agreements to be effective after closing of the Merger.  The Board of Directors also approved resolutions authorizing the formation of a special committee to consider and negotiate the terms of the definitive agreement and to recommend to the Board of Directors whether to approve the definitive agreement.  The Special Committee members included all of the members of the Strategy Committee other than Mr. Carrel, so that all Special Committee members would meet the independence tests set forth in the MBCA.

After the Board of Directors meeting on April 16, Piper Jaffray contacted Morgan Stanley and stated that the Board of Directors was prepared to move forward on the basis of the latest proposal from TMSC, subject to the parties’ reaching agreement on the other terms in the definitive documentation.  On that same day, Faegre & Benson circulated a revised draft of the definitive agreement to Simpson Thacher.  Among other changes proposed by Faegre & Benson, the revised draft proposed a termination fee of 2.5% of the total transaction value, limited the circumstances under which a termination fee would be paid, deleted the cash maintenance covenant and the closing condition relating to general market disruptions, and added an exclusion from the definition of material adverse effect for effects arising from the announcement or pendency of the proposed transaction.

Later that day, Mr. Carrel received information from Mr. Friedberg regarding proposed retention arrangements for the Company’s management team and employees.  Mr. Carrel and Mr. Friedberg discussed these arrangements and the terms of employment agreements to be entered into by the Company’s management team in connection with the proposed transaction.

On April 19, representatives from Simpson Thacher and Faegre & Benson discussed the open issues in the definitive agreement.  On April 20, Simpson Thacher circulated a revised draft of the definitive agreement.  After review, Faegre & Benson discussed with management the significant open issues that remained to be negotiated.

On April 21, the Special Committee of the Board of Directors met via telephone conference and received an overview of the status of the proposed transaction from representatives of Faegre & Benson and discussed the most recent draft of the definitive agreement circulated by TMSC’s lawyers.  Faegre & Benson updated the Special Committee regarding the most significant open issues in the merger agreement, including the cash maintenance covenant, the closing condition relating to market disruptions, the deal protection provisions, including the relatively low termination fee of 3% of the total transaction value and the triggers upon which the Company would be required to pay a termination fee to TMSC, and the current proposal relating to cancellation of the Company’s equity awards.  The Special Committee discussed the employee retention arrangements proposed by TMSC, and that the Compensation Committee of the Board of Directors would be required to approve those arrangements.  The Special Committee then provided guidance to Faegre & Benson on how to respond to particular provisions in the definitive agreement.

Thereafter, between April 21, 2011 and April 26, 2011, the Company, TMSC and their respective representatives and advisors engaged in negotiations of the terms of the Merger Agreement, the disclosure schedules to the Merger Agreement and the other definitive documentation for the transaction.  At the request of TMSC, the Company, TMSC and their respective representatives also engaged in negotiations regarding retention agreements for the Company’s executives.

On April 21, 2011, the board of directors of TMSC and, on April 25, 2011, the management committee of Toshiba, met to review and consider the draft Merger Agreement and the transactions contemplated therein.  Each of the TMSC board and the Toshiba management committee authorized and approved execution and delivery of the final Merger Agreement and the transactions contemplated therein.

On April 25, the Compensation Committee met to consider the terms of the amended employment agreements and amended change in control agreements between the Company and the Company’s management team, to be effective as of the closing of the Merger, the retention arrangements proposed by TMSC and the plan to cash out and cancel the Company’s outstanding equity awards.  After discussion, the Compensation Committee adopted resolutions approving the amended agreements, retention arrangements and cancellation of equity awards and providing that any amounts paid to directors, officers or employees of the Company in connection with the proposed transaction are “employment compensation, severance or other employee benefit arrangements” within the safe harbor from the best price rule set forth in Rule 14d-10(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Best Price Safe Harbor”).  After the meeting and as requested by TMSC, the Company and its executive officers other than Mr. Goepfrich signed the amended agreements and the retention agreements.

On April 26, after final discussions with Faegre & Benson, Simpson Thacher distributed the draft Merger Agreement in the form that was to be presented to the Board of Directors for its review.  In the morning of April 27, Faegre & Benson distributed the final version of the disclosure schedules referenced in the Merger Agreement.

In the morning of April 27, the Board of Directors held a meeting at which members of the Company’s management and representatives of Piper Jaffray and Faegre & Benson were present.  At that meeting, representatives of Piper Jaffray reviewed its financial analysis of the proposed transaction with TMSC and responded to questions relating thereto.  A representative of Faegre & Benson reviewed the fiduciary duties of the Board of Directors in connection with the Board of Directors’ consideration of a potential transaction with TMSC, and reviewed the final terms of the proposed merger agreement.  After this review and all questions were answered, the Board of Directors temporarily adjourned its meeting.

After the Board of Directors meeting adjourned, the Special Committee convened its meeting and approved and adopted the Merger Agreement and the transactions contemplated thereby.  The Special Committee also took the actions required under the MBCA to except the Merger Agreement and the transactions contemplated thereby from the control share acquisition, business combination and fair price provisions in the MBCA and recommended that the Board of Directors approve the Merger Agreement and the transactions contemplated thereby.  The Compensation Committee then convened its meeting and approved a retention agreement and amendments to the employment agreement and change in control agreement for Mr. Goepfrich and provided that any amounts paid to Mr. Goepfrich in connection with the proposed transaction are “employment compensation, severance or other employee benefit arrangements” within the Best Price Safe Harbor.  After the meeting, Mr. Goepfrich and the Company signed the agreements.

In the afternoon of April 27, the Board of Directors reconvened its meeting for the purpose of approving and adopting the Merger Agreement and the transactions contemplated thereby.  At that meeting, Piper Jaffray issued its oral opinion to the Board of Directors, later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Jaffray considered relevant, the consideration of $18.75 per Share, in cash, to be paid in connection with the Offer and Merger is fair, from a financial point of view, to the holders of

Shares (other than TMSC and its affiliates, if any) as of the date of the opinion.  The full text of the written opinion of Piper Jaffray, which sets forth the assumptions and limitations, matters considered and procedures followed with respect to the opinion, is attached to this Statement as Annex II.

After considering the proposed terms of the Merger Agreement and the various presentations, as well as the recommendation of the Special Committee and the resolutions proposed to be adopted by the Board of Directors in connection with the transaction, the Board of Directors then unanimously approved the final Merger Agreement and the transactions contemplated thereby and authorized the execution and delivery of the Merger Agreement by the Company.  Thereafter, following the closing of the stock market on April 27, the Company, TMSC and Purchaser executed the Merger Agreement and the Company and TMSC issued a joint press release announcing the transaction.

On May 11, Purchaser commenced the Offer.

Reasons for Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Special Committee and the Board of Directors consulted with the Company’s management and financial advisors and legal counsel, and considered and evaluated a number of factors, including:

•                  Fair Value.  The Special Committee’s and the Board of Directors’ belief that the Offer Price of $18.75 per Share represents fair value for the Shares, taking into account the Special Committee’s and the Board of Directors’ familiarity with the business, operations, prospects, business strategy, properties, assets, and financial condition of the Company, and the certainty of this value in cash in the Offer compared to the risks and uncertainty associated with the operation of the Company’s business, including the risks inherent in, the costs associated with and the time required for the development and marketing of new medical devices.

•                  Premium to Current and Historical Trading Prices of Shares.  The relationship of the Offer Price of $18.75 per Share to the current trading price and the historical trading prices of the Shares, including that the Offer Price represents:

•                  a 31.5% premium over the $14.26 per Share closing price on April 26, 2011, the last trading day prior to the approval of the Merger Agreement by the Special Committee and the Board of Directors;

•                  a 39% premium over the volume-weighted average price per Share over the 30 calendar day period prior to the approval of the Merger Agreement by the Special Committee and the Board of Directors; and

•                  a price that is higher than any price at which the Shares have traded since October 29, 2007.

•                  Premium to Enterprise Value.  The relationship of the Offer Price of $18.75 per Share to the current enterprise value (or total market capitalization or aggregate purchase price, as applicable, of the Company less the cash and cash equivalents of $140.5 million as of March 31, 2011) of the Company, including that the aggregate price offered represents a 115.9% premium to enterprise value as of the close of trading on April 26, 2011, which was significantly higher than enterprise value premiums in similar transactions.

•                  EBITDA Multiple.  The fact that the $18.75 Offer Price represented an approximately 24x multiple over the Company’s estimated 2011 EBITDA, which is the highest EBITDA multiple for transactions of which Piper Jaffray is aware involving public companies in either the healthcare information technology or advanced visualization industries in the recent past.

•                  Relationship between the Company and TMSC.  The relationship between the Company and TMSC, including that TMSC accounted for 51.8%, 54.0% and 50.6% of the Company’s revenue for the fiscal years ended December 31, 2008, 2009 and 2010, and the risk that TMSC would develop its own proprietary products to replace the products sold by the Company, including the Voxar product line it had acquired in November 2008, or develop or acquire additional competitive products.

•                  Certainty of Value.  The fact that the consideration to be received by the Company’s shareholders in the Offer and the Merger will consist entirely of cash, which will provide liquidity and certainty of value to the Company’s shareholders, and the creditworthiness of TMSC and Purchaser.

•                  Negotiations with TMSC.  The course of negotiations between the Company and TMSC, which resulted in an increase from a range of $17.00-18.00 to $18.75 in the price per Share offered by TMSC.

•                  Valuation.  The fact that the $18.75 Offer Price was at or above the 75th percentile for all valuation methodologies prepared by Piper Jaffray and presented to the Board of Directors in connection with its fairness opinion analysis.

•                  Opinion of Financial Advisor.  The opinion of Piper Jaffray, delivered to the Board of Directors orally on April 27, 2011, and later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Jaffray considered relevant, the consideration of $18.75 per Share, in cash, to be paid in connection with the Offer and the Merger is fair, from a financial point of view, to the holders of Shares (other than TMSC and its affiliates, if any) as of the date of the opinion, as more fully described below in Item 8 under “Opinion of the Company’s Financial Advisor.”

•                  Review of Strategic Alternatives.  The belief of the Board of Directors, after consultation with the Company’s financial and legal advisors and review of the other strategic opportunities reasonably available to the Company, including continuing to operate as an independent company or pursuing a business combination transaction with another party or a series of such transactions, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that completion of the Offer and consummation of the Merger represent the Company’s best prospect for maximizing shareholder value.

•                  Available Alternatives.  The actions taken by the Company leading up to the offer by TMSC, including the discussions undertaken with a number of third parties relating to transactions between those parties and the Company, the inability of financial buyers to arrive at a price that would be in the best interests of the Company’s shareholders, and the fact that none of those third party discussions led to a consummated transaction.

•                  Prospects of the Company.  The competitive environment in which the Company operates, including the fact that many of the Company’s competitors and industry customers, including TMSC, have greater name recognition, access to larger customer bases, and substantially greater resources and may develop or acquire products that are alternatives to the products sold by the Company, the fact that the Company’s and its industry’s growth has stalled or declined since 2006, and the high performance level required by the Company to achieve a share price equal to the $18.75 Offer Price.

•                  Terms of Merger Agreement; Ability to Respond to Unsolicited Proposals.  The terms and conditions of the Merger Agreement, including the ability of the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, and the right of the Board of Directors after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $8,200,000 (approximately 3.0% of the transaction value), and the belief of the Special Committee and the Board of Directors, after discussion with the Company’s advisors, that the termination fee was on the lower side of the range of termination fees payable in similar transactions.

•                  Tender Offer Structure.  The fact that the transaction is structured as a tender offer, meaning that:

•                  the completion of the Offer and delivery to the Company’s shareholders of the Offer Price can occur on a prompt basis, reducing the period of uncertainty during the pendency of the transaction to the Company’s shareholders, employees and business partners;

•                  the completion of the Offer will be followed by a second-step Merger, in which shareholders who do not tender their Shares in the Offer will receive the same cash price as the Offer Price; and

•                  the Top-Up Option granted to Purchaser, which will allow Purchaser, under certain circumstances after consummation of the Offer, to consummate the Merger more quickly as a short form merger under Minnesota law.

•                  Extension of Offer.  The fact that, subject to limited exceptions, Purchaser will be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

•                  Likelihood of Completion.  The Special Committee’s and the Board of Directors’ belief that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger and the absence of a financing condition or a closing condition relating to market conditions.

•                  Dissenters’ Rights.  The availability of statutory dissenters’ rights upon completion of the Merger to the Company’s shareholders who do not tender their Shares in the Offer or vote in favor of the Merger and otherwise comply with all the required procedures under the MBCA, which allows such shareholders to seek payment of the fair value of their Shares as determined by the Minnesota courts.

•                  Timing of Employment Discussion.  The fact that TMSC did not propose terms of employment or retention to Company management, including Mr. Carrel, and Company employees until after the $18.75 Offer Price had been discussed and tentatively accepted by the Board of Directors (subject to negotiation of the definitive agreement).

•                  Employment Arrangements.  The fact that TMSC intended to employ substantially all of the Company’s current employees, and is offering retention arrangements to substantially all of the Company’s employees.

The Special Committee and the Board of Directors has also considered a variety of risks and other potentially negative factors concerning the Offer and the Merger.  These factors included the following:

•                  No Shareholder Participation in Potential Future Growth or Earnings.  The fact that the Company’s public shareholders will cease to participate in the Company’s potential future earnings growth or benefit from any future increase in its value following the Merger and the possibility that the price of the Shares might have increased in the future to a price greater than $18.75 per Share.

•                  No-Shop Restrictions.  The restrictions that the Merger Agreement imposes on soliciting competing proposals.

•                  Termination Fee.  The possibility that the termination fee of $8,200,000 (or, under certain circumstances, half of that amount) payable by the Company to TMSC may discourage other bidders and, if the Merger Agreement is terminated, impact the Company’s ability to engage in another transaction for up to one year should the Offer not be completed, and the fact that the Company may be required to pay the termination fee under circumstances in which the Company does not engage in another transaction.

•                  Closing Conditions.  The fact that completion of the Offer and the Merger would require antitrust clearance and the satisfaction of other closing conditions that are not within the Company’s control.

•                  Taxable Consideration.  The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to shareholders for U.S. federal income tax purposes, and any gains from any proceeding arising from an assertion of dissenters’ rights could be taxable for U.S. federal income tax purposes to shareholders who perfect their dissenters’ rights.

•                  Business Disruption Resulting from Offer.  The possible disruption to the Company’s business, including the possible loss of customers that use products that are competitive to TMSC’s products or customers who delay purchases of the Company’s products until after the consummation of the Merger, and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s management.

•                  Potential Conflicts of Interest.  The fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company’s other shareholders.

•                  Interim Restrictions on Business Pending the Completion of the Offer.  The restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer, including requiring the Company to maintain at least $125 million in cash, cash equivalents and marketable securities through the closing date of the Merger, that could delay or prevent the Company from undertaking business opportunities that may arise during that time.

•                  No Meaningful Shareholder Vote on Merger by Shareholders other than TMSC after Completion of the Offer.  The fact that if the Offer is completed, the Company’s remaining shareholders who are unaffiliated with TMSC will not have a meaningful opportunity to vote because, following completion of the Offer, TMSC will control at least a majority of the Company’s outstanding Shares, meaning that TMSC will control the votes required to approve the Merger and may be able to consummate the Merger without a shareholder vote if TMSC or Purchaser, with or without the Top-Up Option, owns more than 90% of the Company’s outstanding Shares.

•                  TMSC Control of Board after Completion of Offer.  The provisions of the Merger Agreement that provide, subject to certain conditions, TMSC with the ability to obtain representation on the Board of Directors proportional to Purchaser’s ownership of Shares upon completion of the Offer.

•                  Risk Associated with Failure to Complete the Offer and Consummate the Merger.  The risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships, including with TMSC, and the payment by the Company of its expenses associated with the Offer and the Merger.

Consideration of the Special Committee and the Board of Directors

The foregoing discussion of the information and factors considered by the Special Committee and the Board of Directors is not meant to be exhaustive, but includes the material information, factors and analyses considered by each of the Special Committee and the Board of Directors in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. The members of the Special Committee and the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company’s financial and legal advisors. In light of the variety of factors and amount of information that the Special Committee and the Board of Directors considered, the members of the Special Committee and the Board of Directors did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Special Committee and the Board of Directors was made after considering the totality of the information and factors involved. Individual members of the Special Committee and the Board of Directors may

have given different weight to different factors. In addition, in arriving at their recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and in “Item 8. Additional Information—Golden Parachute Compensation.”

Recommendations of the Special Committee and the Board of Directors

In light of the factors described above, the Special Committee and the Board of Directors has each unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up Option, including the consideration that would be payable for any Top-Up Option Shares) are fair to and in the best interests of the Company and its shareholders; (ii) approved and declared advisable the Merger Agreement, the plan of merger included in the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer, the Merger and the Top-Up Option, including the consideration that would be payable for any Top-Up Option Shares); and (iii) recommended that the shareholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the plan of merger included in the Merger Agreement.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all Shares held of record or beneficially by such persons for purchase pursuant to the Offer.

Item 5.           Person/Assets, Retained, Employed, Compensated or Used

The Company retained Piper Jaffray to provide financial advisory services in connection with the Offer and the Merger. Pursuant to the terms of Piper Jaffray’s engagement letter with the Company, upon and subject to consummation of the transaction, the Company will become obligated to pay Piper Jaffray an aggregate fee estimated to be approximately $3.1 million, $700,000 of which became payable in connection with the delivery of Piper Jaffray’s fairness opinion. The Company also has agreed to reimburse Piper Jaffray for its reasonable out-of-pocket expenses and to indemnify Piper Jaffray and certain related parties against certain liabilities and expenses related to or arising out of Piper Jaffray’s engagement, including liabilities under federal securities laws.  In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to the Company, TMSC and/or entities that are affiliated with the Company or TMSC, for which Piper Jaffray would expect to receive compensation.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf in connection with the Offer.

Item 6.          Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Weighted Average Price / Share
Vital Images, Inc.	03/29/2011	Open market purchase pursuant to Rule 10b5-1 Plan*	1,300	$13.24
Michael Carrel	04/01/2011	Shares purchased through the Company’s 1997 Employee Stock Purchase Plan	353	$11.39
Erkan Akyuz	4/01/2011	Shares purchased through the Company’s 1997 Employee Stock Purchase Plan	500	$11.39
Vital Images, Inc.	04/07/2011	Open market purchase pursuant to Rule 10b5-1 Plan*	1,600	$13.24
Vital Images, Inc.	04/08/2011	Open market purchase pursuant to Rule 10b5-1 Plan*	10,240	$13.12
Vital Images, Inc.	04/11/2011	Open market purchase pursuant to Rule 10b5-1 Plan*	11,891	$13.12
Vital Images, Inc.	04/12/2011	Open market purchase pursuant to Rule 10b5-1 Plan*	3,165	$13.16
Vital Images, Inc.	04/13/2011	Open market purchase pursuant to Rule 10b5-1 Plan*	200	$13.24
Vital Images, Inc.	04/19/2011	Open market purchase pursuant to Rule 10b5-1 Plan*	5,335	$13.20
Vital Images, Inc.	04/20/2011	Open market purchase pursuant to Rule 10b5-1 Plan*	400	$13.21
Richard W. Perkins	05/04/2011	Exercise of stock option with 05/12/2011 expiration date	18,000	$16.98
Douglas M. Pihl	05/06/2011	Exercise of stock option with 05/12/2011 expiration date	18,000	$16.98
Douglas M. Pihl	05/06/2011	Payment of exercise price by withholding Shares incident to the exercise of stock option	16,388	$18.65
Sven A. Wehrwein	05/10/2011	Exercise of stock option with 05/12/2011 expiration date	18,000	$16.98

*The Company established the Rule 10b5-1 Plan referred to in the table above on September 14, 2010.  The plan followed two previous Rule 10b5-1 Plans previously used by the Company and authorized the broker party thereto to purchase on the Company’s behalf Shares in the broker’s discretion, provided that (i) the price per share was less than $13.25, (ii) the amount purchased on any one day did not exceed the maximum allowed by Rule 10b-18 under the Exchange Act, and (iii) the total value of Shares repurchased did not exceed $20 million.  The Company terminated this Rule 10b5-1 Plan in conjunction with the execution of the Merger Agreement.

Item 7.           Purposes of the Transaction and Plans or Proposals

Except as described in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not now undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the Company’s assets or of the assets of any of its subsidiaries or (iv) any material change in our present dividend rate or policy, indebtedness or capitalization. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Schedule TO, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.    Additional Information

Golden Parachute Compensation

The following table sets forth information about compensation that is based upon or relates to the Offer, the Merger and the other transactions contemplated by the Merger Agreement that could be paid to our executive officers if the transactions contemplated by the Merger Agreement and certain other related events are completed:

Name	Cash ($)	Equity ($) (1)	Perquisites/ Benefits ($) (2)	Other ($)	Total ($)
Michael Carrel	690,000(3)	609,907(4)	32,016(5)	1,345,500(6)	2,677,423
Peter Goepfrich	225,000(7)	223,900(8)	32,029(9)	225,000(10)	705,929
Stephen Andersen	400,000(11)	189,869(12)	31,990(13)	550,000(14)	1,171,859
Erkan Akyuz	275,000(15)	814,350(16)	32,186(17)	825,000(18)	1,946,536
Steven Canakes	426,400(19)	178,806(20)	31,873(21)	586,300(22)	1,223,379
Vikram Simha	247,200(23)	420,890(24)	12,113(25)	—	680,203

(1)           These amounts are payable under a “single-trigger” arrangement and are not conditioned upon a termination or resignation of the executive officer.  See “Arrangements with the Company’s Current Executive Officers and Directors—Effect of the Merger Agreement on Restricted Stock Transactions” and “—Effect of the Offer and the Merger Agreement on Stock Options” under “Item 3.  Past Contacts, Negotiations and Agreements” above for a description of the circumstances under which the executive officer’s stock options will be accelerated and their restricted stock will be purchased.  The amounts in this column reflect, as of May 10, 2011: (i) the intrinsic value (based on the Offer Price) of stock options that were unvested, the vesting of which will accelerate at the Acceptance Time, and (ii) the value of Shares of restricted stock, if any, owned by the applicable executive based on the Offer Price.

(2)           The medical and dental amounts disclosed above were calculated using the Company’s current COBRA premium rates for months 1 to 12, then the current COBRA premium rates with a 5% increase for months 13 to 24, assuming the executive officer’s current level of coverage (single, single + one or family, as applicable) for the entire 24-month period.  The life insurance and accidental death and disability insurance amounts disclosed above were calculated based on current premium rates for months 1 to 12, then the current premium rate with a 5% increase for months 13 to 24.  The long-term disability benefit amounts disclosed above were calculated based on the current premium rates for months 1 to 12, then the current premium rate with a 5% increase for months 13 to 24.

(3)           This amount is payable under a single-trigger arrangement in connection with the completion of the Offer and is not conditioned upon a termination or resignation of the executive officer.

(4)           This amount relates to unvested in-the-money option awards for which vesting will be accelerated at the Acceptance Time.

(5)           This amount consists of continued medical insurance coverage ($28,227), continued dental insurance coverage ($2,108), continued life insurance coverage ($738), continued accidental death and disability insurance coverage ($246), and continued long-term disability insurance coverage ($697).

(6)           A portion of this payment ($224,250) relates to a minimum guaranteed bonus payable for 2011 if the Merger occurs and the executive either remains actively employed with the Company or TMSC until March 31, 2012, or dies, becomes disabled, is terminated by the Company other than for cause or terminates his employment for good reason before that date.  The remainder of the payment ($1,121,250) relates to a potential retention bonus, $186,875 of which is payable on the Closing Date and the 12-month anniversary of the Closing Date and $373,750 of which is payable on the 24-month and 36-month anniversaries of the Closing Date, in each case if the Merger occurs and the executive remains actively employed with the Company or TMSC on the payment dates (or is terminated under certain circumstances).

(7)           This payment represents a cash payment.  This amount is payable by the Company in a lump sum under a double-trigger arrangement.  The first trigger is the completion of the Merger.  The second trigger is one of the following:  (i) the executive is employed by the Company on the last day of the six-month period following the completion of the Merger; (ii) the executive is terminated by the Company during the six-month period for any reason other than death, cause, disability or retirement; or (iii) the executive terminates employment during the six-month period for good reason.

(8)           This amount relates to unvested in-the-money option awards for which vesting will be accelerated at the Acceptance Time.

(9)           This amount consists of continued medical insurance coverage ($28,398), continued dental insurance coverage ($2,108), continued life insurance coverage ($620), continued accidental death and disability insurance coverage ($206), and continued long-term disability insurance coverage ($697).

(10)         A portion of this payment ($112,500) relates to a minimum guaranteed bonus payable for 2011 if the Merger occurs and the executive either remains actively employed with the Company or TMSC until March 31, 2012, or dies, becomes disabled, is terminated by the Company other than for cause or terminates his employment for good reason before that date.  The remainder of the payment ($112,500) relates to a potential retention bonus, $18,750 of which is payable on the Closing Date and $93,750 of which is payable on the six-month anniversary of the Closing Date, in each case if the Merger occurs and the executive remains actively employed with the Company or TMSC on the payment dates (or is terminated under certain circumstances during that six-month period).

(11)         This payment represents a cash severance payment.  This payment is payable by the Company in a lump sum under a double-trigger arrangement within 10 days after the occurrence of the second trigger.  The first trigger is the occurrence of the Acceptance Time.  The second trigger is (i) the executive is terminated by the Company for any reason other than death, cause, disability or retirement or (ii) the executive terminates employment for good reason, in each case during the 12-month period following the Acceptance Time.

(12)         This amount relates to unvested in-the-money option awards for which vesting will be accelerated at the Acceptance Time.

(13)         This amount consists of continued medical insurance coverage ($28,398), continued dental insurance coverage ($2,108), continued life insurance coverage ($590), continued accidental death and disability insurance coverage ($197), and continued long-term disability insurance coverage ($697).

(14)         A portion of this payment ($150,000) relates to a minimum guaranteed bonus payable for 2011 if the Merger occurs and the executive either remains actively employed with the Company or TMSC until March 31, 2012, or dies, becomes disabled, is terminated by the Company other than for cause or terminates his employment for good reason before that date.  The remainder of the payment ($400,000) relates to a potential retention bonus, $66,667 of which is payable on the Closing Date and the 12-month anniversary of the Closing Date and $133,333 of which is payable on the 24-month and 36-month anniversaries of the Closing Date, in each case if the Merger occurs and the executive remains actively employed with the Company or TMSC on the payment dates (or is terminated under certain circumstances).

(15)         This payment represents a cash severance payment.  This payment is payable by the Company in a lump sum under a double-trigger arrangement within 10 days after the occurrence of the second trigger.  The first trigger is the occurrence of the Acceptance Time.  The second trigger is (i) the executive is terminated by the Company for any reason other than death, cause, disability or retirement or (ii) the executive terminates employment for good reason, in each case during the 12-month period following the Acceptance Time.

(16)         A portion of this amount ($210,938) relates to restricted stock that will vest at the Acceptance Time and that will be converted into the right to receive the $18.75 per share, without interest and net of applicable taxes, at the Effective Time pursuant to the Merger Agreement.  The remainder of this amount ($603,412) relates to unvested in-the-money option awards for which vesting will be accelerated at the Acceptance Time.

(17)         This amount consists of continued medical insurance coverage ($28,398), continued dental insurance coverage ($2,108), continued life insurance coverage ($738), continued accidental death and disability insurance coverage ($246), and continued long-term disability insurance coverage ($697).

(18)         A portion of this payment ($137,500) relates to a minimum guaranteed bonus payable for 2011 if the Merger occurs and the executive either remains actively employed with the Company or TMSC until March 31, 2012, or dies, becomes disabled, is terminated by the Company other than for cause or terminates employment for good reason before that date.  The remainder of the payment ($687,500) relates to a potential retention bonus, $114,583 of which is payable on the Closing Date and the 12-month anniversary of the Closing Date and $229,167 of which is payable on the 24-month and 36-month anniversaries of the Closing Date, in each case if the Merger occurs and the executive remains actively employed with the Company or TMSC on the payment dates (or is terminated under certain circumstances).

(19)         This payment represents a cash severance payment.  This payment is payable by the Company in a lump sum under a double-trigger arrangement within 10 days after the occurrence of the second trigger.  The first trigger is the occurrence of the Acceptance Time.  The second trigger is (i) the executive is terminated by the Company for any reason other than death, cause, disability or retirement or (ii) the executive terminates employment for good reason, in each case during the 12-month period following the Acceptance Time.

(20)         This amount relates to unvested in-the-money option awards for which vesting will be accelerated at the Acceptance Time.

(21)         This amount consists of continued medical insurance coverage ($28,228), continued dental insurance coverage ($2,108), continued life insurance coverage ($630), continued accidental death and disability insurance coverage ($210), and continued long-term disability insurance coverage ($697).

(22)         A portion of this payment ($159,900) relates to a minimum guaranteed bonus payable for 2011 if the Merger occurs and the executive either remains actively employed with the Company or TMSC until March 31, 2012, or dies, becomes disabled, is terminated by the Company other than for cause or terminates his employment for good reason before that date.  The remainder of the payment ($426,400) relates to a potential retention bonus, $71,067 of which is payable on the Closing Date and the 12-month anniversary of the Closing Date and $142,133 of which is payable on the 24-month and 36-month anniversaries of the Closing Date, in each case if the Merger occurs and the executive remains actively employed with the Company or TMSC on the payment dates (or is terminated under certain circumstances).

(23)         This payment represents a cash severance payment.  This payment is payable by the Company in a lump sum under a double-trigger arrangement within 10 days after the occurrence of the second trigger.  The first trigger is the occurrence of the Acceptance Time.  The second trigger is (i) the executive is terminated by the Company for any reason other than death, cause, disability or retirement or (ii) the executive terminates employment for good reason, in each case during the 12-month period following the Acceptance Time.

(24)         A portion of this amount ($140,625) relates to restricted stock that will vest at the Acceptance Time and that will be converted into the right to receive $18.75 per share, without interest and net of applicable taxes, at the Effective Time pursuant to the Merger Agreement.  The remainder of this amount ($280,265) relates to unvested in-the-money option awards for which vesting will be accelerated at the Acceptance Time.

(25)         This amount consists of continued medical insurance coverage ($9,304), continued dental insurance coverage ($1,168), continued life insurance coverage ($708), continued AD&D insurance coverage ($236), and continued long-term disability ($697).

Change In Control Agreements

The amounts included in the “Cash” and “Perquisites/Benefits” columns of the table above would be payable pursuant to change in control agreements that the Company has with each of its executive officers and that, other than with respect to Mr. Simha’s change in control agreement, were amended in connection with the Company’s entry into the Merger Agreement.  Each of these change in control agreements is summarized below.  Purchaser’s acquisition of a majority of the Shares on a fully diluted basis pursuant to the Offer will constitute a change in control under each of these agreements.

Michael Carrel

Mr. Carrel’s change in control agreement provides that the Company will pay him a lump sum cash payment in an amount equal to two times his annual base salary in effect on the date of the change in control, regardless of whether his employment with the Company is subsequently terminated.  This amount is payable on the 66th day following the closing date of the Merger.  In addition, the agreement provides for continued welfare benefits following a qualifying termination of employment.  A qualifying termination of employment is one in which (i) Mr. Carrel is terminated by the Company for any reason other than death, cause, disability or retirement or (ii) Mr. Carrel terminates his employment for good reason, in each case during the 12-month period following the change in control.  For 24 months following the qualifying termination, Mr. Carrel (and any dependents) may continue to participate in all employee welfare benefit plans in which he (and any dependents) participated during the 90-day period immediately before the change in control, on the same payment terms as in effect while he was an active employee.

The agreement requires Mr. Carrel not to use or disclose the Company’s confidential information.  Mr. Carrel also is required to sign a release of claims to receive benefits under this agreement, and benefits under this agreement are in lieu of any severance benefits provided under any other plan or agreement.  The agreement also provides that the Company will indemnify Mr. Carrel and reimburse him for expenses to the fullest extent permitted by law and the Company’s articles of incorporation and bylaws for losses incurred in connection with his service to the Company.

Peter Goepfrich

Mr. Goepfrich’s agreement provides that the Company will pay him a lump sum cash payment in an amount equal to his annual base salary in effect on the date of the change in control following a qualifying termination.  A qualifying termination of employment is one in which (i) Mr. Goepfrich is terminated by the Company for any reason other than death, cause, disability or retirement or (ii) Mr. Goepfrich terminates his employment for good reason, in each case during the 12-month period following the change in control.  If Mr. Goepfrich does not have a qualifying termination in the first six months following the change in control, the lump sum payment also will be payable to him.  In addition, the agreement provides for continued welfare benefits following a qualifying termination of employment.  For 24 months following the qualifying termination, Mr. Goepfrich (and any dependents) may continue to participate in all employee welfare benefit plans in which he (and any dependents) participated during the 90-day period immediately before the change in control, on the same payment terms as in effect while he was an active employee.

The agreement requires Mr. Goepfrich not to use or disclose the Company’s confidential information.  Mr. Goepfrich also is required to sign a release of claims to receive benefits under this agreement, and benefits under this agreement are in lieu of any severance benefits provided under any other plan or agreement.  The agreement also provides that the Company will indemnify Mr. Goepfrich and reimburse him for expenses to the fullest extent permitted by law and the Company’s articles of incorporation and bylaws for losses incurred in connection with his service to the Company.

Erkan Akyuz

The agreement for Mr. Akyuz provides for a cash severance payment and continued welfare benefits following a qualifying termination of employment.  A qualifying termination of employment is one in which (i) Mr. Akyuz is terminated by the Company for any reason other than death, cause, disability or retirement or (ii) Mr. Akyuz terminates his employment for good reason, in each case during the 12-month period following the change in control.  Upon a qualifying termination of employment, Mr. Akyuz would receive a lump sum cash severance payment from the Company in an amount equal to his annual base salary in effect on the date of the change in control.  In addition, for 24 months following the qualifying termination, Mr. Akyuz (and any dependents) could continue to participate in all employee welfare benefit plans in which he (and any dependents) participated during the 90-day period immediately before the change in control, on the same payment terms as in effect while he was an active employee.

The agreement contains a provision that requires Mr. Akyuz not to use or disclose the Company’s confidential information.  Mr. Akyuz also is required to sign a release of claims to receive benefits under this agreement, and benefits under this agreement are in lieu of any severance benefits provided under any other plan or agreement.  The agreement also provides that the Company will indemnify Mr. Akyuz and reimburse him for expenses to the fullest extent permitted by law and the Company’s articles of incorporation and bylaws for losses incurred in connection with his service to the Company.

Steven Canakes

The agreement for Mr. Canakes provides for a cash severance payment and continued welfare benefits following a qualifying termination of employment.  A qualifying termination of employment is one in which (i) Mr. Canakes is terminated by the Company for any reason other than death, cause, disability or retirement or (ii) Mr. Canakes terminates his employment for good reason, in each case during the 12-month period following the change in control.  Upon a qualifying termination of employment, Mr. Canakes would receive a lump sum cash severance payment from the Company in an amount equal to two times his annual base salary in effect on the date of the change in control.  In addition, for 24 months following the qualifying termination, Mr. Canakes (and any dependents) could continue to participate in all employee welfare benefit plans in which he (and any dependents) participated during the 90-day period immediately before the change in control, on the same payment terms as in effect while he was an active employee.

The agreement requires Mr. Canakes not to use or disclose the Company’s confidential information.  Mr. Canakes also is required to sign a release of claims to receive benefits under this agreement, and benefits under this agreement are in lieu of any severance benefits provided under any other plan or agreement.  The agreement also provides that the Company will indemnify Mr. Canakes and reimburse him for expenses to the fullest extent permitted by law and the Company’s articles of incorporation and bylaws for losses incurred in connection with his service to the Company.

Stephen Andersen

The agreement for Mr. Andersen provides for a cash severance payment and continued welfare benefits following a qualifying termination of employment.  A qualifying termination of employment is one in which (i) Mr. Andersen is terminated by the Company for any reason other than death, cause, disability or retirement or (ii) Mr. Andersen terminates his employment for good reason, in each case during the 12-month period following the change in control.  Upon a qualifying termination of employment, Mr. Andersen would receive a lump sum cash severance payment from the Company in an amount equal to two times his annual base salary in effect on the date of the change in control.  In addition, for 24 months following the qualifying termination, Mr. Andersen (and any dependents) could continue to participate in all employee welfare benefit plans in which he (and any dependents) participated during the 90-day period immediately before the change in control, on the same payment terms as in effect while he was an active employee.

The agreement requires Mr. Andersen not to use or disclose the Company’s confidential information.  Mr. Andersen also is required to sign a release of claims to receive benefits under this agreement, and benefits under this agreement are in lieu of any severance benefits provided under any other plan or agreement.  The agreement also provides that the Company will indemnify Mr. Andersen and reimburse him for expenses to the fullest extent permitted by law and the Company’s articles of incorporation and bylaws for losses incurred in connection with his service to the Company.

Vikram Simha

Mr. Simha’s agreement provides for a lump sum cash severance payment and continued welfare benefits following a qualifying termination of employment.  A qualifying termination of employment is one in which (i) Mr. Simha is terminated by the Company for any reason other than death, cause, disability or retirement or (ii) Mr. Simha terminates his employment for good reason, in each case during the 12-month period following the change in control.  Upon a qualifying termination of employment, Mr. Simha would receive a lump sum cash severance payment from the Company in an amount equal to his annual base salary in effect on the date of the change in control.  In addition, for 24 months following the qualifying termination, Mr. Simha (and any dependents) may continue to participate in all employee welfare benefit plans in which he (and any dependents) participated during the 90-day period immediately before the change in control, on the same payment terms as in effect while he was an active employee.

The agreement requires Mr. Simha not to use or disclose the Company’s confidential information.  Mr. Simha is not required to sign a release of claims to receive benefits under this agreement.  The agreement also provides that the Company will indemnify Mr. Simha and reimburse him for expenses to the fullest extent permitted by law and the Company’s articles of incorporation and bylaws for losses incurred in connection with his service to the Company.

“Cause” Defined

The change in control agreements define “cause” to mean the executive’s:

•      gross misconduct;

•      willful and continued failure to substantially perform his duties with the Company (other than a failure (a) resulting from the executive’s disability or incapacity due to bodily injury or physical or mental illness or (b) relating to changes in the executive’s duties after the change in control that constitute good reason); or

•      conviction, including a plea of nolo contendere, of willfully engaging in illegal conduct constituting a felony or gross misdemeanor that is materially and demonstrably injurious to the Company or that impairs the officer’s ability to perform substantially his duties for the Company.

“Good Reason” Defined

Except as specified below, the change in control agreements provide that “good reason” generally means:

•      a change in the executive’s status, position, duties or responsibilities as in effect immediately prior to the change in control which, in the executive’s reasonable judgment, is an adverse change;

•      a reduction, or adverse change in the form or timing of payment, in the executive’s base salary;

•      a termination of an employee benefit plan or an adverse change in the eligibility provisions of such a plan or other material reduction in future benefits under such a plan that impacts the executive or the executive’s family members;

•      a change of office location of more than 30 miles;

•      a failure of a successor to assent to the agreement;

•      any purported termination by the Company which is not properly effected pursuant to a notice of termination (as described in the agreement); and

•      any refusal by the Company to allow the executive to continue to engage in unrelated activities which were not expressly prohibited in writing by the board at any time prior to the change in control.

For Peter Goepfrich, “good reason” also means the completion of six months of employment with the Company after the change in control.

Notwithstanding the foregoing, the executives listed above, other than Michael Carrel and Vikram Simha, have agreed that they will not have “good reason” to terminate their employment with the Company (a) because of the change in the executive’s status as an executive officer of the Company that occurs solely as a result of the consummation of the transactions contemplated by the Merger Agreement or by the Company ceasing to be publicly owned, (b) solely as a result of the elimination of the executive’s right to receive any new equity compensation under the Company’s equity-based compensation plans, or (c) due to a change in the executive officer to whom the executive will report.  Notwithstanding the foregoing, Michael Carrel has agreed that he will not have “good reason” (x) solely as a result of no longer having the status of an executive officer of the Company that occurs solely as a result of the consummation of the transactions contemplated by the Merger Agreement or by the Company ceasing to be publicly owned, if such change in status does not result in a material diminution of his duties, or (y) solely as a result of the elimination of his right to receive any new equity compensation under the Company’s equity-based compensation plans.

Retention Agreements

Each of Messrs. Carrel, Goepfrich, Akyuz, Andersen and Canakes is party to a retention bonus agreement, which is summarized below.  These agreements provide for the Company’s payment of a cash retention bonus and a minimum guaranteed bonus for 2011, an additional cash award that could be payable to the executive and a guaranteed minimum base salary for a limited period.

Michael Carrel

Mr. Carrel’s retention bonus agreement provides that he will receive a bonus in an amount up to $1,121,250, payable as follows: one-sixth at the close of the transaction, one-sixth upon the completion of 12 months of service following the close of the transaction, one-third upon the completion of 24 months of service following the close of the transaction, and the remaining one-third upon the completion of 36 months of service following the close of the transaction.  If Mr. Carrel is not employed by the Company on the applicable payment date, the payment will not be made.  However, if prior to an applicable payment date (other than the close of the transaction), Mr. Carrel (i) dies, (ii) is terminated by the Company other than for “cause” (as defined in his change in control agreement), (iii) is terminated due to permanent disability, or (iv) resigns for “good reason” (as defined in his change in control agreement), the remaining unpaid retention bonus amounts will be paid by the Company in a lump sum on the first payroll period following his termination date.  This amount is included in the “Other” column of the table above.

Mr. Carrel’s retention bonus agreement also provides that he will receive a guaranteed bonus for 2011 in an amount equal to 100% of his “at target” level.  To receive the guaranteed bonus, the Merger must occur and the executive was required to agree to changes in his employment and change in control agreements, which changes are incorporated in the descriptions in this Statement.  Further, he must be employed with the Company on March 31, 2012 to receive the guaranteed bonus, which will be paid by the Company in a lump sum on that date.  However, if prior to March 31, 2012, Mr. Carrel (i) dies, (ii) is terminated by the Company other than for “cause” (as defined in his change in control agreement), (iii) is terminated due to permanent disability, or (iv) resigns for “good reason” (as defined in his change in control agreement), the guaranteed bonus will be paid by the Company in a lump sum on the first payroll period following his termination date. This amount is included in the “Other” column of the table above.

Additionally, not reflected in the table above, Mr. Carrel’s retention bonus agreement provides that he will be eligible to receive a cash bonus for 2012 of $120,750, provided that specific performance requirements, which have not yet been determined, are achieved.  The bonus will be payable in May 2014.  The agreement further provides that Mr. Carrel’s annual base salary as of the effective date of the Merger will be his minimum base salary for the 36-month period following the Effective Time.

Peter Goepfrich

Mr. Goepfrich’s retention bonus agreement provides that he will receive a bonus in an amount up to $112,500, payable as follows:  one-sixth at the close of the transaction and the remaining five-sixths upon the completion of six months of service following the close of the transaction.  If Mr. Goepfrich is not employed by the Company on the applicable payment date, the payment will not be made.  However, if prior to an applicable payment date (other than the close of the transaction), Mr. Goepfrich (i) dies, (ii) is terminated by the Company other than for “cause” (as defined in his change in control agreement), (iii) is terminated due to permanent disability, or (iv) resigns for “good reason” (as defined in his change in control agreement), the remaining unpaid retention bonus amounts will be paid by the Company in a lump sum on the first payroll period following the executive’s termination date.  This amount is included in the “Other” column of the table above.

Mr. Goepfrich’s retention bonus agreement also provides that he will receive a guaranteed bonus for 2011 in an amount equal to 100% of his “at target” level, payable on the same schedule and subject to the same conditions as Mr. Carrel’s guaranteed bonus for 2011. This amount is included in the “Other” column of the table above.

Additionally, not reflected in the table above, Mr. Goepfrich’s retention bonus agreement provides that his annual base salary as of the effective date of the Merger will be his minimum base salary for the six-month period following the Effective Time.

Erkan Akyuz

Mr. Akyuz’s retention bonus agreement provides that he will receive a bonus in an amount up to $687,500.  This amount is payable on the same schedule and subject to the same conditions as Mr. Carrel’s retention bonus. This amount is included in the “Other” column of the table above.

Mr. Akyuz’s retention bonus agreement also provides that he will receive a guaranteed bonus for 2011 in an amount equal to 100% of his “at target” level, payable on the same schedule and subject to the same conditions as Mr. Carrel’s guaranteed bonus for 2011. This amount is included in the “Other” column of the table above.

Additionally, not reflected in the table above, Mr. Akyuz’s retention bonus agreement provides that he will be eligible to receive a cash bonus for 2012 of $61,875, provided that specific performance requirements, which have not yet been determined, are achieved.  The bonus will be payable in May 2014.  The agreement further provides that Mr. Akyuz’s annual base salary as of the effective date of the Merger will be his minimum base salary for the 36-month period following the Effective Time.

Stephen Andersen

Mr. Andersen’s retention bonus agreement provides that he will receive a bonus in an amount up to $400,000.  This amount is payable on the same schedule and subject to the same conditions as Mr. Carrel’s retention bonus. This amount is included in the “Other” column of the table above.

Mr. Andersen’s retention bonus agreement also provides that he will receive a guaranteed bonus for 2011 in an amount equal to 100% of his “at target” level, payable on the same schedule and subject to the same conditions as Mr. Carrel’s guaranteed bonus for 2011. This amount is included in the “Other” column of the table above.

Additionally, not reflected in the table above, Mr. Andersen’s retention bonus agreement provides that he will be eligible to receive a cash bonus for 2012 of $40,000, provided that specific performance requirements, which have not yet been determined, are achieved.  The bonus will be payable in May 2014.  The agreement further provides that Mr. Andersen’s annual base salary as of the effective date of the Merger will be his minimum base salary for the 36-month period following the Effective Time.

Steven Canakes

Mr. Canakes’ retention bonus agreement provides that he will receive a bonus in an amount up to $426,400.  This amount is payable on the same schedule and subject to the same conditions as Mr. Carrel’s retention bonus. This amount is included in the “Other” column of the table above.

Mr. Canakes’ retention bonus agreement also provides that he will receive a guaranteed bonus for 2011 in an amount equal to 100% of his “at target” level, payable on the same schedule and subject to the same conditions as Mr. Carrel’s guaranteed bonus for 2011. This amount is included in the “Other” column of the table above.

Additionally, not reflected in the table above, Mr. Canakes’ retention bonus agreement provides that he will be eligible to receive a cash bonus for 2012 of $42,640, provided that specific performance requirements, which have not yet been determined, are achieved.  The bonus will be payable in May 2014.  The agreement further provides that Mr. Akyuz’s annual base salary as of the effective date of the Merger will be his minimum base salary for the 36-month period following the Effective Time.

Section 14(f) Information Statement

The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, in connection with TMSC’s right (after acquiring a majority of the Shares, determined on a fully diluted basis, pursuant to the Offer) to designate persons to the Company’s Board of Directors other than at a meeting of the shareholders after acquiring a majority of the Shares on a fully diluted basis pursuant to the Offer.

Top-Up Option

As part of the Merger Agreement, the Company has granted Purchaser an option that is irrevocable during the term of the Merger Agreement (the “Top-Up Option”) to purchase from the Company up to a number of Shares (the “Top-Up Option Shares”), at a per Share purchase price equal to the Offer Price, that, when added to the number of Shares owned by Purchaser, TMSC and its wholly owned subsidiaries immediately prior to the exercise of such Top-Up Option, results in Purchaser, TMSC and its wholly owned subsidiaries owning up to one share more than 90% of the outstanding Shares, on a fully diluted basis, but not less than one share more than 90% of the outstanding Shares, on a non-fully diluted basis (after giving effect to the exercise of such Top-Up Option).  The Top-Up Option may be exercised by Purchaser in whole or in part, but will not be exercisable (i) to the extent the number of shares issuable upon exercise of the Top-Up Option would exceed the number of authorized and unissued Shares (giving effect to Shares that are then reserved for issuance under any then-outstanding stock options of Vital Images, as if such Shares were outstanding), (ii) if any provision of any applicable law, temporary restraining order, preliminary or permanent injunction or other judgment or order issued by a court of competent jurisdiction or other governmental authority of competent jurisdiction, prohibits such exercise of the Top-Up Option or the delivery of such Shares, and (iii) unless upon exercise of the Top-Up Option and delivery of such Shares, the aggregate number of Shares owned by Purchaser, TMSC and its wholly owned subsidiaries constitutes at least one share more than 90% of the number of the outstanding Shares, on a non-fully diluted basis.

Purchaser may exercise the Top-Up Option at any time at or after the Acceptance Time and prior to the Effective Time.  Upon exercise of the Top-Up Option, TMSC, Purchaser and the Company have agreed to cause the consummation of the Merger to occur as promptly as practicable following the issuance of the Top-Up Option Shares.

The purchase price for the Shares that would be issued to Purchaser if Purchaser exercises the Top-Up Option is the number of Top-Up Option Shares issued multiplied by the Offer Price per Share.  If Purchaser exercises the Top-Up Option, Purchaser would pay the Company the Purchase Price for the Top-Up Option, either (i) entirely in cash or (ii) by paying in cash, an amount not less than the aggregate par value of such Top-Up Option Shares and by delivering Purchaser’s unsecured, non-negotiable, non-transferable promissory note in the principal amount of the balance of such purchase price.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to Section 302A.621 of the MBCA.

Vote Required to Approve the Merger and Section 302A.621 of the MBCA

The Company’s Board of Directors has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer or otherwise, including the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders as a “short-form” merger. If Purchaser acquires less than 90% of the outstanding Shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding Shares of Common Stock will be required under the MBCA to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Minnesota. Section 302A.671 of the MBCA establishes various disclosure and stakeholder-approval requirements to be met by individuals or companies attempting a takeover of an “issuing public corporation” such as the Company. Further, Section 302A.673 of the MBCA provides that an issuing public corporation such as the Company generally may not engage in certain business combinations with any person that becomes an interested shareholder by acquiring beneficial ownership of 10% or more of the voting stock of that corporation for a period of four years following the date that the person became an interested shareholder. However, because the Company’s Board of Directors and a Special Committee of the Board of Directors have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Sections 302A.671 and 302A.673 of the MBCA are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Takeover Disclosure Statute

The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13, by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce with respect to any offer for a corporation, such as the Company, that has its principal place of business in Minnesota and a certain number of shareholders resident in Minnesota. Purchaser intends to file a registration statement with the Commissioner on or about the date this Statement is filed with the SEC. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Minnesota Takeover Disclosure Law, such action could have the effect of delaying the Offer.

“Fair Price” Provision

Section 302A.675 of the MBCA provides that a purchaser generally may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the purchaser’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the purchaser upon substantially equivalent terms as those provided in the earlier takeover offer. However, because the Company’s Board of Directors and the Special Committee have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Section 302A.675 of the MBCA are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. However, under the MBCA, shareholders who do not sell their Shares in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, to dissent with respect to the Merger and to receive payment in cash for the “fair value” of their shares after the Merger is completed. The term “fair value” means the value of the shares immediately before the effective time of the Merger and may be less than, equal to or greater than the price per share to be paid in the Merger.

To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with the Company, prior to the vote on the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, must not vote in favor of the Merger and must satisfy the other procedural requirements of the MBCA. Any shareholder contemplating the exercise of dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights, and should consult legal counsel. Dissenters’ rights will be lost if the procedural requirements of the statute are not fully and precisely satisfied.

If a vote of the Company’s shareholders is required to approve the Merger under the MBCA, the notice and proxy/information statement for the shareholders’ meeting will again inform each shareholder of record as of the record date of the meeting (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters’ rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If a vote of the shareholders is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the effective time of the Merger which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

This foregoing description of dissenters’ rights is not intended to be complete and is qualified in its entirety by reference to Sections 302A.471 and 302A.473 of the MBCA.

Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.  The purchase of Shares pursuant to the Offer is subject to such requirements.

Toshiba filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on May 6, 2011.  The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, May 23, 2011, unless earlier terminated by the FTC or the Antitrust Division.  However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Toshiba (a “Second Request”).  If a Second Request is issued, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after Toshiba’s substantial compliance with the Second Request or at such time as Toshiba may agree with the reviewing agency.  Thereafter, such waiting period can be extended only by court order or agreement of the Company, Toshiba, and the Antitrust Division or the FTC, as applicable.  Toshiba intends to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer.  There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.  The Company filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on May 6, 2011.  If the Antitrust Division or the FTC issues a Second Request to Toshiba, they would also likely issue one to the Company requesting additional information or documentary material relevant to the Offer. The Antitrust Division or the FTC may also issue a Civil Investigative Demand to the Company to ensure compliance with the Second Request by the expiration of the waiting period.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or the Company’ substantial assets.  Private parties (including individual states) may also bring legal actions under the antitrust laws.  There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Section 15—Conditions of the Offer” in the Offer to Purchase for certain conditions to the Offer, including conditions with respect to certain governmental actions, “Section 13—The Transaction Documents—The Merger Agreement—Termination” in the Offer to Purchase for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions and “Section 13—The Transaction Documents—The Merger Agreement—Antitrust Filings; Further Actions” in the Offer to Purchase with respect to certain obligations of the parties related to obtaining regulatory, including antitrust, approvals.

National Security Regulations

Section 721 of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 (the “Exon-Florio Amendment”), empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect U.S. national security. Pursuant to the Exon-Florio Amendment, the Committee on Foreign Investment in the United States (“CFIUS”) has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions.  A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction.  CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification.  TMSC does not currently anticipate filing a voluntary notice with CFIUS pursuant to the Exon-Florio Amendment.

Financial Projections

In connection with the sale process, the Company provided to TMSC and Piper Jaffray certain projected and budgeted financial information concerning the Company.  The Company’s internal financial forecasts are prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The projections reflect numerous estimates and assumptions made by the Company’s management, with respect to general business, economic, market and financial conditions and other matters.  These estimates and assumptions regarding future events are difficult to predict, and many are beyond the Company’s control.  Accordingly, there can be no assurance that the estimates and assumptions made by the Company in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections below.

The inclusion of certain projections in this Statement should not be regarded as an indication that the Company or Piper Jaffray or their respective affiliates or representatives (including their advisors) consider the projections to be necessarily material or predictive of actual future events, and the projections should not be relied upon as such.  The projections in this Statement are being provided in this Statement only because the Company made them available to TMSC and Piper Jaffray in connection with the process of selling the Company and because they were relied upon by Piper Jaffray in performing its financial analysis to formulate the fairness opinion delivered to the Company’s Board of Directors.  None of the Company or Piper Jaffray or any of their respective affiliates or representatives (including their respective advisors) makes any representation to any person regarding the projections by virtue of their inclusion in this Statement, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.  In this regard, holders of the Shares are cautioned not to place undue reliance on these projections.

The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger.  The projections were provided to TMSC on February 14, 2011.  There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products and services pending the consummation of the Offer and the Merger or the clarification of TMSC’s intentions with respect to the conduct of the Company’s business thereafter.  Any such delay or cancellation of customer sales is likely to affect adversely the ability of the Company to achieve the results reflected in such financial projections.  Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The Company’s management did not prepare the financial projections below with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts.  The projections do not purport to present operations in accordance with U.S. Generally Accepted Accounting Principles, and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Statement, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

The financial projections that the Company provided to TMSC included the following (in millions):

	2011	2012	2013	2014	2015
Revenue	$66.0	$75.9	$87.3	$100.4	$115.4
Earnings Before Interest, Taxes, Depreciation and Amortization and Stock-based Compensation Expense	$6.0	$10.1	$14.8	$18.8	$23.3
Operating Income Before Stock-based Compensation Expense	$3.0	$7.2	$11.9	$15.9	$20.4
Depreciation and Amortization	$2.9	$2.9	$2.9	$2.9	$2.9
Capital Expenditures	$(2.0)	$(2.3)	$(2.6)	$(3.0)	$(3.5)
Cash Flow from Operations, Before Income Taxes and Interest	$6.6	$11.1	$16.0	$20.2	$24.8
Working Capital Investment (Excluding Cash and Marketable Securities)	$0.7	$1.0	$1.2	$1.4	$1.5

In addition to projections in the table immediately above, the financial projections that the Company provided to Piper Jaffray included the following, which reflect the application of an assumed tax rate of 40% (in millions):

	2011	2012	2013	2014	2015
Earnings Before Interest and Taxes	$(0.5)	$3.1	$7.1	$10.3	$14.0
After-Tax Operating Income	$(0.4)	$1.8	$4.3	$6.2	$8.4
Add: Depreciation and Amortization	$2.9	$2.9	$2.9	$2.9	$2.9
Add: Stock-based Compensation	$3.6	$4.2	$4.8	$5.5	$6.3
Less: Capital Expenditures	$(2.0)	$(2.3)	$(2.6)	$(3.0)	$(3.5)
Less: Working Capital Investment (Excluding Cash and Marketable Securities)	$0.7	$1.0	$1.2	$1.4	$1.5
After-Tax Free Cash Flow	$4.8	$7.6	$10.5	$13.0	$15.7

Opinion of the Company’s Financial Advisor

The Company retained Piper Jaffray to act as its financial advisor and to render to the Company’s Board of Directors an opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be paid pursuant to a merger or other acquisition transaction, such as the Offer and the Merger. At a meeting of the Company’s Board of Directors on April 27, 2011, Piper Jaffray issued its oral opinion to the Board of Directors, later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Jaffray considered relevant, the consideration of $18.75 per Share, in cash, to be paid in connection with the Offer and Merger is fair, from a financial point of view, to the holders of Shares (other than TMSC and its affiliates, if any) as of the date of the opinion.

The full text of the Piper Jaffray written opinion dated April 27, 2011, confirming its oral opinion issued to the Company’s Board of Directors on the same date, sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated in its entirety herein by reference. You are urged to read the Piper Jaffray opinion in its entirety, and this summary is qualified by reference to the written opinion. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the purchase price to the holders of Shares, other than TMSC and its affiliates, if any. Piper Jaffray’s opinion was directed solely to the Company’s Board of Directors in connection with its consideration of the Offer and Merger and was not intended to be, and does not constitute, a recommendation to any Company shareholder as to how such shareholder should act or tender their Shares in the Offer or how any such shareholder should vote at the shareholders’ meeting, if any, held in connection with the Merger or any other matter. The Piper Jaffray opinion was approved for issuance by the Piper Jaffray Opinion Committee.

In connection with rendering the opinion described above and performing its financial analyses, Piper Jaffray:

•                  reviewed and analyzed the financial terms of a draft of the merger agreement dated April 25, 2011;

•                  reviewed and analyzed certain financial and other data with respect to the Company which was publicly available;

•                  reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to Piper Jaffray and prepared by the Company;

•                  conducted discussions with members of senior management and representatives of the Company concerning the two immediately preceding matters described above, as well as the Company’s business and prospects of the Company on a standalone business;

•                  reviewed the current and historical reported prices and trading activity of the Company’s common stock and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

•                  compared the financial performance of the Company with that of certain other public companies that Piper Jaffray deemed relevant; and

•                  reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

In addition, Piper Jaffray conducted such other inquiries, examinations and analyses, and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the Company’s Board of Directors at a meeting held on April 27, 2011. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the Board of Directors on April 27, 2011.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as an indication of the relative importance or weight given to these analyses by Piper Jaffray or the Company’s Board of Directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 26, 2011, and is not necessarily indicative of current market conditions.

For purposes of its analyses, Piper Jaffray calculated (i) the Company’s equity value implied by the Offer and Merger to be approximately $273 million, based on approximately 14.5 million fully-diluted Shares outstanding as of April 22, 2011, calculated using the treasury stock method and the Offer Price, and (ii) the Company’s enterprise value (“EV”) (for the purposes of this analysis, implied EV equates to implied equity value, plus debt, less cash and marketable securities) to be approximately $132 million.

Financial Analyses

Piper Jaffray performed the following financial analyses in connection with rendering its opinion to the Company’s Board of Directors:

•                  selected public companies analysis;

•                  selected mergers and acquisitions (“M&A”) transaction analysis;

•                  premiums paid analysis; and

•                  discounted cash flows analysis.

Each of these analyses is summarized below.

Selected Public Companies Analysis

Piper Jaffray reviewed selected historical financial data of the Company and estimated financial data of the Company based on equity research analyst consensus estimates for calendar year 2011 and compared them to corresponding financial data, where applicable, for public companies in the imaging information technology (“IT”) and healthcare IT industries that Piper Jaffray deemed comparable to the Company.  Piper Jaffray selected companies in these two industries based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources.

Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

Selected Imaging IT Public Companies	Selected Healthcare IT Public Companies
iCad Inc.	Accretive Health, Inc.
Merge Healthcare Incorporated	Allscripts Healthcare Solutions, Inc.
MeVis Medical Solutions AG	athenahealth, Inc.
Sectra AB	Cerner Corporation
Computer Programs & Systems Inc.

MediWare Information Systems Inc.
Omnicell Inc.
Quality Systems Inc.
StreamLine Health Solutions Inc.

For the selected public companies analysis, Piper Jaffray compared valuation multiples for the Company derived from the consideration to be received in the Offer and Merger and the Company’s last twelve months (“LTM”) revenue and LTM Adjusted EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization, and stock-based compensation expense set forth in the Company’s historical and projected financial statements), as well as the Company’s equity research analyst consensus estimates (“consensus”) for calendar year 2011 revenue and Adjusted EBITDA, on the one hand, to valuation multiples for the selected public companies derived from their closing prices per share on April 26, 2011 and LTM revenue and LTM Adjusted EBITDA, as well as consensus for calendar year 2011 revenue and Adjusted EBITDA, on the other hand.

Selected Imaging IT Public Companies

The selected imaging IT companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Offer Price were within or above the range of valuation multiples of the selected imaging IT companies when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) consensus revenue for 2011, (iii) historical Adjusted EBITDA for the LTM, and (iv) consensus Adjusted EBITDA for calendar year 2011.

Selected Imaging IT Public Companies
	Vital(1)	Minimum	Mean	Median	Maximum
EV to LTM revenue(2)	2.2x	0.6x	1.7x	1.4x	3.5x
EV to consensus 2011 revenue(3)	2.1x	0.6x	1.5x	1.2x	2.8x
EV to LTM Adjusted EBITDA(2)(4)	23.5x	2.6x	10.8x	14.6x	15.3x
EV to consensus 2011 Adjusted EBITDA(3)(4)	21.8x	2.3x	8.0x	9.5x	12.2x

(1)       Based on the Offer Price.

(2)       LTM for imaging IT public company analysis is based on latest publicly reported financial results.  For the Company, LTM is as of March 31, 2011.

(3)       Projected calendar year 2011 revenue and Adjusted EBITDA for the Company were based on equity research analyst consensus estimates. Projected calendar year 2011 revenue and Adjusted EBITDA for the selected imaging IT public companies were based on equity research analyst estimates.

(4)       Piper Jaffray determined that Adjusted EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or if they were greater than 35.0x.  Accordingly, the results of one selected imaging IT company were omitted because the multiple for that company is negative.  Piper Jaffray determined that an Adjusted EBITDA ratio was not applicable where there was insufficient information available to Piper Jaffray to calculate the ratio.  Accordingly, the results of one imaging IT public company were omitted.

Selected Healthcare IT Public Companies

The selected healthcare IT companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Offer Price were within the range of valuation multiples of the selected healthcare IT companies when comparing the ratio of EV to (i) historical Adjusted EBITDA for the LTM, and (ii) consensus Adjusted EBITDA for calendar year 2011.

Selected Healthcare IT Public Companies
	Vital(1)	Minimum	Mean	Median	Maximum
EV to LTM Adjusted EBITDA(2)	23.5x	5.7x	16.0x	15.6x	29.3x
EV to consensus 2011 Adjusted EBITDA(3)(4)	21.8x	10.4x	17.8x	15.2x	31.6x

(1)       Based on the Offer Price.

(2)       LTM for imaging IT public company analysis is based on latest publicly reported financial results.  For the Company, LTM is as of March 31, 2011.

(3)       Projected calendar year 2011 revenue and Adjusted EBITDA for the Company were based on equity research analyst consensus estimates.  Projected calendar year 2011 revenue and Adjusted EBITDA for the selected healthcare IT public companies were based on equity research analyst estimates.

(4)       Piper Jaffray determined that Adjusted EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or if they were greater than 35.0x.  Accordingly, the results of one selected healthcare IT company were omitted because the multiple was greater than 35.0x.  Piper Jaffray determined that an Adjusted EBITDA ratio was not applicable where there was insufficient information available to Piper Jaffray to calculate the ratio.  Accordingly, the results of two healthcare IT public companies were omitted for 2011.

No company utilized in the selected public companies analysis is identical to the Company. In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected M&A Transaction Analysis

Piper Jaffray reviewed merger and acquisition transactions since January 1, 2007 involving target companies in the imaging IT and healthcare IT industries that it deemed comparable to the Company.  Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources.  To reflect a similar growth profile of the Company, transactions in the healthcare IT industries were only included for target companies with projected year-over-year growth equal to or less than 10%.

The following transactions had target companies in the imaging IT industry that were deemed comparable to the Company:

Target	Acquiror
Progressive Health (assets)	RadNet Inc.
AMICAS Inc.	Merge Healthcare Incorporated
Confirma Inc.	Merge Healthcare Incorporated
eTrials Worldwide, Inc.	Merge Healthcare Incorporated
Emageon, Inc.	AMICAS Inc.
Dynamic Imaging, LLC	GE Healthcare Ltd.
Commissure LLC	Nuance Communications, Inc.
Eastman Kodak Co. (Healthcare Business)	Onex Corporation

The following transactions had target companies in the healthcare IT industry that were deemed comparable to the Company:

Target	Acquiror
Health Grades, Inc.	Vestar Capital Partners
NetSmart Technologies, Inc.	Genstar Capital, LLC
Eclipsys Corporation	Allscripts Healthcare Solutions, Inc.
inVentiv Health, Inc.	Thomas H. Lee Partners, L.P.
Symyx Technologies, Inc.	Accelrys, Inc.
QuadraMed Corp.	Francisco Partners
Affiliated Computer Services, Inc.	Xerox Corporation
Emageon Inc.	AMICAS Inc.
Clinphone plc	PARAEXEL International Corporation
First Consulting Group, Inc.	Computer Sciences Corp.
MedAssist Holding Inc.	Firstsource Solutions Ltd
iSOFT Group Limited	IBA Health
Sunquest Information Systems	Vista Equity Partners
Healthvision Inc.	Battery Ventures
Dendrite International, Inc.	Cegedim S.A.

Piper Jaffray calculated the ratio of EV to historical revenue for the LTM preceding each transaction and the ratio of EV to projected revenue for either the forward twelve months or next full year (“FWD Period”) following each transaction. Piper Jaffray also calculated the ratio of EV to historical Adjusted EBITDA for the LTM preceding each transaction and the ratio of EV to projected Adjusted EBITDA for the FWD Period following each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for the Company based on the Offer Price.

Selected Imaging IT M&A Transactions

The selected imaging IT transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Offer Price were within or above the range of valuation multiples of the selected imaging IT transactions when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) consensus revenue for the FWD Period, (iii) historical Adjusted EBITDA for the LTM, and (iv) consensus Adjusted EBITDA for the FWD Period.

The analysis indicated the following multiples:

Selected Imaging IT M&A Transactions
	Vital(1)	Minimum	Mean	Median	Maximum
EV to LTM revenue(2)	2.2x	0.3x	1.2x	1.0x	2.0x
EV to FWD Period revenue(2)(3)	2.1x	0.3x	1.3x	1.2x	3.1x
EV to LTM Adjusted EBITDA(4)	23.5x	6.9x	9.5x	10.3x	11.3x
EV to FWD Period Adjusted EBITDA(3)(4)	21.8x	7.1x	8.5x	7.8x	11.2x

(1)       Based on the Offer Price.  LTM Revenue and Adjusted EBITDA for the Company were for the twelve months ended March 31, 2011.

(2)       Piper Jaffray determined that revenue ratios were not meaningful, and therefore omitted them, if they were greater than 5.0x.  Accordingly, the results of one selected transaction were omitted for the LTM.  Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the revenue ratio.  Accordingly, the results of one selected transaction were omitted for the LTM and FWD Period.

(3)       Projected revenue and Adjusted EBITDA for the Company with respect to the FWD Period were for the twelve months beginning December 31, 2010 and were based on equity research analyst consensus estimates.  Revenues and Adjusted EBITDA for the selected transactions for the FWD Period were based on equity research estimates or per target or buyer disclosure.

(4)       Piper Jaffray determined that Adjusted EBITDA ratios were not meaningful, and therefore omitted them, if they were negative.  Accordingly, the results of one selected transaction were omitted for the LTM and FWD Period.  Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the Adjusted EBITDA ratio.  Accordingly, the results of three selected transactions were omitted for the LTM and two transactions were omitted for the FWD Period.

Selected Healthcare IT M&A Transactions

The selected healthcare IT transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Offer Price were within or above the range of valuation multiples of the selected healthcare IT transactions when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) consensus revenue for the FWD Period, (iii) historical Adjusted EBITDA for the LTM, and (iv) consensus Adjusted EBITDA for FWD Period.

The analysis indicated the following multiples:

Selected Healthcare IT M&A Transactions
	Vital(1)	Minimum	Mean	Median	Maximum
EV to LTM revenue(2)	2.2x	0.3x	1.8x	1.3x	4.6x
EV to FWD Period revenue(2)(3)	2.1x	0.3x	1.7x	1.4x	4.2x
EV to LTM Adjusted EBITDA(4)	23.5x	7.2x	11.8x	10.5x	18.2x
EV to FWD Period Adjusted EBITDA(3)(4)	21.8x	6.6x	11.0x	10.0x	16.7x

(1)                      Based on the Offer Price.  LTM Revenue and Adjusted EBITDA for the Company were for the twelve months ended March 31, 2011.

(2)                      Piper Jaffray determined that Adjusted EBITDA ratios were not meaningful, and therefore omitted them, if they were negative. Accordingly, the results of one selected transaction were omitted for the LTM and FWD Period.  Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the Adjusted EBITDA ratio. Accordingly, the results of one selected transaction were omitted for the FWD Period.

(3)                      Projected revenue and Adjusted EBITDA for the Company with respect to the FWD Period were for the twelve months beginning December 31, 2010 and were based on equity research analyst consensus estimates. Revenues and Adjusted EBITDA for the selected transactions for the FWD Period were based on equity research estimates or per target or buyer disclosure.

A selected M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the selected M&A transaction analyses is identical to the Company or the Offer and the Merger, respectively.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending merger or buyout transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions based on the following criteria:

•                  transactions announced since January 1, 2008;

•                  merger and acquisition transactions between a public company target and an acquirer seeking to purchase 100% of the issued and outstanding shares;

•                  transaction value or EV between $50 million and $500 million;

•                  transactions involving U.S. publicly listed targets, excluding transactions in the financial, real estate and energy industries;

•                  pre-offer share price greater than $5.00;

•                  for transactions involving multiple bids, the premium was calculated using the final bid as compared to the target’s 1-day, 1-week and 4-week stock price and enterprise value at the time of the initial offer; and

•                  no negative premiums for 1-day, 1-week, and 4-week premiums.

Piper Jaffray performed its analysis on approximately 100 transactions that satisfied these criteria, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to the Company’s shareholders based on the Offer Price.

	Selected Premiums Paid based on Transaction Value
	Vital(1)	Minimum	Mean	Median	Maximum
Premium 1 day prior(2)	31.5%	0.2%	28.6%	28.1%	96.5%
Premium 1 week prior(3)	41.5%	2.5%	30.8%	28.7%	113.2%
Premium 4 weeks prior(4)	40.0%	1.2%	34.7%	30.9%	113.5%

(1)                      Based on the Offer Price.

(2)                      Company premium based on closing price per share of $14.26 on April 26, 2011.

(3)                      Company premium based on closing price per share of $13.25 on April 19, 2011.

(4)                      Company premium based on closing price per share of $13.39 on March 29, 2011.

	Selected Premiums Paid based on Enterprise Value
	Vital(1)	Minimum	Mean	Median	Maximum
Premium 1 day prior(2)	115.9%	0.3%	37.5%	34.4%	114.2%
Premium 1 week prior(3)	184.2%	3.8%	41.3%	37.9%	143.0%
Premium 4 weeks prior(4)	172.3%	1.1%	47.3%	38.2%	161.1%

(1)                      Based on the Offer Price.

(2)                      Company premium based on an enterprise value of $61 million on April 26, 2011.

(3)                      Company premium based on an enterprise value of $47 million on April 19, 2011.

(4)                      Company premium based on an enterprise value of $49 million on March 29, 2011.

This premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market prices at the selected dates for the shares implied by the Offer Price were above the range of premiums paid in the selected transactions.

Discounted Cash Flows Analysis

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for the Company based on the net present value of (i) projected free cash flows from January 1, 2011 to December 31, 2015, discounted back to March 31, 2011, based on management projections and Piper Jaffray estimates, (ii) a terminal value at calendar year end 2015 based on a multiple of 2015 Adjusted EBITDA, and (iii) the total present value of future tax benefits due to the Company’s outstanding federal net operating loss. The free cash flows for each year were: operating income less taxes (40% for years 2011 through 2015) plus depreciation and amortization, plus stock-based compensation, less capital expenditures, less net working capital (excluding cash and cash equivalents and marketable securities). Piper Jaffray calculated the range of net present values based on terminal value multiples ranging from 8.0x to 12.0x and discount rates ranging from 15.0% to 25.0%, based on a weighted average cost of capital analysis, which was adjusted upward to account for comparable market capitalizations of peer companies and inherent business risk relative to the Company, the present value of the Company’s net operating loss carry forwards, and an assumed tax rate of 40% through 2015. This analysis resulted in implied per share values of the Company’s common stock ranging from a low of $16.37 per share to a high of $21.69 per share. Piper Jaffray observed that the Offer Price was within the range of values derived from this analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of the Company.

No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Offer and the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the Offer and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed its analyses solely for purposes of providing its opinion to the Company’s Board of Directors. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

Piper Jaffray’s opinion was one of many factors taken into consideration by the Company’s Board of Directors in making the determination to approve the Merger Agreement. While Piper Jaffray provided advice to the Board of Directors during the Company’s negotiations with TMSC, Piper Jaffray did not recommend any specific consideration.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the Company’s management that the financial information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that the Company’s management was not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray’s opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Piper

Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the Company’s management as to the expected future results of operations and financial condition of the Company. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with the Company’s consent, on advice of the outside counsel and the independent registered public accounting firm to the Company, and on the assumptions of the Company’s management, as to all accounting, legal, regulatory, tax and financial reporting matters with respect to the Company and the Merger Agreement.  Piper Jaffray’s opinion does not address any accounting, legal, regulatory, tax and financial reporting matters.

In arriving at its opinion, Piper Jaffray assumed that the executed Merger Agreement was in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Offer and the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Offer and the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the Offer and the Merger would be obtained in a manner that would not adversely affect the Company or the contemplated benefits of the Offer and the Merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses. Piper Jaffray expressed no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates was a party or may be subject, and at the direction of the Company and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither the Company nor TMSC is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Offer and the Merger.

Piper Jaffray’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray did not express any opinion as to the price at which shares of Company common stock may trade following announcement of the Offer and the Merger or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to holders of Shares of the Offer Price, as set forth in the Merger Agreement, and did not address any other terms or agreement relating to the Offer and the Merger or any other terms of the Merger Agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the Offer and the Merger, the merits of the Offer and the Merger relative to any alternative transaction or business strategy that may be available to the Company, TMSC’s ability to fund the aggregate consideration payable in the Offer and the Merger pursuant to the Merger Agreement or any other terms contemplated by the Merger Agreement. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the compensation to be received by holders of Company common stock in the Offer and the Merger or with respect to the fairness of any such compensation.

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as financial advisor in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Company’s Board of Directors selected Piper Jaffray to act as the Company’s financial advisor and to render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of its experience and reputation in acting as financial advisor in connection with mergers and acquisitions.

Piper Jaffray acted as the Company’s financial advisor in connection with the Offer and the Merger and will receive an estimated fee of approximately $3.1 million from the Company, all of which, except for the opinion fee discussed in the following sentence, is contingent upon the consummation of the Offer and the Merger.  The opinion fee was not contingent upon the consummation of the Offer and the Merger or the conclusions reached in Piper Jaffray’s opinion.  The opinion fee will be credited against the fee for financial advisory serviced described in the preceding sentence.  Piper Jaffray also received a fee of $700,000 for providing its fairness opinion to the Company’s Board of Directors.  The Company has agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services.  In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to the Company, TMSC and/or entities that are affiliated with the Company or TMSC, for which Piper Jaffray would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s research department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the merger and other participants in the merger that differ from the opinions of Piper Jaffray’s investment banking personnel.

Forward-Looking Statements

This Statement contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Forward-looking statements in this Statement include statements regarding the anticipated benefits of the transactions contemplated by the Merger Agreement; statements regarding the expected timing of the completion of the transactions; statements regarding the number of Shares that will be tendered in the Offer; and any statements of assumptions underlying any of the foregoing.  Forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.  All forward-looking statements are based on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties.  Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the Offer, including uncertainties as to the timing of the Offer and Merger, uncertainties as to how many of the Company’s shareholders will tender their Shares in the Offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transactions may not be satisfied or waived.  Other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in the Company’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC.  Copies of the Company’s filings with the SEC may be obtained at the “Investors” section of the Company’s website at www.vitalimages.com.  The information on the Company’s website should not be considered a part of this Statement.  Except as required by law, the Company undertakes no obligation to update any forward-looking statement to reflect subsequent events or circumstances.

Item 9.           Exhibits

Exhibit No.	Document

(a)(1)(A)

Offer to Purchase, dated May 11, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Toshiba, TMSC and Purchaser on May 11, 2011)

(a)(1)(B)

Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Toshiba, TMSC and Purchaser on May 11, 2011)

(a)(1)(C)

Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Toshiba, TMSC and Purchaser on May 11, 2011)

(a)(1)(D)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Toshiba, TMSC and Purchaser on May 11, 2011)

(a)(1)(E)

Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Toshiba, TMSC and Purchaser on May 11, 2011)

(a)(1)(F)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex I hereto)*

(a)(2)(A)	Letter from Michael Carrel, Chief Executive Officer of the Company, to shareholders of the Company, dated May 11, 2011*

(a)(5)(A)

Joint press release issued by the Company and TMSC, dated April 27/28, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2011)

(a)(5)(B)	Opinion of Piper Jaffray & Co., dated April 27, 2011 (attached hereto as Annex II)*

(a)(5)(C)

Summary Advertisement as published on May 11, 2011 (incorporated by reference to Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Toshiba, TMSC and Purchaser on May 11, 2011)

(a)(5)(D)

Press release issued by TMSC on May 11, 2011 (incorporated by reference to Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Toshiba, TMSC and Purchaser on May 11, 2011)

(e)(1)	Agreement and Plan of Merger, dated as of April 27, 2011, between the Company, TMSC, and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on April 27, 2011)

(e)(2)	Confidentiality Agreement, dated as of January 28, 2011, between the Company and TMSC*

(e)(3)	Exclusivity Agreement, dated as of February 28, 2011, between the Company and TMSC*

(e)(4)

Marketing and Distribution Agreement between Vital Images, Inc. and TMSC dated November 21, 2008 (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008)

(e)(5)

Development Agreement between Vital Images, Inc. and TMSC dated January 8, 2009 (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008)

(e)(6)	Vital Images, Inc. 2006 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 9, 2006)

(e)(7)

Vital Images, Inc. 1997 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 10.11 to the Form 10 filed by the Company on March 13, 1997 and Exhibit 99.9 to the Company’s Registration Statement on Form S-8 dated May 23, 2005)

(e)(8)

1997 Director Stock Option Plan, as amended (incorporated by reference to Exhibit 10.12 to the Form 10 filed by the Company on March 13, 1997 and Exhibit 99.14 to the Company’s Registration Statement on Form S-8 dated May 23, 2005)

(e)(9)	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.10 to the Form 10 filed by the Company on March 13, 1997)

(e)(10)

Employment Agreement, dated September 8, 2005, by and between Vital Images, Inc. and Steven P. Canakes (incorporated by reference to Exhibit 99.7 to the Company’s Current Report on Form 8-K dated September 12, 2005)

(e)(11)

Amendment to Employment Agreement, dated April 25, 2011, by and between Vital Images, Inc. and Steven P. Canakes (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on April 27, 2011)

(e)(12)

Employment Agreement, dated January 21, 2008, by and between Vital Images, Inc. and Michael H. Carrel (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007)

(e)(13)

Amendment to Employment Agreement, dated April 25, 2011, by and between Vital Images, Inc. and Michael H. Carrel (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on April 27, 2011)

(e)(14)

Employment Agreement, dated January 21, 2008, by and between Vital Images, Inc. and Peter J. Goepfrich (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007)

(e)(15)

Amendment to Employment Agreement, dated April 27, 2011, by and between Vital Images, Inc. and Peter J. Goepfrich (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Company on April 27, 2011)

(e)(16)

Offer letter, dated August 5, 2008, by and between Vital Images, Inc. and Vikram Simha (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008)

(e)(17)

Employment Agreement, dated August 6, 2008, by and between Vital Images, Inc. and Vikram Simha (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008)

(e)(18)

Offer letter, dated September 25, 2009, by and between Vital Images, Inc. and Aaron Erkan Akyuz (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009)

(e)(19)

Employment Agreement dated October 1, 2009 by and between Vital Images, Inc. and Aaron Erkan Akyuz (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009)

(e)(20)

Amendment to Employment Agreement, dated April 25, 2011, by and between Vital Images, Inc. and Aaron Erkan Akyuz (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on April 27, 2011)

(e)(21)	Employment Agreement, dated October 24, 2005, by and between Vital Images, Inc. and Stephen Andersen *

(e)(22)

Amendment to Employment Agreement, dated April 25, 2011, by and between Vital Images, Inc. and Stephen Andersen (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company on April 27, 2011)

(e)(23)

Form of Change in Control Agreement, dated October 9, 2000, by and between Vital Images, Inc. and Steven P. Canakes (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

(e)(24)

Amendment to Change in Control Agreement, dated April 25, 2011, by and between Vital Images, Inc. and Steven P. Canakes (incorporated by reference to Exhibit 10.9 to the Form 8-K filed by the Company on April 27, 2011)

(e)(25)

Change in Control Agreement, dated May 16, 2005, by and between Vital Images, Inc. and Michael H. Carrel (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K dated May 19, 2005)

(e)(26)

Amendment to Change in Control Agreement, dated April 25, 2011, by and between Vital Images, Inc. and Michael H. Carrel (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by the Company on April 27, 2011)

(e)(27)

Change in Control Agreement, dated August 5, 2008, by and between Vital Images, Inc. and Vikram Simha (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008)

(e)(28)

Change in Control Agreement dated September 25, 2009, by and between Vital Images, Inc. and Aaron Erkan Akyuz (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009)

(e)(29)

Amendment to Change in Control Agreement, dated April 25, 2011, by and between Vital Images, Inc. and Aaron Erkan Akyuz (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by the Company on April 27, 2011)

(e)(30)	Change in Control Agreement, dated April 29, 2004, by and between Vital Images, Inc. and Stephen Andersen*

(e)(31)

Amendment to Change in Control Agreement, dated April 25, 2011, by and between Vital Images, Inc. and Stephen Andersen (incorporated by reference to Exhibit 10.8 to the Form 8-K filed by the Company on April 27, 2011)

(e)(32)	Change in Control Agreement, dated October 31, 2005, by and between Vital Images, Inc. and Peter J. Goepfrich*

(e)(33)

Amendment to Change in Control Agreement, dated April 27, 2011, by and between Vital Images, Inc. and Peter J. Goepfrich (incorporated by reference to Exhibit 10.10 to the Form 8-K filed by the Company on April 27, 2011)

(e)(34)	Retention Agreement, dated April 25, 2011, by and between Vital Images, Inc. and Michael H. Carrel (incorporated by reference to Exhibit 10.11 to the Form 8-K filed by the Company on April 27, 2011)

(e)(35)	Retention Agreement, dated April 25, 2011, by and between Vital Images, Inc. and Aaron Erkan Akyuz (incorporated by reference to Exhibit 10.12 to the Form 8-K filed by the Company on April 27, 2011)

(e)(36)	Retention Agreement, dated April 25, 2011, by and between Vital Images, Inc. and Stephen Andersen (incorporated by reference to Exhibit 10.13 to the Form 8-K filed by the Company on April 27, 2011)

(e)(37)	Retention Agreement, dated April 25, 2011, by and between Vital Images, Inc. and Steven P. Canakes (incorporated by reference to Exhibit 10.14 to the Form 8-K filed by the Company on April 27, 2011)

(e)(38)	Retention Agreement, dated April 27, 2011, by and between Vital Images, Inc. and Peter Goepfrich (incorporated by reference to Exhibit 10.15 to the Form 8-K filed by the Company on April 27, 2011)

(e)(39)	Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Company on April 27, 2011)

(e)(40)	Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the Company on April 27, 2011)

*Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael H. Carrel
Name: Michael H. Carrel
Title: President and Chief Executive Officer
Date: May 11, 2011

ANNEX I

VITAL IMAGES, INC.

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and
Rule 14f-1 Thereunder

This Information Statement is being mailed on or about May 11, 2011 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of Common Stock, $0.01 par value (the “Shares” or the “Common Stock”), of Vital Images, Inc., a Minnesota corporation (the “Company,” “Vital Images,” “we,” “our,” or “us”). Capitalized terms used in this Information Statement and not otherwise defined herein have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Toshiba Medical Systems Corporation, a company formed under the laws of Japan (“TMSC”), to the Board of Directors of the Company (the “Board” or the “Board of Directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of April 27, 2011 (the “Merger Agreement”), by and among the Company, TMSC and Magenta Corporation, a Minnesota corporation and wholly owned subsidiary of TMSC (“Purchaser”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on May 11, 2011, Purchaser commenced a cash tender offer to purchase any and all outstanding Shares at a price of $18.75 per Share, net to the seller in cash, without interest and less any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Purchaser and TMSC with the Securities and Exchange Commission (the “SEC”) on May 11, 2011. The Offer is scheduled to expire at 12:00 midnight, New York City Time, on Wednesday, June 8, 2011 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn.  Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Purchaser will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on May 11, 2011, and which is being mailed to shareholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning TMSC, Purchaser and Purchaser Designees (as defined below) has been furnished to the Company by either TMSC or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

General Information

The Common Stock is the Company’s only type of security entitled to vote at a meeting of the Company’s shareholders.  As of May 10, 2011, 14,069,369 Shares were outstanding. Each Share entitles the holder thereof to one vote.

Background Information

On April 27, 2011, the Company entered into the Merger Agreement with TMSC and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate the Merger under the Minnesota Business Corporation Act (the

“MBCA”) in which any remaining Shares of the Company not validly tendered pursuant to the Offer (other than Shares owned by Purchaser, TMSC or any of its subsidiaries (including Purchaser) and Shares for which the holder thereof has properly exercised dissenter’s rights) will be cancelled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price, without interest and subject to required withholding taxes, on the terms and subject to the conditions set forth in the Merger Agreement.  Upon consummation of the proposed Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company continuing as the surviving corporation.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

Directors Designated by Purchaser

Right to Designate Directors

The Merger Agreement provides that effective upon the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”), and from time to time thereafter up to the effective time of the Merger (the “Effective Time”), subject to payment for such Shares and the requirements of the NASDAQ Stock Market LLC and federal securities laws, TMSC will be entitled to designate up to a number of directors on the Board (the “Designees”) equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Board and (ii) a fraction, the numerator of which is the number of Shares held by TMSC and Purchaser (giving effect to the Shares purchased pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares.  Promptly following a request by TMSC, the Company shall cause the individuals designated by TMSC to be elected or appointed to the Board, including either by increasing the size of the Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals designated by TMSC to be elected or appointed to the Board.  Additionally, the Merger Agreement provides that the Company shall take all action necessary to cause the individuals so designated by TMSC to constitute substantially the same percentage (rounding up where appropriate) as is on the Board on each committee of the Board to the fullest extent permitted by all applicable laws and rules of the NASDAQ Stock Market LLC.  The Merger Agreement further provides that the Company shall promptly take all action required to fulfill its obligations to effect the election or appointment of Board and Board committee members as described above, including mailing the information statement with respect to the Company and its directors and officers as is required under such Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

Potential Director Designees

Purchaser has informed the Company that it will choose the Designees for the Board from the list of persons set forth below. The following table, prepared with information furnished to the Company by Purchaser and TMSC, sets forth, with respect to each individual who may be designated by Purchaser as one of its Designees, the name, age of the individual as of May 11, 2011, present principal occupation with TMSC or its affiliates and employment history during the past five years.  TMSC and Purchaser have informed the Company that each individual is a Japanese citizen (except as set forth below) and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address and telephone number of each such individual is c/o Toshiba Medical Systems Corporation, 1385, Shimoishigami, Otawara-shi Tochigi-ken, 324-8550, Japan, telephone number 81-287-26-6211. Mr. Friedberg is a U.S. citizen. Mr. Cunningham is a British citizen. The business address and telephone number of Mr. Friedberg and Mr. Cunningham are 2441 Michelle Drive, Tustin, California 92780, telephone number 1-714-730-5000.

TMSC and Purchaser have each advised the Company that, to its respective knowledge, none of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding (other than traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities with respect to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

None of the individuals listed below is a director of, or holds any position with, the Company. TMSC and Purchaser have each advised the Company that, to its respective knowledge, except as disclosed in the Offer to Purchase, none of the individuals listed below beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. TMSC and Purchaser have each advised the Company that, to its respective knowledge, none of the individuals listed below has any family relationship with any current director, executive officer, or key employee of the Company.

Name	Age	Present Principal Occupation or Employment and Five-Year Employment History
TSUNAKAWA, Satoshi	55

Mr. Tsunakawa has been President and Chief Executive Officer of TMSC since June 2010. He was previously President and CEO, Toshiba America Medical Systems, Inc. (April 2004 to June 2008), Director and Vice President of TMSC (June 2008 to June 2009), and Director and Senior Vice President of TMSC (June 2009 to June 2010).

TAKIGUCHI, Toshio	53

Mr. Takiguchi has been General Manager, Business Development Department, of TMSC since March 2011 and President of Magenta Corporation since April 2011. He was previously Deputy to General Manager, Sales Division, TMSC (April 2004 to August 2006), Assistant to Executive Senior Vice President, TMSC (August 2006 to June 2008), Assistant to President, TMSC (July 2008), General Manager, Business Development Department, TMSC (August 2008 to March 2010), Assistant to Vice President, TMSC (April 2010 to June 2010), Assistant to President, TMSC (June 2010 to March 2011).

FRIEDBERG, Fredric J.	66

Mr. Friedberg has been Senior Vice President and Chief Legal Officer, Toshiba America Medical Systems, Inc. since May 1989, President & CEO, Toshiba Medical Research Institute, USA, Inc. since September 2006, President & CEO, Toshiba Medical Visualization Systems Europe, Ltd. since June 2009, and Secretary of Magenta Corporation since April 2011.

TANAKA, Keiji	53

Mr. Tanaka has been Vice President and General Manager, Finance and Accounting Department, of TMSC since May 2010 and Treasurer of Magenta Corporation since April 2011. He was previously Chief Specialist, Audit Committee Office, Toshiba Corporation (May 2006 to April 2007), and General Manager, Finance and Accounting Department, Mobile Communication Company, Toshiba Corporation (May 2007 to May 2010).

TSUKADA, Akio	46

Mr. Tsukada has been General Manager, Legal Affairs Department of TMSC since July 2010. He was previously Chief Specialist, Legal Affairs Division, Toshiba Corporation (April 2006 to March 2009) and Group Manager, Corporate Legal Services Group 2, Legal Affairs Division, Toshiba Corporation (April 2009 to June 2010).

CUNNINGHAM, Calum	51

Mr. Cunningham has been Senior Vice President, Medical Devices, Toshiba Medical Visualisation Systems USA since November 2010. He was previously Global Market Director, Barco Ltd. (August 2005 to January 2009) and Senior Vice President, Medical Devices, Toshiba Medical Visualisation Systems Europe Ltd. (February 2009 to October 2010).

Information Concerning the Company’s Directors and Officers

Directors

The following discussion sets forth certain information about the Company’s directors.

James B. Hickey, Jr. has been a Director of the Company since May 1998 and Chair of the Board of Directors since September 2008. Mr. Hickey is currently a private investor. From December 2005 to November 2008, Mr. Hickey was President and Chief Executive Officer and a Director of Myocor, Inc., a clinical-stage medical device company whose products are focused in the cardiac surgery and interventional cardiac markets. From October 2001 through July 2005, he was President, Chief Executive Officer and a Director of Pulmonetic Systems, Inc., a privately-held manufacturer of medical devices in the respiratory/pulmonary markets. Within the last five years, Mr. Hickey also served as a director of Allied Healthcare Products, Inc. Among the experiences, qualifications, attributes and skills that Mr. Hickey brings to the Board are his past positions as a Chief Executive Officer and sales executive for several medical device companies.

Michael H. Carrel has been President and Chief Executive Officer and a Director of Vital Images since January 2008. He served as Chief Operating Officer and Chief Financial Officer from May 2005 until January 2008. Mr. Carrel was part-time Interim Chief Financial Officer of Vital Images from January 2005 until May 2005. He previously held CEO and other executive positions with Technology Solutions Company and Zamba Corporation.

Mr. Carrel brings to the Board his experience and knowledge of the Company’s business derived from his current position as Chief Executive Officer and his past positions as Chief Financial Officer and Chief Operating Officer.

Oran E. Muduroglu has been a Director of the Company since February 2010. In January 2010, he became the CEO of Medicalis Corporation. Between July 2008 and December 2009, he was an independent business advisor. Between January 2006 and June 2008 he was the CEO of the Philips Medical Systems Healthcare Informatics Group of Philips Medical Systems. Between March 2004 and August 2005, he was the CEO of Stentor, Inc., and between November 1998 and March 2004, he was the CEO of Stentor, Inc., which was acquired by Philips Medical Systems in January 2006. Mr. Muduroglu also serves as a director of Median Technologies, Amirsys, Inc., and Medicalis Corporation, all of which are privately-held companies. Among the experiences, qualifications, attributes and skills that Mr. Muduroglu brings to the Board are his past leadership positions at Stentor and Philips Medical Systems, developer of one of the leading picture archiving communications systems (“PACS”) products, which is a related product to the Company’s products, as well as his deep knowledge of the Company’s industry.

Gregory J. Peet has been a Director of the Company since July 2005. Since July 2004, his principal occupation has been independent corporate director. From July 2002 until June 2004, he was Vice President and General Manager of the McKesson Medical Imaging Group of McKesson Corporation. From 1993 until its acquisition by McKesson Corporation in 2002, he served with A.L.I. Technologies Inc., a leading medical image management solutions provider and PACS vendor, most recently as its President, Chief Executive Officer and Chairman. Mr. Peet also serves as a Director of Vigil Health Solutions, Inc. (Chairman), a public company listed on the Toronto Stock Exchange, and as a Director of Contigo Systems, Inc. (Chairman), Cogent Health Solutions, Inc. (Chairman), OneMedNet Corporation (Chairman) and In-Motion Technology, which are privately-held. Within the last five years, Mr. Peet also served as director of Angiotech Pharmaceuticals, Inc. In December 2005, Mr. Peet was appointed as the Co-Chair of the Premier’s Technology Council, which was established in August 2001 to advise the government on issues related to the advancement and application of technology in British Columbia. Among the experiences, qualifications, attributes and skills that Mr. Peet brings to the Board are his past leadership positions at A.L.I. and McKesson, developer of one of the leading PACS products, which is a related product to the Company’s products, as well as his deep knowledge of the Company’s industry.

Richard W. Perkins has been a Director of the Company since May 1997. He has served as President, Chief Executive Officer and a Director of Perkins Capital Management, Inc., an investment management firm, since 1984. Mr. Perkins also serves on the Board of Directors of the following public companies: China Nuvo Solar Energy, Inc., Nortech Systems, Inc. and Synovis Life Technologies, Inc. In addition, Mr. Perkins serves as a Director of several privately-held companies. Within the last five years, Mr. Perkins also served as a director on the following publicly-traded companies: LifeCore Biomedical, Inc., CNS, Inc., PW Eagle, Inc., and Teledigital, Inc. Mr. Perkins brings financial expertise to the Board, as a long-time investment manager, an experience that also causes Mr. Perkins to bring a good understanding of shareholder and corporate governance issues.

Douglas M. Pihl has been a Director of the Company since May 1997. He also served as Chair of its Board of Directors from December 1997 to September 2008, and he was its interim Chief Executive Officer from February 1998 to December 1999. Mr. Pihl has over 45 years of experience in the computer industry, with extensive responsibility in design, product planning and management. Between April 1997 and July 2009, Mr. Pihl served as Chairman, Chief Executive Officer and President of MathStar, Inc. Among the experiences, qualifications, attributes and skills that Mr. Pihl brings to the Board are his past positions as a Chief Executive Officer and technology executive for software and technology companies.

Michael W. Vannier, M.D. has been a Director of the Company since December 1997. Dr. Vannier has been a Professor of Radiology at the University of Chicago since May 2004. He was the Head of the Department of Radiology at the University of Iowa from June 1996 to November 2000, and professor of radiology there from 1996 until April 2004. Dr. Vannier was a special assistant to the Director of the National Cancer Institute from 2001 to 2003. Dr. Vannier, as a radiologist on the staff of The University of Chicago Hospitals, also was an engineer before he received his medical degree, and brings a unique customer viewpoint and also brings to the Board valuable insights into technology and product strategy.

Sven A. Wehrwein has been a Director of the Company since May 1997. Mr. Wehrwein has been an independent financial consultant to emerging companies since 1999. He has more than 30 years of experience as an investment banker, chief financial officer and certified public accountant (inactive). He currently serves on the board of directors of Image Sensing Systems, Inc., SPS Commerce, Inc., Synovis Life Technologies, Inc., and Uroplasty, Inc., all of which are publicly-traded companies. Mr. Wehrwein also served on the board of directors of Compellent Technologies, Inc. from April 2007 until its acquisition by Dell Inc. in February 2011. In 2005 and 2006, Mr. Wehrwein served as a director of six mutual funds in the Van Wagoner group. Mr. Wehrwein’s qualifications to serve on the Company’s board of directors include, among other skills and qualifications, his capabilities in financial understanding, strategic planning, and auditing expertise, given his experiences in investment banking and in financial leadership positions. As chairman of the audit committee, Mr. Wehrwein also keeps the board abreast of current audit issues and collaborates with the Company’s independent auditors and senior management team.

Executive Officers

The Executive Officers of the Company who are not Directors are the following:

Name	Position	Age
Peter J. Goepfrich	Chief Financial Officer	38
Aaron (Erkan) Akyuz	Executive Vice President — Product Strategy and Development	42
Stephen S. Andersen	Vice President — Channels and International	41
Steven P. Canakes	Executive Vice President — Global Sales and Sales Operations	55
Vikram Simha	Chief Technology Officer	44

Peter J. Goepfrich was named Chief Financial Officer in January 2008. From March 2007 until January 2008, Mr. Goepfrich was Vice President — Finance and Accounting. Previously, he was Senior Director of Finance from March 2005 to March 2007 and Controller from August 2004 to March 2005. From September 1997 to August 2004, Mr. Goepfrich served in PricewaterhouseCoopers LLP’s Assurance and Business Advisory Services practice with a specialization in the audit of technology companies. Mr. Goepfrich is a certified public accountant (inactive).

Aaron (Erkan) Akyuz was named Executive Vice President — Product Strategy and Development in January 2010. He previously had been Executive Vice President — Engineering since August 2009. Prior to Vital Images, Mr. Akyuz was employed at Agfa Healthcare, where, between January 2002 and June 2009, he served as chief technology officer. Before January 2002, Mr. Akyuz had performed other roles at Agfa Healthcare, including vice president of research and development, director of technology and architecture, and director of process, methodologies and tools.

Stephen S. Andersen was named Vice President — Channels and International in March 2010.  He has been employed by Vital Images since May 1999.  Between March 2008 and March 2010, he was Vice President — Strategic Partnerships; between May 2007 and March 2008, he was Vice President — Sales Operations; between January 2006 and May 2007, he was Vice President — Europe; and between January 2004 and January 2006, he was Vice President — Engineering.

Steven P. Canakes was named Executive Vice President — Global Sales and Sales Operations in March 2010. Previously, he was Executive Vice President — Sales and International Operations from March 2008 through March 2010, Executive Vice President — Global Sales from September 2005 until March 2008, Vice President-Sales from March 2000 until September 2005, Vice President — U.S. Sales from August 1998 to March 2000 and Director of U.S. Sales from March 1998 to August 1998. From July 1996 to March 1998, Mr. Canakes was Vice President of Business Development for MedManagement, LLC in Plymouth, Minnesota. From February 1994 to July 1996, he served as Vice President of Sales for Medintell Systems and Value Health Corporation, a Medintell Systems Division. Before February 1994, Mr. Canakes was a CT Product Sales Manager for Picker International, Inc.

Vikram Simha was named Chief Technology Officer in August 2008 and was also Executive Vice President — Engineering from August 2008 to August 2009. From August 2001 until July 2008, Mr. Simha held software engineering and software management positions at TeraRecon Inc., including service as Chief Technology Officer and Senior Vice President, 3D Engineering from December 2007 through July 2008 and as Vice President, 3D Engineering from June 2005 through December 2007. Mr. Simha was a software engineer and principal software engineer at Vital Images from 1994 to 1998.

Corporate Governance

Board Committees

The Compensation Committee, with input from the Board of Directors, reviews and approves salaries, compensation and benefits of executive officers and senior management of the Company and administers the Company’s 2006 Long-Term Incentive Plan. In addition to the meetings and actions of the Compensation Committee described above, the entire Board of Directors discussed and reviewed compensation issues throughout the year at its regular meetings. The current members of the Compensation Committee are Gregory J. Peet (Chair), Sven A. Wehrwein and Douglas M. Pihl. Mr. Peet and Mr. Pihl were members of the Compensation Committee throughout 2010; Mr. Wehrwein replaced James B. Hickey, Jr. on April 1, 2010. The Board of Directors has determined that all members of the Compensation Committee are “independent,” as that term is defined in Rule 5605 of NASDAQ’s Marketplace Rules of The NASDAQ Stock Market, Inc. (“NASDAQ”).

The Audit Committee oversees the accounting and financial reporting processes and audits of the financial statements of the Company and is responsible for selecting, evaluating and, when it deems it to be appropriate, replacing the Company’s independent registered public accounting firm. The Audit Committee assists the Board in fulfilling its oversight responsibilities for the quality and integrity of the Company’s financial reports, the Company’s compliance with legal and regulatory requirements and the independent registered public accounting firm’s qualifications and independence, as well as accounting and reporting processes. The Audit Committee reviews the internal and external financial reporting of the Company and reviews the scope of the independent audit. The Audit Committee also reviews the activity in the Company’s investment portfolio, monitors compliance with the Company’s investment policy and assists management with the development of investment strategies. It also oversees the Company’s Policy and Procedures with respect to “related person transactions.” The current members of the Audit Committee are Sven A. Wehrwein (Chair), James B. Hickey, Jr. and Richard W. Perkins, who were also the members of the Audit Committee throughout 2010. The Company’s Board of Directors has determined that all members of the Audit Committee are independent under Rule 5605 of NASDAQ’s Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934 (“Exchange Act”). The Board has determined that Sven A. Wehrwein and Richard W. Perkins are each qualified as an “audit committee financial expert,” as that term is defined in Item 401(h)(2)(i) of Regulation S-K.

The Governance and Nominating Committee is responsible for making recommendations to the full Board of Directors regarding candidates for election to the Board and for overseeing the Company’s Code of Business Conduct and Ethics. It determines the independence of all Directors under Rule 5605 of NASDAQ’s Marketplace Rules and at least annually develops a succession plan for the Company’s Chief Executive Officer. The Governance and Nominating Committee also oversees annual review of the performance of the Board of Directors and the individual Directors. The current members of the Governance and Nominating Committee are Richard W. Perkins (Chair), Michael W. Vannier, M.D., and Oran E. Muduroglu. Mr. Perkins and Dr. Vannier were members of the Governance and Nominating Committee throughout 2010; Mr. Muduroglu replaced Sven A. Wehrwein on April 1, 2010. The Company’s Board of Directors has determined that all members of the Governance and Nominating Committee are independent under Rule 5605 of NASDAQ’s Marketplace Rules.

The Strategy Committee is responsible for overseeing the development and implementation of the Company’s long-term strategic plan, its business development activities and how the Company’s strategic plan is presented to the investment community. The Strategy Committee began operations in February 2010. The current members of the Strategy Committee are James B. Hickey, Jr. (Chair), Michael H. Carrel, Oran E. Muduroglu, Gregory J. Peet, Michael W. Vannier, M.D., and Sven A. Wehrwein.

The charters for the Compensation Committee, Audit Committee, Governance and Nominating Committee and Strategy Committee can be accessed on the Company’s website at http://www.vitalimages.com by selecting “Investors,” then “Corporate Governance,” and then “Documents & Charters.”  The information on the Company’s website should not be considered a part of this Statement.

Independent Directors

The Company’s Governance and Nominating Committee has determined that each of Dr. Vannier and Messrs. Hickey, Muduroglu, Peet, Perkins, Pihl and Wehrwein are “independent,” as that term is defined in Rule 5605 of NASDAQ’s Marketplace Rules.  Accordingly, the Board is composed of a majority of independent Directors as required by NASDAQ’s Marketplace Rules.

Compensation Committee Interlocks and Insider Participation

Douglas M. Pihl, a member of the Company’s Compensation Committee, previously served as the Company’s interim Chief Executive Officer from February 1998 to December 1999. Neither Gregory J. Peet nor Sven A. Wehrwein, the other members of the Company’s Compensation Committee, has ever been an officer of employee of the Company. None of the Compensation Committee members has engaged in a transaction with the Company requiring disclosure as a “related person transaction.” None of the Company’s executive officers has served on the board of directors or compensation committee of any other entity, any officers of which served on either the Company’s Board or the Company’s Compensation Committee.

Qualifications of Candidates for Election to the Board

The Company’s Directors take a critical role in guiding the Company’s strategic direction, and they oversee the management of the Company. Many of the Directors have served as Directors since or soon after the Company became a publicly-held company in May 1997.  When Board candidates are considered, they are evaluated based upon various criteria, such as their broad-based business and professional skills and experiences, experience serving as management or on the Board of Directors of other companies, concern for the long-term interests of the shareholders, financial literacy, personal integrity in judgment and their willingness to be a prepared and active participant at Board and committee meetings. The Governance and Nominating Committee and the Board seek to attract and attain highly qualified Directors who have sufficient time to attend to their duties and responsibilities to the Company. Recent developments in the economy, as well as to corporate governance and financial reporting, have resulted in an increased demand for such highly-qualified and productive public company Directors.

The Governance and Nominating Committee and the Board have established the following minimum requirements for Director candidates: being able to read and understand fundamental financial statements; having at least 10 years of relevant business experience; having no identified conflicts of interest as a prospective Director of the Company; having not been convicted in a criminal proceeding other than traffic violations; and a willingness to comply with the Company’s Code of Business Conduct and Ethics. The Governance and Nominating Committee retains the right to modify these minimum qualifications from time to time. Exceptional candidates who do not meet all of these criteria still may be considered.

The Company’s Corporate Governance Guidelines describe the Company’s director qualifications. The Board seeks members who will contribute to the Company’s overall corporate goals, taking into account its responsibility to its shareholders, industry leadership, customer success, positive working environment, and integrity in financial reporting and business conduct. Directors should have experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated; they should be selected based upon their potential contributions to the Board and management and their ability to represent the interests of shareholders. Diversity of a candidate’s skills and experiences, as well as demographics, are considered as part of the nomination process.

When considering diversity, the Governance and Nominating Committee and the Board seek directors with a diversity of skills and experiences. To determine whether the board has the appropriate diversity or whether a potential new member could improve the diversity of skills or experiences, the Governance and Nominating Committee and the Board consider issues like the following:

•              skills and experiences presently represented on the Board;

•              desired size of the Board; and

•              biggest needs of the Board.

Among the skills and experiences considered are the following:

•              significant M&A experience;

•              expertise in software, imaging, healthcare or some mix;

•              strategic alliance partner;

•              leadership of a company with significantly greater revenues than the Company; and

•              financial expertise.

For new candidates, the Governance and Nominating Committee and the Board also consider whether the person will provide gender or racial diversity.

Board and Committee Meetings; Attendance of Board Members at Annual Meeting of Shareholders

During 2010, the Board of Director met seven times and acted twice by written action. Also during 2010, the Compensation Committee of the Board of Directors met three times and acted one time by written action, the Audit Committee of the Board of Directors met six times, the Governance and Nominating Committee of the Board of Directors met seven times, and the Strategy Committee of the Board of Directors met nine times.  All Directors attended at least 75% of the aggregate of all meetings of the Board and Committees on which they served during the year ended December 31, 2010.

It is the policy of the Board that each member of the Board should attend the Company’s annual meeting of shareholders whenever practical, and that at least one member of the Board must attend each annual meeting of shareholders. The Company regularly schedules a Board meeting on the same day as the annual meeting of shareholders. All Directors nominated for election at the 2011annual meeting of shareholders attended the annual meeting of shareholders held in 2010.

Process for Identifying and Evaluating Candidates for Election to the Board

The Governance and Nominating Committee reviews the qualifications and backgrounds of the Directors, as well as the overall composition of the Board of Directors, and recommends to the full Board of Directors the individuals to be nominated for election at each annual meeting of shareholders of the Company. In the case of incumbent Directors, the Governance and Nominating Committee reviews such Directors’ overall service to the Company, including the number of meetings attended, level of participation, quality of performance, and whether the Director continues to meet the applicable independence standards. For any new Director candidates, the questions of independence and financial expertise are important to determine what roles can be performed by the candidate, and the Governance and Nominating Committee determines whether the candidate meets the applicable independence standards and the level of the candidate’s financial expertise. Any new candidates will be interviewed by the Governance and Nominating Committee. The full Board will approve the final nominations. The Chair of the Board, acting on behalf of the full Board, will extend the formal invitation to become a nominee of the Board of Directors.

Shareholder Nominations

Shareholders may nominate Director candidates for consideration by the Governance and Nominating Committee by writing to Mr. Ian L. Nemerov, the Company’s Secretary, and providing to the Secretary the candidate’s name, biographical data and qualifications, including five-year employment history with employer names, a description of the employer’s business, and all other information relating to such nominee that is required to be disclosed by Schedule 14A under the Exchange Act; other Board memberships (if any); and such other information as is reasonably available and sufficient to enable the Governance and Nominating Committee to evaluate the minimum qualifications stated above under the section of this proxy statement entitled “Information Concerning Directors, Nominees and Executive Officers — Qualifications of Candidates for Election to the Board.”

The submission must be accompanied by a written consent of the individual being named in the proxy statement to be a nominee and to serve as a Director if elected by the shareholders. The submission must also include the name, address and number of shares of the Company’s common stock owned by each shareholder submitting the nomination. Written notice must be given at least 120 days before the date of the next annual meeting of shareholders. If a shareholder nominee is eligible, and if the nomination is proper, the Governance and Nominating Committee then will deliberate and make its recommendation to the Board of Directors.

The Governance and Nominating Committee will not change the manner in which it evaluates candidates, including the applicable minimum criteria set forth above, based on whether the candidate was recommended by a shareholder.

Communications with the Board

Shareholders can communicate directly with the Board, or with any Committee of the Board, by writing to Mr. Ian L. Nemerov at the Company’s address, by calling Mr. Nemerov at (952) 487-9500 or by contacting him via e-mail at boardofdirectors@vitalimages.com. All communications will be reviewed by management and then forwarded to the appropriate Director or Directors or to the full Board, as appropriate.

Director Compensation

Compensation for the non-employee directors is set by the Compensation Committee. Key considerations in determining director compensation are for a meaningful portion of director compensation to be in the form of stock options, to align directors’ long-term interests with those of shareholders, and for the compensation program to be simple and transparent. Effective as of September 1, 2008, the Compensation Committee adjusted the cash component of director compensation, so that compensation paid after that date was solely on a retainer basis, and meeting fees were discontinued.

The following table sets forth information about the compensation paid by the Company to and earned by its non-employee Directors for the year ended December 31, 2010:

DIRECTOR COMPENSATION TABLE — 2010

Name	Fees Earned or Paid in Cash (1)	Option Awards (2)		Total Compensation
James B. Hickey, Jr.	$79,500	$37,708	(3)(4)	$117,208
Oran E. Muduroglu	$31,000	$73,344	(3)(4)(5)	$104,344
Gregory J. Peet	$51,000	$37,708	(3)(4)	$88,708
Richard W. Perkins	$46,000	$37,708	(3)(4)	$83,708
Douglas M. Pihl	$32,000	$37,708	(3)(4)	$69,708
Michael W. Vannier, M.D.	$35,000	$37,708	(3)(4)	$72,708
Sven A. Wehrwein	$62,000	$37,708	(3)(4)	$99,708

(1)         Consists of fees earned in 2010.

(2)         The value of the stock options is the full grant-date fair value computed in accordance with applicable accounting guidance for share-based payments. Refer to “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical accounting policies and estimates — Equity-based compensation” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 for a discussion of the assumptions used in calculating the fair value. This portion of the Annual Report on Form 10-K is included in the Company’s 2010 Annual Report to Shareholders.

(3)         On May 12, 2010, under the 2006 Long-Term Incentive Plan, each director received an automatic stock option award consisting of options for 7,500 shares having a grant-date fair value of $37,708.

(4)         As of December 31, 2010, the following non-employee Directors had outstanding options to purchase the following number of shares of the Company’s common stock, which had been granted under the Vital

Images, Inc. 1997 Director Stock Option Plan and the 2006 Long-Term Incentive Plan: Mr. Hickey (54,100 shares, of which options to purchase 46,600 shares were exercisable), Mr. Muduroglu (15,000 shares, of which no options to purchases shares were exercisable), Mr. Peet (47,100 shares, of which options to purchase 39,600 shares were exercisable), Mr. Perkins (60,100 shares, of which options to purchase 52,600 shares were exercisable), Mr. Pihl (60,100 shares, of which options to purchase 52,600 shares were exercisable), Dr. Vannier (56,100 shares, of which options to purchase 48,600 shares were exercisable), and Mr. Wehrwein (60,100 shares, of which options to purchase 52,600 shares were exercisable).

(5)                            Mr. Muduroglu, upon joining the Board in February 2010, received a stock option award consisting of options for 7,500 shares having a grant-date fair value of $35,636 on February 4, 2010; in addition to the May 12, 2010 grant described in footnote (3).

Non-employee Director Fees. Non-employee directors receive the following annual retainers for service on the Board and its Committees:

Member Retainer
Board of Directors	$24,000
Audit Committee	$12,000
Compensation Committee	$8,000
Governance and Nominating Committee	$4,000
Strategy Committee	$8,000

Also, non-employee directors serving as Chairs of the Board or its Committees receive the following additional retainers for such service:

Additional Chair Retainer
Board of Directors	$24,000
Audit Committee	$12,000
Compensation Committee	$12,000
Governance and Nominating Committee	$6,000
Strategy Committee	$12,000

1997 Director Stock Option Plan. The Vital Images, Inc. 1997 Director Stock Option Plan (the “1997 Director Plan”) was adopted by the Board of Directors on March 19, 1997 and approved by the sole shareholder of the Company on May 1, 1997. It automatically terminated on March 19, 2007, although options outstanding under the 1997 Director Plan on that date were not affected by the 1997 Director Plan’s termination. The 1997 Director Plan was intended to assist the Company in attracting, motivating and retaining well-qualified individuals to serve as Directors of the Company. The 1997 Director Plan provided for both the automatic and discretionary grant of options. The only individuals eligible to receive options under the 1997 Director Plan were members of the Board of Directors of the Company, and the only individuals eligible to receive automatic grants of options under the 1997 Director Plan were those Directors of the Company who were not employees of the Company. The 1997 Director Plan provided that the total number of shares of the Company’s common stock that may be purchased upon the exercise of options could not exceed 500,000 shares, subject to adjustment as provided in the 1997 Director Plan. The 1997 Director Plan was administered by the Board of Directors of the Company.

During the term of the 1997 Director Plan, all grants of stock options under the 1997 Director Plan and the amounts and terms of the options so granted were automatically determined under the 1997 Director Plan, and there were no discretionary grants of options under the 1997 Director Plan. As such, the Board of Directors had no authority to determine the grant or terms of such automatic grants. Under the 1997 Director Plan, non-employee Directors of the Company received automatic grants of stock options to purchase 18,000 shares on their initial election or appointment to the Board of Directors and on each third anniversary of their appointment to the Board so long as they were members of the Company’s Board.

2006 Long-Term Incentive Plan. On March 9, 2006, the Company’s Board of Directors adopted and, on May 4, 2006, the Company’s shareholders approved, the Vital Images, Inc. 2006 Long-Term Incentive Plan (the “2006 Plan”). Throughout 2006, the provisions of the 2006 Plan providing for the automatic grant of options to non-employee Directors generally were the same as those of the 1997 Director Plan, although no options were granted under the 2006 Plan to non-employee Directors during 2006. The 2006 Plan was amended by the Board of Directors on February 2, 2007 to change certain features of the automatic grants of options to non-employee Directors. As amended on February 2, 2007, the 2006 Plan provides that when a non-employee Director is first elected or appointed to the Board, the Director will automatically receive an option to purchase a number of shares of common stock determined by multiplying 9,000 shares by a fraction, the numerator of which is the expected number of months until the next annual meeting of the Company’s shareholders and the denominator of which is twelve. As amended on February 2, 2007, the 2006 Plan provides that beginning in 2008, each non-employee Director was to be automatically granted, on the day after the Company’s annual meeting of shareholders, an option to purchase 9,000 shares of common stock, with the exception of Michael W. Vannier, M.D., who was to receive an option to purchase 5,000 shares on such date in 2008. In addition, the Compensation Committee and the Board of Directors approved the one-time grant under the 2006 Plan to James B. Hickey, Jr. and Gregory J. Peet on the day after the 2007 annual shareholders’ meeting of an option to purchase 12,000 shares and 5,000 shares, respectively, as a time cycle adjustment for them. Beginning in 2009, each non-employee Director was to receive an annual automatic grant of an option to purchase 9,000 shares of common stock on the day after the annual shareholders’ meeting. However, when at the conclusion of the Company’s stock repurchase program in early February 2009, the number of outstanding shares of Company common stock had been reduced from approximately 17.2 million shares to approximately 14.5 million shares, or approximately 15.7%, the Compensation Committee elected to eliminate the automatic grant for 2009 of an option to purchase 9,000 shares and instead authorized a grant to each non-employee Director of an option to purchase 7,600 shares, which is approximately 15.7% fewer shares, and for such option to be awarded on the day after the 2009 Annual Meeting. As a result of continued reductions in the Company’s shares outstanding, instead of providing the automatic grant of an option to purchase 9,000 shares in 2010 and 2011, the Compensation Committee has elected to provide a grant in each year to each non-employee Director of options to purchase 7,500 shares, to be awarded on the day after the respective Annual Meeting. All options granted to Directors under the 2006 Plan will vest one year after the date of grant, have a term of five years, and have an exercise price equal to the closing price of the Company’s common stock as of the date of grant.

In addition to automatic option grants, the 2006 Plan permits the Compensation Committee to make discretionary grants of stock options to any and all Directors, including non-employee Directors. Upon the discretionary grant of options to the Company’s non-employee Directors under the 2006 Plan, the Compensation Committee will fix the number of shares of the Company’s common stock that the optionee may purchase upon exercise of the option and the exercise price at which the shares may be purchased. The exercise price of such options cannot be less than the fair market value of the common stock at the time the option is granted. Each option will be exercisable by the optionee only during the term fixed by the Compensation Committee, with such term ending not later than five years after the date of grant.

All options granted to non-employee Directors under the 2006 Plan are non-qualified options not intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended. Payment for shares upon exercise of any automatic or discretionary options granted to non-employee Directors under the 2006 Plan may be made in cash, in shares of Company’s common stock that have been owned for more than six months having an aggregate fair market value on the date of exercise which is not less than the exercise price of the shares of common stock being purchased, partly in cash and partly in such shares, or by the delivery of irrevocable instructions to a broker to sell shares of common stock obtained upon the exercise of an option and to deliver to the Company an amount out of the proceeds of such sale equal to the aggregate exercise price of the shares being purchased.

Risk Oversight

Through a series of discussions with management and the Company’s Vice President, General Counsel and Secretary, both during Board and Committee meetings and in conversations directly between certain members of the Board and members of management, the Board of Directors has identified and prioritized various enterprise risks, and each prioritized risk is assigned to a board committee or the full board for oversight. For example, strategic risks are overseen by the Strategy Committee; financial risks are overseen by the Audit Committee; compensation risks are overseen by the Compensation Committee; CEO succession planning is overseen by the Governance and Nominating Committee; and compliance risks are typically overseen by the full Board. Management regularly reports on each such risk to the relevant committee or the Board, and material risks identified by a relevant Committee are then presented to the full Board. The enterprise risk management program as a whole is reviewed annually at a meeting of the Board. Additional review or reporting on enterprise risks is conducted as needed or as requested by the Board or a Committee. Coordination of management’s review of enterprise risks is performed by the Company’s Vice President, General Counsel and Secretary, who reports to the CEO and is a member of the Company’s leadership.

Policy and Procedures with Respect to Related Person Transactions

The Board of Directors has adopted a written Policy and Procedures with Respect to Related Person Transactions (the “Policy”), which the Audit Committee oversees. Under the Policy, a “related person transaction” is a transaction, arrangement or relationship in which the Company was, is or will be a participant and the amount involved exceeds $50,000, and in which any “related person” had, has or will have a direct or indirect material interest. The Policy generally defines a “related person” as a Director, executive officer or beneficial owner of more than 5% of any class of the Company’s voting securities and any immediate family member of any of the foregoing persons.

Under the Policy, the related person; the Director, executive officer or beneficial owner who is an immediate family member of the related person; or the head of the business unit that is responsible for a potential related person transaction must notify the Company’s general counsel of facts and circumstances involved in the potential related person transaction. If the general counsel determines that the transaction is a related person transaction, he must submit it to the Audit Committee or the Chair of the Audit Committee for review and, if appropriate, approval. The Policy provides that, on an annual basis, the Audit Committee shall review any previously approved related person transaction that is ongoing. The Policy also provides that proposed charitable contributions or pledges of charitable contributions by the Company in the amount of at least $10,000 that would otherwise qualify as a related person transaction are subject to prior review by the Audit Committee or the Chair of the Audit Committee. No transactions were reviewed under the Policy during 2010.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s Directors, executive officers, and any persons holding more than 10% of the outstanding common stock of the Company to file reports with the Securities and Exchange Commission concerning their initial ownership of common stock and any subsequent changes in that ownership. The Company believes the filing requirements for its Directors and Named Executive Officers (as defined below) were satisfied for 2010, with the exception of one Form 3 filing in April 2010 for Oran E. Muduroglu, which was filed 61 days late. In making this disclosure, the Company has relied solely on written representations of its Directors, executive officers and beneficial owners of more than 10% of its common stock and on copies of the reports that they have filed with the Securities and Exchange Commission.

Executive Compensation

Compensation Discussion and Analysis

Compensation Philosophy and Components

The Company competes in a competitive market for personnel, both for executives and for non-executive employees. Desirable candidates for employment at Vital Images may also have attractive opportunities from many other employers, such as multi-national medical device companies, venture-backed or fast-growing medical device or technology companies, and academic research institutions. The Company’s long-term success depends on the Company’s ability to develop and market innovative solutions that improve the cost, quality and accessibility of healthcare, which is a very competitive market. To achieve our goals, it is critical that we be able to attract, motivate and retain highly talented individuals at all levels of the organization.

The Compensation Committee of the Company’s Board of Directors bases its executive compensation programs on the same objectives that guide the Company in establishing all of its compensation programs:

•                                        Compensation should be based on the level of job responsibility, individual performance and Company performance. As employees progress to higher levels in the organization, an increasing proportion of their pay should be linked to Company performance because they are more able to affect its results.

•                                        Compensation should reflect the value of the job in the marketplace. To attract and retain a highly skilled work force, we must remain competitive with the pay of other premier employers who compete with us for talent.

•                                        Compensation should reward performance, and the objectives of pay-for-performance and retention must be balanced.

•                                        To be effective, performance-based compensation programs should measure the achievement of objectives that are critical for driving the success of the Company.

•                                        Although compensation and benefit programs and individual pay levels will reflect differences in job responsibilities, geographies and marketplace considerations, the overall structure of compensation and benefit programs should be broadly similar across the organization.

•                                        Except for benefits and programs that are available to all of the Company’s employees or a broad selection of the Company’s general employee population, the Company’s executives should receive few perquisites, if any. Perquisites for executives should be rare and limited to those that are important to the Company’s ability to attract and retain executive leadership or the executive’s ability to safely and effectively carry out his or her responsibilities.

The Compensation Committee is responsible for assuring that compensation for the Company’s executives is consistent with the Company’s compensation philosophy. The Compensation Committee reviews the Company’s compensation philosophy and trends in the Company’s industry to ensure that the Company’s executive compensation program is competitive and attracts and retains talented management, motivates the Company’s executives to achieve short and long-range corporate objectives, and aligns the motivation and interests of the executives with the interests of the Company’s shareholders.

The Compensation Committee administers the Company’s equity-based compensation and management incentive programs and other compensation initiatives identified by the Board. The Compensation Committee annually reviews and approves each executive’s base salary, equity incentives, and the Company’s management incentive plan under which the executive officers may receive non-equity incentive compensation.

We view the various components of compensation as related but distinct. Although the Compensation Committee does review and consider total compensation for each executive officer and for all executive officers as a group, we do not believe that significant compensation derived from one component of compensation should necessarily negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on the following factors:

•                              internal equity and consistency;

•                              the executive compensation paid by other companies with which we compete for executive talent;

•                              individual performance; and

•                              Company performance.

The Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid-out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

For 2010, the Company’s named executive officers were Michael H. Carrel, President and Chief Executive Officer; Peter J. Goepfrich, Chief Financial Officer; Steven P. Canakes, Executive Vice President — Global Sales and Sales Operations; Vikram Simha, Chief Technology Officer; and Aaron (Erkan) Akyuz, Executive Vice President — Product Strategy and Development (the “Named Executive Officers”).

Compensation Committee Report

The Compensation Committee reviewed and discussed the section in this Information Statement entitled “Compensation Discussion and Analysis” with management. Based on such review and discussions, the Compensation Committee recommended to the Company’s Board of Directors that the Compensation Discussion and Analysis be included in the Company’s proxy statement and incorporated by reference into the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

By the Compensation Committee:

Gregory J. Peet, Chair

Douglas M. Pihl

Sven A. Wehrwein

Executive Compensation

The following table sets forth information about compensation awarded, earned by or paid to the Company’s Named Executive Officers for the years ended December 31, 2010, 2009 and 2008 (as applicable), which Named Executive Officers consist of individuals serving during 2010 as the Company’s chief executive officer and chief financial officer and the Company’s three most highly compensated executive officers, other than persons who served as chief executive officer and chief financial officer, who were serving as executive officers as of December 31, 2010:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($) (1)	Option Awards($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($)		Total ($)
Michael H. Carrel, President and Chief Executive Officer (4)	2010	$310,000	$—		$—	$250,478	$34,471	$4,796	(5)	$599,745
	2009	$310,000	$—		$—	$171,311	$115,517	$7,405		$604,233
	2008	$309,290	$—		$—	$953,186	$25,090	$7,599		$1,295,165

Peter J. Goepfrich, Chief Financial Officer	2010	$210,000	$—		$—	$87,990	$20,163	$5,097	(5)	$323,250
	2009	$210,000	$—		$—	$58,659	$62,245	$5,200		$336,104
	2008	$209,518	$—		$—	$490,592	$10,456	$4,255		$714,821

Aaron (Erkan) Akyuz, Executive Vice President — Product Strategy and Development (6)	2010	$250,000	$—		$—	$42,235	$24,969	$14,210	(7)	$331,414
	2009	$100,763	$—		$180,300	$583,387	$21,238	$118,539		$1,004,227
	2008	$—	$—		$—	$—	$—	$—		$—

Steven P. Canakes, Executive Vice President — Global Sales and Sales Operations	2010	$213,200	$—		$—	$87,990	$58,298	$6,699	(5)	$366,187
	2009	$213,200	$—		$—	$58,659	$99,475	$8,676		$380,010
	2008	$212,193	$—		$—	$167,991	$9,931	$10,680		$400,795

Vikram Simha, Chief Technology Officer (8)	2010	$240,000	$—		$—	$52,330	$14,370	$18,869	(9)	$325,569
	2009	$240,000	$—		$—	$23,664	$51,476	$101,580		$416,720
	2008	$97,505	$30,000	(10)	$228,600	$849,960	$3,397	$5,173		$1,214,635

(1)                          Consists of restricted stock awards granted under the Vital Images, Inc. 2006 Long-Term Incentive Plan. The holders of the stock awards have the right to receive any dividends declared on the Company’s common stock but not the right to vote the shares of restricted stock. The amounts represent the full grant-date fair value computed pursuant to applicable accounting guidance for share-based payments as reflected in the Company’s financial statements, based on the number of restricted stock awards granted and the closing price of the common stock as quoted on The NASDAQ Global Select Market on the date of grant. The stock awards vest as to 25% of the number of shares subject to the awards on each of the first, second, third and fourth anniversary dates of the date of grant of the award so long as the recipient of the award is then an employee of the Company. Refer to “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical accounting policies and estimates — Equity-based compensation” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 for discussion of the assumptions used in calculating the fair value. This portion of the Company’s Annual Report on Form 10-K is included in the Company’s 2010 Annual Report to Shareholders.

(2)                          Consists of the full grant-date fair value of stock options granted under the Vital Images, Inc. 2006 Long-Term Incentive Plan. The options vest and become exercisable as to 28% of the shares one year after the date of grant and as to an additional 2% in each succeeding month, but only if the Named Executive Officer is then an employee of the Company. Refer to “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical accounting policies and estimates — Equity-based compensation” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 for discussion of the assumptions used in calculating the fair value. This portion of the Company’s Annual Report on Form 10-K is included in the Company’s 2010 Annual Report to Shareholders.

(3)                          Consists of cash awards earned during year presented and paid during the following year under the Company’s management incentive plan, e.g., cash awards earned in 2010 were paid in 2011. For Mr. Canakes, also includes a sales commissions plan for 2010, cash awards earned for 2009 and paid in 2010 under the Company’s management incentive plan for 2009, and cash awards earned for 2008 and paid in 2009 under the Company’s management incentive plan for 2008. The management incentive plans provide that the executive officers of the Company are eligible to earn annual cash awards tied to the level of achievement of annual performance targets. See “Information Concerning Directors, Nominees and Executive Officers — Compensation Discussion and Analysis — Setting Executive Compensation — Bonus.”

(4)                          Mr. Carrel was promoted to President and Chief Executive Officer on January 9, 2008. He was previously Chief Operating Officer and Chief Financial Officer.

(5)                          Consists of matching contributions made by the Company under the 401(k) plan and group term life, long-term disability and accidental death and dismemberment insurance premiums.

(6)                          Mr. Akyuz joined the Company as Executive Vice President — Engineering on August 14, 2009.

(7)                          Consists of matching contributions made by the Company under the 401(k) plan, payments for medical services outside of the Company-sponsored medical insurance plan, and group term life, long-term disability and accidental death and dismemberment insurance premiums.

(8)                          Mr. Simha joined the Company as Chief Technology Officer and Executive Vice President — Engineering on August 6, 2008.

(9)                          Consists of $7,529 for airfare, auto rental and housing expenses for personal use and $5,519 related gross-up for income taxes, plus matching contributions made by the Company under the 401(k) plan, and group term life, long-term disability and accidental death and dismemberment insurance premiums.

(10)                    Consists of a sign-on bonus upon commencement of employment.

The following table sets forth information regarding the annual performance bonus and long-term incentive awards made to each of the Named Executive Officers during 2010:

GRANTS OF PLAN-BASED AWARDS — 2010

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Option Awards: Number of Securities	Exercise or Base Price of Option Awards	Grant- date fair value of Stock and Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Underlying Options (2)	($/Share) (3)	Awards (4)
Michael H. Carrel	3/2/2010	$—	$201,500	$450,353	42,700	$15.99	$250,478

Peter J. Goepfrich	3/2/2010	$—	$105,000	$234,675	15,000	$15.99	$87,990

Aaron (Erkan) Akyuz	3/2/2010	$—	$87,500	$195,563	7,200	$15.99	$42,235

Steven P. Canakes	3/2/2010	$—	$159,900	$329,194	15,000	$15.99	$87,990

Vikram Simha	3/2/2010	$—	$84,000	$187,740
	5/18/2010				10,000	$14.58	$52,330

(1)                                Consists of cash bonuses under the Company’s 2010 management incentive plan. The amounts in these columns reflect the minimum payment level, if an award is achieved, the target payment level and the maximum payment level under the Company’s 2010 management incentive plan. For additional information concerning the Company’s annual incentive award program, see the section of this proxy statement entitled “Information Concerning Directors, Nominees and Executive Officers — Compensation Discussion and Analysis.”

(2)                                Consists of stock options granted to the Named Executive Officers in 2010 under the Vital Images, Inc. 2006 Long-Term Incentive Plan.

(3)                                The exercise price of all options was equal to the closing price of the common stock as quoted on The NASDAQ Global Select Market on the date of grant.

(4)                                Represents the full grant-date fair value determined pursuant to applicable accounting guidance for share-based payments as reflected in the Company’s financial statements, based on the numbers of shares subject to options granted and the closing price of the common stock as quoted on The NASDAQ Global Select Market on the date of grant. These options vest and become exercisable as to 28% of the shares one year after the date of grant and as to an additional 2% in each succeeding month, but only if the Named Executive Officer is then an employee of the Company.

The following table sets for the information about unexercised options and awards of restricted stock that had not vested and that were held at December 31, 2010 by the Named Executive Officers:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END — 2010

	Option Awards					Stock Awards
		Equity Incentive
Name	Number of Securities Underlying Unexercised Options — (#) Exercisable	Plan Awards: Number of Securities Underlying Unexercised Options — (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Michael H. Carrel	147,500	—		$16.57	5/13/2013
	111,000	39,000	(2)	$15.25	1/11/2013
	10,500	4,500	(3)	$15.11	3/11/2013
	23,644	27,756	(4)	$8.79	3/2/2014
	—	42,700	(5)	$15.99	3/2/2015

Peter J. Goepfrich	3,840	—		$10.34	8/31/2012
	630	—		$15.40	2/15/2013
	55,500	19,500	(6)	$15.25	1/11/2013
	7,000	3,000	(7)	$15.11	3/11/2013
	8,096	9,504	(8)	$8.79	3/2/2014
	—	15,000	(9)	$15.99	3/2/2015

Aaron (Erkan) Akyuz	45,000	80,000	(10)	$12.02	8/17/2014
	—	7,200	(11)	15.99	3/2/2015
						11,250	(12)	$157,275

Steven P. Canakes	12,500	—		$12.60	2/5/2012
	3,000	—		$15.40	2/15/2013
	21,000	9,000	(13)	$15.11	3/11/2013
	8,096	9,504	(14)	$8.79	3/2/2014
	—	15,000	(15)	$15.99	3/2/2015

Vikram Simha	90,000	60,000	(16)	$15.24	8/6/2013
	3,266	3,834	(17)	$8.79	3/2/2014
	—	10,000	(18)	$14.58	5/18/2015
						7,500	(19)	$104,850

(1)                                The market value is computed by multiplying the closing market price of the stock at December 31, 2010 by the number of shares.

(2)                                Vests as to 3,000 shares on January 11, 2011 and on the eleventh day of each calendar month thereafter until fully vested.

(3)                                Vests as to 300 shares on January 11, 2011 and on the eleventh day of each calendar month thereafter until fully vested.

(4)                                Vests as to 1,028 shares on January 2, 2011 and on the second day of each calendar month thereafter until fully vested.

(5)                                Vests as to 11,956 shares on March 2, 2011 and an additional 2% of such shares on the second day of each calendar month thereafter until fully vested.

(6)                                Vests as to 1,500 shares on January 11, 2011 and on the eleventh day of each calendar month thereafter until fully vested.

(7)                                Vests as to 200 shares on January 11, 2011 and on the eleventh day of each calendar month thereafter until fully vested.

(8)                               Vests as to 352 shares on January 2, 2011 and on the second day of each calendar month thereafter until fully vested.

(9)                                Vests as to 4,200 shares on March 2, 2011 and an additional 2% of such shares on the second day of each calendar month thereafter until fully vested.

(10)                          Vests as to 2,500 shares on January 17, 2011 and on the seventeenth day of each calendar month thereafter until fully vested.

(11)                          Vests as to 2,016 shares on March 2, 2011 and an additional 2% of such shares on the second day of each calendar month thereafter until fully vested.

(12)                          Vests as to 3,750 shares on August 17, 2011 and on August 17 of each year thereafter until fully vested.

(13)                          Vests as to 600 shares on January 11, 2011 and on the eleventh day of each calendar month thereafter until fully vested.

(14)                          Vests as to 352 shares on January 2, 2011 and on the second day of each calendar month thereafter until fully vested.

(15)                          Vests as to 4,200 shares on March 2, 2011 and an additional 2% of such shares on the second day of each calendar month thereafter until fully vested.

(16)                          Vests as to 3,000 shares on January 6, 2011 and on the sixth day of each calendar month thereafter until fully vested.

(17)                          Vests as to 142 shares on January 2, 2011 and on the second day of each calendar month thereafter until fully vested.

(18)                          Vests as to 2,800 shares on May 18, 2011 and an additional 2% of such shares on the eighteenth day of each calendar month thereafter until fully vested.

(19)                          Vests as to 3,750 shares on August 15, 2011 and 3,750 shares on August 15, 2012.

The following table sets forth information regarding the exercise of stock options and the vesting of awards of restricted stock during 2010 held by the Named Executive Officers:

OPTION EXERCISES AND STOCK VESTED — 2010

	Option Awards			Stock Awards
				Number
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)		of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Michael H. Carrel	—	$10,040	(3)	—	$—
Peter J. Goepfrich	—	$11,720	(4)	125	$1,778
Aaron (Erkan) Akyuz	—	$—		3,750	$47,625
Steven P. Canakes	45,000	$273,616	(5)	250	$3,555
Vikram Simha	—	$—		3,750	$47,400

(1)                                For option exercises that were not part of the exchange for tender of options referenced in the notes below, the value realized consists of the difference between the closing price of the Company’s common stock on the date of exercise and the exercise price of the option multiplied by the number of shares acquired upon exercise.

(2)                                Consists of the closing price of the Company’s common stock on the vesting date multiplied by the number of shares acquired upon vesting.

(3)                                Consists of amounts received from Company in exchange for tender of 26,000 options pursuant to option repurchase program for all employees.

(4)                                Consists of amounts received from Company in exchange for tender of 39,000 options pursuant to option repurchase program for all employees.

(5)                                Includes $8,420 received from Company in exchange for tender of 23,000 options pursuant to option repurchase program for all employees. No shares were acquired in connection with the option tender.

Employment and Other Agreements

All Named Executive Officers have at-will employment agreements with the Company, which include confidentiality and non-competition provisions, and also provide for payment of severance compensation if the Company terminates any of these executive officers’ employment without cause, or if the executive officer resigns for good reason. Severance is equal to 12 months of base salary for Mr. Carrel, nine months of base salary for each of Mr. Simha and Mr. Akyuz, and six months of base salary for each of Messrs. Goepfrich and Canakes. For Mr. Carrel, the Company will also continue to pay the same portion of his employee welfare benefits as the Company was paying before his termination for a period of 12 months after his termination. For each of Mr. Simha and Mr. Akyuz, the Company will also continue to pay the same portion of his employee welfare benefits as the Company was paying before his termination for a period of nine months after his termination. For Mr. Goepfrich, the Company will also continue to pay the same portion of his employee welfare benefits as the Company was paying before his termination for a period of six months after his termination.

In connection with the execution of the Merger Agreement between the Company, TMSC and Magenta Corporation, the Company entered into amendments to the employment agreements (the “Employment Agreement Amendments”) of each of Michael Carrel, Steven Canakes and Aaron Erkan Akyuz on April 25, 2011, and of Peter Goepfrich on April 27, 2011.  The Employment Agreement Amendments, effective as of the date of execution, limit the ability of each individual to exercise any stock options between the closing of the tender offer and the effective time of the merger contemplated by the Merger Agreement (the “Merger”).  Effective as of the closing date of the Merger (the “Closing Date”), the Employment Agreement Amendments also: (i) revise the restriction on competition provisions to apply to the business of TMSC; (ii) attach a form release that the applicable individual is required to execute and deliver to receive severance pay; and (iii) make certain other changes related to Section 409A of the Internal Revenue Code.

Change in Control Agreements

The Company has entered into a change in control agreement with each of its Named Executive Officers that provide for lump sum cash payments equal to his annual base salary — twice in the case of Mr. Carrel and Mr. Canakes — in effect on the date of a “change in control” of the Company, as defined in such agreements, as well as continued payment of the employee welfare benefits then in effect for each Named Executive Officer for a period of 24 months upon a change in control of the Company. Payments under the agreements are to be made if the officer’s employment with the Company is terminated for any reason other than death, cause, disability or retirement, or if he terminates his employment with the Company for good reason, or, in the case of Mr. Carrel, for any reason, and the termination occurs within 12 months following a change in control, or before a change in control if his termination was a condition of the change in control.

The Company entered into an Amendment to Change in Control Agreement (the “CIC Amendments”), effective as of the closing date of the Merger, with each of Steven Canakes, Michael Carrel and Aaron Erkan Akyuz on April 25, 2011, and with Peter Goepfrich on April 27, 2011.

Mr. Carrel’s CIC Amendment, which amends the Change in Control Agreement between the Company and Mr. Carrel dated May 16, 2005, (i) revises the good reason definition to cover any adverse changes in status, position, duties or responsibilities of Mr. Carrel as an executive of the Company and to reflect the status of the Company as a private company after the Merger; (ii) provides for the payment to Mr. Carrel of $690,000 on the 66th day following the closing date of the Merger; (iii) provides that if severance benefits are paid under the Change in Control Agreement, as amended, such severance benefits will be the only severance benefits paid to Mr. Carrel; and (iv) makes certain other changes relating to Section 409A of the Internal Revenue Code.

Mr. Akyuz’s CIC Amendment, which amends the Change in Control Agreement between the Company and Mr. Akyuz dated September 25, 2009, (i) revises the good reason definition to reflect the status of the Company as a private company after the Merger; (ii) requires Mr. Akyuz to enter into a release to receive any benefits thereunder; (iii) provides that if severance benefits are paid under the Change in Control Agreement, as amended, such severance benefits will be the only severance benefits paid to Mr. Akyuz; and (iv) makes certain other changes relating to Section 409A of the Internal Revenue Code.

Mr. Canakes’ CIC Amendment, which amends the Change in Control Agreement between the Company and Mr. Canakes dated October 9, 2000, (i) revises the good reason definition to reflect the status of the Company as a private company after the Merger; (ii) requires Mr. Canakes to enter into a release to receive any benefits thereunder; (iii) provides that if severance benefits are paid under the Change in Control Agreement, as amended, such severance benefits will be the only severance benefits paid to Mr. Canakes; and (iv) makes certain other changes relating to Section 409A of the Internal Revenue Code.

Mr. Goepfrich’s CIC Amendment, which amends the Change in Control Agreement between the Company and Mr. Goepfrich dated October 31, 2005, (i) revises the good reason definition to reflect the status of the Company as a private company after the Merger; (ii) requires Mr. Goepfrich to enter into a release to receive any benefits thereunder; (iii) provides that Mr. Goepfrich will be paid severance equal to his base salary of $225,000 if he is employed by the Company until the six-month anniversary of the closing date of the Merger or is terminated for cause or terminates his employment for good reason; (iv) provides that if severance benefits are paid under the Change in Control Agreement, as amended, such severance benefits will be the only severance benefits paid to Mr. Goepfrich; and (v) makes certain other changes relating to Section 409A of the Internal Revenue Code.

Post-Employment Compensation

Potential Payments upon Termination of Employment or Change in Control

The tables below reflect the amount of compensation to each of the Named Executive Officers of the Company who were employees as of December 31, 2010 in the event of termination of such executive’s employment. The amounts of compensation payable to each such Named Executive Officer upon retirement, termination without cause or resignation for good reason, termination for cause or resignation without good reason, voluntary or involuntary termination following a change in control, and death are shown below. The amounts shown assume that such termination was effective as of December 31, 2010, include amounts earned through such time, and are estimates of the amounts which would be paid out to the Named Executive Officers upon their termination. The actual amounts to be paid out can be determined only at the time of such executive’s separation from the Company. In addition, there may be re-negotiation of the payments upon any termination of employment or change in control.

Both of the Company’s equity award plans that cover its employees, consisting of the 1997 Stock Option and Incentive Plan and the 2006 Long-Term Incentive Plan, provide that the restrictions on all shares of restricted stock shall lapse immediately, and all outstanding options will become exercisable immediately, if any of the following events occur: (i) the sale, lease, exchange or other transfer of substantially all of the assets of the Company; (ii) the liquidation or dissolution of the Company; (iii) certain mergers or consolidations of the Company which result in a reduction in the voting power of the current shareholders of the Company; (iv) any person becomes the beneficial owner of more than 20% of the Company’s common stock without the advance approval of the incumbent Directors or more than 50% of the voting power of the Company’s outstanding stock without regard to consent by the incumbent Directors; (v) the incumbent Directors cease for any reason to constitute at least a majority of the Board; or (vi) any other change in control of the Company of a nature that would be required to be reported pursuant to Section 13 or Section 15(d) of the Exchange Act.

	Cash Severance Payment		Continuation of Medical and Welfare Benefits (1)	Acceleration of Equity Awards (2)	Accrued Vacation Pay	Total
Michael H. Carrel
Retirement	$—		$—	$122,712	$47,690	$170,402
Termination without Cause or Resignation for Good Reason	$310,000		$19,178	$—	$47,690	$376,868
Termination for Cause or Resignation without Good Reason	$—		$—	$—	$47,690	$47,690
Voluntary or Involuntary Termination following Change in Control	$620,000		$38,356	$122,712	$47,690	$828,758
Death	$500,000	(3)	$—	$122,712	$47,690	$670,402

Peter J. Goepfrich
Retirement	$—		$—	$55,996	$32,306	$88,302
Termination without Cause or Resignation for Good Reason	$105,000		$8,377	$—	$32,306	$145,683
Termination for Cause or Resignation without Good Reason	$—		$—	$—	$32,306	$32,306

Termination following Change in Control (other than for Death, Cause, Disability, or Retirement) or with Good Reason	$210,000		$33,509	$55,996	$32,306	$331,811
Death	$500,000	(3)	$—	$55,996	$32,306	$588,302

Aaron (Erkan) Akyuz
Retirement	$—		$—	$245,475	$2,567	$248,042
Termination without Cause or Resignation for Good Reason	$187,500		$12,566	$—	$2,567	$202,633
Termination for Cause or Resignation without Good Reason	$—		$—	$—	$2,567	$2,567
Termination following Change in Control (other than for Death, Cause, Disability, or Retirement) or with Good Reason	$250,000		$33,509	$245,475	$2,567	$531,551
Death	$500,000	(3)	$—	$245,475	$2,567	$748,042

Steven P. Canakes
Retirement	$—		$—	$59,281	$32,799	$92,080
Termination without Cause or Resignation for Good Reason	$106,600		$—	$—	$32,799	$139,399
Termination for Cause or Resignation without Good Reason	$—		$—	$—	$32,799	$32,799
Termination following Change in Control (other than for Death, Cause, Disability, or Retirement) or with Good Reason	$426,400		$38,356	$59,281	$32,799	$556,836
Death	$500,000	(3)	$—	$59,281	$32,799	$592,080

Vikram Simha
Retirement	$—		$—	$121,801	$15,544	$137,345
Termination without Cause or Resignation for Good Reason	$180,000		$9,059	$—	$15,544	$204,603
Termination for Cause or Resignation without Good Reason	$—		$—	$—	$15,544	$15,544
Termination following Change in Control (other than for Death, Cause, Disability, or Retirement) or with Good Reason	$240,000		$24,158	$121,801	$15,544	$401,503
Death	$500,000	(3)	$—	$121,801	$15,544	$637,345

(1)                                Reflects the estimate of all future premiums which will be paid on behalf of the Named Executive Officer under the Company’s health and welfare benefit plans.

(2)                                For option awards, consists of the difference between the market price of the Company’s common stock as reported on The NASDAQ Global Select Market as of December 31, 2010, which was $13.98, less the exercise price of the option multiplied by the number of shares subject to the option that will accelerate and vest upon the occurrence of the event. For restricted stock awards, consists of the closing price of the Company’s common stock as reported on The NASDAQ Global Select Market as of December 31, 2010, which was $13.98, multiplied by the number of shares that will accelerate and vest upon the occurrence of the event.

(3)                                Reflects the proceeds that would have been received by the Named Executive Officer as of December 31, 2010, under the life insurance policies for which the Company pays the premiums.

Other Post-Employment Payments

Other than contributions to 401(k) retirement savings plans for the Company’s U.S. employees and contributions to savings programs for the Company’s European employees, we do not provide pension arrangements or post-retirement health coverage for executive officers or other employees. We do not provide any nonqualified defined contribution or other deferred compensation plans.

Compensation Risk Analysis

The process the Company used to analyze its compensation risks began with the Chief Financial Officer and leadership in its Human Resources department documenting each of the Company’s incentive compensation programs, identifying, for each program, the type of plan, the persons eligible to receive incentive compensation under the program, the activities or results necessary to receive incentive compensation under the program, and the possible risks that may result from an individual’s attempts to achieve such incentive compensation. Management also examined risk mitigating factors, such as the balance of incentives created by and within various incentive programs. Then, management and the Compensation Committee reviewed the catalogue and assessed whether any of the programs could create risks that are reasonably likely to have a material adverse effect on the Company. In that discussion, it was determined that none of the Company’s incentive compensation programs create risks that are reasonably likely to have a material adverse effect on the Company.

Report of the Audit Committee

The Audit Committee of the Board of Directors is comprised entirely of three directors who meet the independence requirements of NASDAQ’s Marketplace Rules and the Securities and Exchange Commission. The Audit Committee operates under a charter that is available on the Company’s website at http://www.vitalimages.com. To view the charter, select “Investors,” then “Corporate Governance,” then “Documents & Charters” and then “Audit Committee Charter” under “Committee Charters.”

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. Management is responsible for the preparation, presentation and integrity of the financial statements, including establishing accounting and financial reporting principles and designing systems of internal controls over financial reporting. The Company’s independent auditors are responsible for expressing an opinion as to the conformity of the Company’s consolidated financial statements with generally accepted accounting principles and auditing the effectiveness of the Company’s internal controls over financial reporting.

In performing its responsibilities, the Audit Committee has reviewed and discussed, with management and the independent accountant, the audited consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010. The Audit Committee has also discussed with the independent accountant auditors matters required to be discussed by AU Section 380, Communication with Audit Committees.

The Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant’s independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

By the Audit Committee:

Sven A. Wehrwein, Chair

James B. Hickey, Jr.

Richard W. Perkins

Security Ownership of Principal Shareholders and Management

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth, as of May 10, 2011 (except as otherwise expressly indicated), certain information regarding the beneficial ownership of shares of common stock of the Company by (i) each person or entity who is known by the Company to own more than 5% of the Company’s common stock, (ii) each Director or nominee for Director of the Company, (iii) each person listed in the Summary Compensation Table and (iv) all Directors, nominees and executive officers of the Company as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percent of Outstanding Shares (2)
5% Beneficial Owners:
Eagle Asset Management, Inc.	1,576,962	(3)	11.21%
T. Rowe Price Associates, Inc.	1,086,132	(4)	7.72%
Janus Capital Management LLC	1,025,656	(5)	7.29%
BlackRock, Inc.	931,389	(6)	6.62%
Dimensional Fund Advisors LP	839,270	(7)	5.97%
Capital Research Global Investors	792,000	(8)	5.63%
JPMorgan Chase & Co.	722,662	(9)	5.14%

Executive Officers and Directors:
James B. Hickey, Jr.	86,400	(10)	*
Michael H. Carrel	357,615	(11)	2.54%
Oran E. Muduroglu	15,000	(12)	*
Gregory J. Peet	67,100	(13)	*
Richard W. Perkins	130,100	(14)	*
Douglas M. Pihl	88,137	(15)	*
Michael W. Vannier, M.D.	90,100	(16)	*
Sven A. Wehrwein	86,100	(17)	*
Peter J. Goepfrich	93,909	(18)	*
Aaron (Erkan) Akyuz	78,134	(19)	*
Steven P. Canakes	80,705	(20)	*
Vikram Simha	130,576	(21)	*
All Directors and executive officers as a group (13 persons)	1,352,614	(22)	9.61%

* Less than one percent.

(1)                                 Each person has sole voting and sole dispositive power with respect to all outstanding shares, except as noted. The individuals holding shares subject to restricted stock awards have the power to vote but not the power to dispose of such shares.

(2)                                 Based on 14,069,369 shares outstanding as of May 10, 2011. Such number does not include 2,319,484 shares of common stock subject to stock options outstanding as of May 10, 2011. Each figure showing the percentage of outstanding shares owned beneficially has been calculated by treating as outstanding and owned the shares which could be purchased by the indicated person(s) on May 10, 2011 or within 60 days of May 10, 2011 upon the exercise of stock options.

(3)                                 Reflects information as of November 30, 2010 derived from Amendment No. 2 to Schedule 13G filed with the SEC by Eagle Asset Management, Inc. on December 9, 2010. As set forth in the Schedule 13G, as amended, Eagle Asset Management, Inc. has sole voting and dispositive power as to 1,576,962 shares. The principal business address of Eagle Asset Management, Inc. is 880 Carillon Parkway, St. Petersburg, Florida 33716.

(4)                                 Reflects information as of December 31, 2010 from Amendment No. 5 to Schedule 13G filed with the SEC by T. Rowe Price Associates, Inc. on February 11, 2011. As set forth in the Schedule 13G, as amended, T. Rowe Price Associates, Inc. has sole voting power as to 97,100 shares and sole dispositive power as to 1,086,132 shares. These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The principal business address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5)                                 Reflects information as of December 31, 2010 derived from Amendment No. 1 to Schedule 13G filed with the SEC by Janus Capital Management LLC (“Janus Capital”) on February 14, 2011. As set forth in the Schedule 13G, Janus Capital has shared voting and dispositive power as to 1,025,656 shares and no sole voting or dispositive power as to any shares. Janus Capital has a direct 94.5% ownership stake in INTECH Investment Management (“INTECH”) and a direct 77.8% ownership stake in Perkins Investment Management LLC (“Perkins”). Due to the above ownership structure, holdings for Janus Capital, Perkins and INTECH are aggregated for purposes of this filing. Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively, “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Perkins may be deemed to be the beneficial owner of 1,025,656 shares or 7.3% of the shares outstanding of Vital Images Common Stock held by such Managed Portfolios. However, Perkins does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The principal business address of Janus Capital Management LLC is 151 Detroit Street, Denver, Colorado 80206.

(6)                                 Reflects information as of December 31, 2010 derived from Amendment No. 1 to Schedule 13G filed with the SEC by BlackRock, Inc. on February 9, 2011. As set forth in the Schedule 13G, BlackRock, Inc. has sole voting and dispositive power as to 931,389 shares. The principal business address of BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(7)                                 Reflects information as of December 31, 2010 from Amendment No. 2 to Schedule 13G filed with the SEC by Dimensional Fund Advisors LP on February 11, 2011. As set forth in the Schedule 13G, as amended, Dimensional Fund Advisors LP has sole voting power as to 806,553 shares and sole dispositive power as to 839,270 shares. Dimensional Fund Advisors LP (“Dimensional”), an investment advisor, furnishes investment advice to four investment companies registered under the Investment Company Act of

1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the “Funds.” In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the securities that are owned by the Funds, and may be deemed to be the beneficial owner securities held by the Funds. All securities reported in the Schedule 13G are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. The principal business address of Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(8)                                Reflects information as of December 31, 2010 derived from Amendment No. 5 to Schedule 13G filed with the SEC by Capital Research Global Investors, a division of Capital Research and Management Company, on February 10, 2011. As set forth in the Schedule 13G, as amended, Capital Research Global Investors has sole voting and dispositive power as to 792,000 shares. The principal business address of Capital Research Global Investors is 333 South Hope Street, Los Angeles, California 90071.

(9)                               Reflects information as of December 31, 2010 derived from Amendment No. 1 to Schedule 13G filed with the SEC by JPMorgan Chase & Co. on February 3, 2011. As set forth in the Schedule 13G, JPMorgan Chase & Co. has sole voting power as to 652,290 shares, shared voting power as to 732 shares and sole dispositive power as to 722,662 shares. The principal business address of JPMorgan Chase & Co. is 270 Park Avenue, New York, New York 10017.

(10)                          Includes 54,100 shares that Mr. Hickey has the right to acquire upon the exercise of stock options.

(11)                          Includes 335,012 shares that Mr. Carrel has the right to acquire upon the exercise of stock options.

(12)                          Includes 15,000 shares that Mr. Muduroglu has the right to acquire upon the exercise of stock options.

(13)                          Includes 47,100 shares that Mr. Peet has the right to acquire upon the exercise of stock options.

(14)                          Includes 5,000 shares held by the Perkins Foundation, 7,500 shares held by the Perkins Capital Management, Inc. Profit Sharing Plan, 7,500 shares held by Perkins and Partners, Inc. Profit Sharing Plan, 18,000 shares held by a trust of which Mr. Perkins is the sole trustee, and 50,000 shares held in a pledge account. Also includes 42,100 shares Mr. Perkins has the right to acquire upon the exercise of stock options. As of May 6, 2011, Mr. Perkins disclaims beneficial ownership over 471,661 shares held in client accounts at Perkins Capital Management, Inc. Perkins Capital Management, Inc. has sole investment power over the 471,661 shares and sole voting power over 99,569 shares.

(15)                          Includes 42,100 shares that Mr. Pihl has the right to acquire upon the exercise of stock options. Includes 14,900 shares held by Mr. Pihl’s spouse, as to which Mr. Pihl disclaims beneficial ownership.

(16)                          Includes 56,100 shares that Dr. Vannier has the right to acquire upon the exercise of stock options.

(17)                          Includes 42,100 shares that Mr. Wehrwein has the right to acquire upon the exercise of stock options.

(18)                          Includes 93,130 shares that Mr. Goepfrich has the right to acquire upon the exercise of stock options.

(19)                          Includes 62,592 shares that Mr. Akyuz has the right to acquire upon the exercise of stock options and 11,250 shares subject to a restricted stock award.

(20)                          Includes 56,060 shares that Mr. Canakes has the right to acquire upon the exercise of stock options.

(21)                          Includes 118,260 shares that Mr. Simha has the right to acquire upon the exercise of stock options and 7,500 shares subject to restricted stock awards.

(22)                          Includes 1,012,392 shares that all Directors and executive officers as a group have the right to acquire upon the exercise of stock options and 18,750 shares subject to restricted stock awards.

ANNEX II

April 27, 2011

Board of Directors

Vital Images, Inc.

5850 Opus Parkway

Suite 300

Minnetonka, MN 55343

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Vital Images, Inc., a Minnestota corporation (the “Company”), of the Consideration (as defined below) pursuant to a draft of the Agreement and Plan of Merger (the “Agreement”), to be entered into among the Company, Toshiba Medical Systems Corporation, a company formed under the laws of Japan (the “Parent”), and  Magenta Corporation, a Minnesota corporation and a wholly-owned subsidiary of the Parent (the “Purchaser”).  Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides, among other things, that (i) the Purchaser will commence a tender offer (the “Offer”) for all of the outstanding shares of Company Common Stock at a price per share of $18.75 (the “Consideration”), and (ii) following the consummation of the Offer, subject to the terms and conditions set forth in the Agreement, the Purchaser will merge with and into the Company (the “Merger” and together with the Offer, the “Transaction”) and at the Effective Time, each share of Company Common Stock (other than shares held in treasury, owned by the Parent or the Purchaser or Dissenting Shares) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In connection with our review of the Transaction, and in arriving at our opinion, we have:  (i) reviewed and analyzed the financial terms of a draft of the Agreement dated April 25, 2011; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us and prepared by management of the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects before and after giving effect to the Transaction; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant.  In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us.  We have further relied upon the assurances of the management of the Company that the financial information regarding the Company provided to us by management of the Company has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading.  Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based.  We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, regulatory, tax and financial reporting matters with respect to the Company and the Agreement. Our opinion does not address any accounting, legal, regulatory, tax or financial reporting matters.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us.  We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder.  Additionally, we have assumed that all necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters.  The analyses performed by us in connection with this opinion were going concern analyses.  We express no opinion regarding the liquidation value of the Company or any other entity.  Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.  We have also assumed that neither the Company nor the Parent is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.  We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time.  We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a portion of which is contingent upon the consummation of the Transaction.  We will also receive a fee for rendering this opinion.  The opinion fee is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services.  In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.  We may also, in the future, provide investment banking and financial advisory services to the Company, the Parent and/or entities that are affiliated with the Company or the Parent, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray & Co. (“Piper Jaffray”) has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s Research Department and personnel.  As a result, Piper Jaffray’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Company and the Transaction and other participants in the Transaction (including the Parent) that differ from the opinions of Piper Jaffray’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or tender their shares in the Offer or how any such stockholder should vote at the stockholders’ meeting, if any, held in connection with the Merger or any other matter.  Except as expressly set forth in our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval.  This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreement.  We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, the Parent’s ability to fund the Consideration or any other terms contemplated by the Agreement.  Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the compensation to be received by holders of Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than the Parent and its affiliates, if any) as of the date hereof.

Sincerely,

/s/ Piper Jaffray & Co.

PIPER JAFFRAY & CO.